As confidentially submitted to the U.S. Securities and Exchange Commission on September 24, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

––––––––––––––––––––

AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

––––––––––––––––––––

Brand Meditech Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

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Cayman Islands	5047	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Flat Q, 11/F, Kings Wing Plaza 2
No. 1 On Kwan St.
Shatin NT, Hong Kong, China
Tel: (852) 3124 1235
(Address and telephone number, including area code, of Registrant’s principal executive offices)

––––––––––––––––––––

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

––––––––––––––––––––

Copies to:

Joan Wu, Esq. Sally Yin, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2206	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036-6569 212-326-0820

––––––––––––––––––––

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED SEPTEMBER 24, 2025

[•] Class A Ordinary Shares

Brand Meditech Limited

This is the initial public offering by Brand Meditech Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “Brand Meditech”) of its Class A Ordinary Shares with par value of US$0.00001 each (the “Class A Ordinary Shares”, each a “Class A Ordinary Share”). The Company expects the initial public offering price to be in the range of $[•] to $ [•] per Class A Ordinary Share. Prior to this offering, there has been no public market for the Company’s Class A Ordinary Shares or Class B ordinary shares, par value of US$0.00001 each (the “Class B Ordinary Shares”, each a “Class B Ordinary Share”, and together with the Class A Ordinary Shares, the “Ordinary Shares”). The Company plans to apply to have its Class A Ordinary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AED”. There can be no assurance that such application will be approved. If our Class A Ordinary Shares are not approved for listing on Nasdaq, we will not proceed with this offering.

Unless otherwise stated, as used in this prospectus, the terms “Brand Meditech,” “we,” “us,” “our,” and the “Company” refer to Brand Meditech Limited, and when describing the Company’s consolidated financial information, also include the Company’s subsidiaries organized under the laws of the British Virgin Islands (the “BVI”), Hong Kong and mainland China. The term “BM BVI” refers to Brand Technology Limited, a company formed under laws of the BVI and a wholly owned subsidiary of Brand Meditech. The term “BM HK” refers to Brand Meditech (Asia) Company Limited, a company formed under the laws of Hong Kong and a wholly owned subsidiary of BM BVI. The term “Link Alive” refers to Link Alive Technology Company Limited, a company formed under the laws of Hong Kong and a wholly owned subsidiary of BM HK. The term “Niche Medical” refers to Niche Medical (Xuzhou) Co., Ltd., a company organized under the laws of the PRC and a wholly owned subsidiary of BM HK. See “Prospectus Summary — Our Corporate Structure.”

We have a dual class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this prospectus, our authorized share capital is $10,000 divided into two classes of shares, including (i) 900,000,000 Class A Ordinary Shares of $0.00001 par value each, and (ii) 100,000,000 Class B Ordinary Shares of $0.00001 par value each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights, except for voting, transfer and conversion rights. Each Class A Ordinary Share carries the right to one (1) vote, and each Class B Ordinary Share carries the right to ten (10) votes and is convertible (at the option of the holder) into one (1) fully paid and non-assessable Class A Ordinary Share. Therefore, as long as the issued and outstanding Class B Ordinary Shares represent greater than 9.10% of the total issued ordinary shares, the holder(s) of the Class B Ordinary Shares will own (or collectively own) no less than 50% of the total voting power. Such holder(s), consequently, can (i) control the outcome of matters requiring shareholder approval by way of an ordinary resolution, such as election of directors, which requires a simple majority of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting; and (ii) veto matters requiring shareholder approval by way of a special resolution, such as amendment of our memorandum and articles of association, and approval of major corporate transactions, such as a merger, or consolidation, which requires a majority of not less than two-thirds of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting, or the approval in writing by all the members entitled to vote at a general meeting. As of the date of this prospectus, we have 9,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares issued and outstanding. Our director, Leo De Guzman Vega, through InnoFuture Tech Limited (“InnoFuture”), indirectly holds 2,000,000 Class A Ordinary Shares and all the outstanding Class B Ordinary Shares, representing 63.16% of total voting power. As a result of the dual-class share structure and the concentration of ownership, Leo De Guzman Vega is able to: (i) control the outcome of matters requiring shareholder approval by way of an ordinary resolution, such as election of directors, which requires a simple majority of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting; and (ii) veto matters requiring shareholder approval by way of a special resolution, such as amendment of our memorandum and articles of association, and approval of major corporate transactions, such as a merger, or consolidation, which requires a majority of not less than two-thirds of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting, or the approval in writing by all the members entitled to vote at a general meeting. For the avoidance of doubt, it is noted that Leo De Guzman Vega is not able to pass an ordinary resolution if it is proposed to be passed in writing, as this will require the passing of a unanimous written resolution passed by all of the members of the Company, nor is he able to determine the outcome of a proposed sale of assets, as such a transaction does not require shareholder approval and will be a matter for board approval only. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares and this Offering — Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial” on page 51 and “Description of Share Capital” beginning on page 129 for details. In addition, we may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares. In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares and this Offering — Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares” on page 58 of the prospectus.

The Company is an “emerging growth company” and a “foreign private issuer” as defined in the U.S. federal securities laws and, as such, is subject to certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer”, respectively.

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 18 for factors you should consider before buying our Class A Ordinary Shares.

We are a holding company incorporated in the Cayman Islands and are not an operating company based in China or Hong Kong. The majority of our operations are conducted in Hong Kong, a special administrative region of the PRC. For the fiscal years ended March 31, 2025 and 2024, BM HK accounted for 99.37% and 99.87% of our total revenue, respectively. Niche Medical contributed 0.63% and 0.13% of total revenue for these same periods, respectively.

Investors in our Class A Ordinary Shares are purchasing equity interests in Brand Meditech, a Cayman Islands holding company, and not direct equity interests in our operating entities, BM HK in Hong Kong or Niche Medical in mainland China. Consequently, investors in our Class A Ordinary Shares may never directly hold equity interests in any of our subsidiaries located in Hong Kong and mainland China.

In addition, we do not use a variable interest entity structure, and have no plans to adopt such a structure. However, our current operational structure involves unique risks to investors. Chinese regulatory authorities could disallow our operating structure, which would likely result in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Permissions and Approvals in Hong Kong and mainland China” and “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China.”

We are subject to certain legal and operational risks associated with having our operations through BM HK in Hong Kong and through Niche Medical in mainland China. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, effective on March 31, 2023, pursuant to which we are not required to complete necessary filing procedures with the CSRC for this offering and listing, in light of the fact that the Company has conducted a comprehensive assessment and determined that its business operations do not conform to the stipulated filing conditions as per the relevant regulatory frameworks, it has reached the conclusion that for the present offering in question, there is no obligation to seek the approval or complete the filing procedures with the China Securities Regulatory Commission. In the opinion of our PRC legal counsel, Zhong Yin Law Firm, we are not required to complete the filing procedures with the CSRC for this offering and our listing on a U.S. stock exchange because a) none of the operating revenue, total profit, total assets, or net assets of Niche Medical for the most recent accounting year, accounted for 50% or more of the Company’s corresponding figures on a consolidated basis, and b) the majority the Company’s operations and the principal place of business are located in Hong Kong, and the majority of the Company’s senior managers in charge of its business operations and management are neither Chinese citizens nor domiciled in mainland China. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — The China Securities Regulatory Commission, or the CSRC, has released the rules for China-based companies seeking to conduct listing and offerings in foreign markets. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.”

Furthermore, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. Pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III, so they do not apply directly to Hong Kong entities. However, due to the long-arm application of the current PRC laws and regulations, while the majority of our operations are in Hong Kong, uncertainties still exist in the promulgation, interpretation and enforcement of PRC laws, we may be impacted by any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future. The PRC government may exercise significant direct oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our operations at any time, which could result in a material change in our operations. Those actions could also significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. There remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Nevertheless, since these statements and regulatory actions made by the PRC government are relatively recent, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. If certain PRC laws and regulations were to become applicable to us or our subsidiaries in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our Class A Ordinary Shares, to significantly decline or become worthless. As of the date of this prospectus, as advised by our PRC legal counsel, Zhong Yin Law Firm, neither we nor our PRC Subsidiary are subject to any anti-monopoly enforcement as we have not implemented any monopolistic behavior, nor have any of us been required to declare to the Cyberspace Administration of China (the “CAC”) for cybersecurity review, as our business does not possess data from over one million individuals, implicate cybersecurity, or involve any other type of restricted industry. As of the date of this prospectus, according to our PRC counsel, Zhong Yin Law Firm, we have not received any warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Because these statements and regulatory actions are newly published, however, further official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the PRC Subsidiary, our ability to accept foreign investments, and our listing on a U.S. securities exchange. The PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, or the PRC Subsidiary, to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, may subject us to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, which could adversely impact our business and our offering.”

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 18, 2020, the HFCA Act was signed into law. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”), which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a determination report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland PRC and Hong Kong and voted to vacate its previous determinations to the contrary. Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including, but not limited to, inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators.

Our auditor, AssentSure PAC (“AssentSure”), headquartered in Singapore, is an independent registered public accounting firm, and as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, and has been inspected by the PCAOB on a regular basis and as such, it had not been affected by or subject to the PCAOB’s Determination Report. AssentSure’s audit working papers related to the Company are located in Singapore. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on a U.S. exchange or this offering.”

As of the date of this prospectus, none of our subsidiaries have declared or paid any dividends or otherwise made any distributions to us and we have not declared or paid any dividends or otherwise made any other distributions to our shareholders. As of the date of this prospectus, there were no transfers of cash or other assets between the Company and its subsidiaries. There are no specific written cash management policies and procedures in place that govern how funds are transferred through our organization. We plan to progressively establish and enhance relevant policies to build a comprehensive management system covering the entire cycle of fund allocation. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate paying any cash dividends in respect of our Class A Ordinary Shares in the foreseeable future. If we determine to pay any dividend, as a holding company, we will be dependent on receipt of funds from BM HK and Niche Medical, our indirect wholly owned subsidiaries in Hong Kong and mainland China, respectively. Transfers of cash and other assets between the Company and its PRC Subsidiary are subject to legal and regulatory restrictions. To the extent cash or assets in the business are in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Company or its PRC Subsidiary by the PRC government to transfer cash or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — To the extent cash or assets of our business or of our PRC Subsidiary is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

Following the completion of this offering, Leo De Guzman Vega, through InnoFuture, will beneficially own 2,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares, representing approximately [•]% of the aggregate voting power in respect of the Company, assuming no exercise of the over-allotment option. As such, we will be deemed to be a “controlled company” as defined under Nasdaq Listing Rules 5615(c). See “Prospectus Summary — Implications of being a ‘Controlled Company’”, “Risk Factors” and “Management — Controlled Company.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price(1)	US$	US$
Underwriting discounts and commissions(2)	US$	US$
Proceeds, before expenses, to us(3)	US$	US$

____________

(1)      Assuming the initial public offering price is $[•], the midpoint of the estimated price range set forth above.

(2)      For further information on underwriting compensation, see “Underwriting” on page 151 of this prospectus.

(3)      Proceeds to us presented in this table does not give effect to the exercise of the option we have granted to the underwriters as described below. We expect our total expenses for this offering to be approximately $[•], exclusive of underwriting discounts and commissions.

We have granted the underwriters an option exercisable for a period of 45 days from the closing of this offering to purchase up to an additional [•] Class A Ordinary Shares from us at the initial public offering price less underwriting discounts and commissions solely, to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[•], and the total gross proceeds to us, before expenses, will be $[•].

The underwriters expect to deliver the Class A Ordinary Shares to investors in the offering on or about [•], 2025.

Maxim Group LLC

The date of this prospectus is [•], 2025

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “BMCL” is to Brand Meditech Company Limited, a company incorporated under the laws of the BVI;

•        “BM BVI” is to Brand Technology Limited, a company incorporated under laws of the BVI;

•        “BM HK” is to Brand Meditech (Asia) Company Limited, a company incorporated under the laws of Hong Kong.

•        “BVI” are to the British Virgin Islands;

•        “China” and the “PRC” are to the People’s Republic of China and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China excluding, for the purpose of this prospectus only, the Hong Kong Special Administrative Region, and the Macau Administrative Region; in this prospectus, any PRC laws, rules, regulations, statutes, notices, circulars and judicial interpretations or the like refer to those PRC laws, rules, regulations, statutes, notices, circulars and judicial interpretations or the like currently in force, published for comments (if specifically stated) or being promulgated but have not come into effect (if specifically stated) and publicly available in mainland China as of the date of this prospectus;

•        “Class A Ordinary Shares” are to the class A ordinary shares of the Company, par value US$0.00001 per share;

•        “Class B Ordinary Shares” are to the class B ordinary shares of the Company, par value US$0.00001 per share;

•        “Company,” “Brand Meditech,” “we,” “us,” “Parent Company,” or “our Company” are to Brand Meditech Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands;

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

•        “InnoFuture” is to InnoFuture Tech Limited, a company incorporated under the laws of BVI;

•        “Link Alive” is to Link Alive Technology Company Limited, a company incorporated under the laws of Hong Kong;

•        “Nasdaq Stock Market Rules” are to the listing rules of The Nasdaq Stock Market LLC;

•        “operating subsidiaries” are to BM HK and Niche Medical;

•        “Ordinary Shares” are to the Class A Ordinary Shares and the Class B Ordinary Shares;

•        “PRC Subsidiary” or “Niche Medical” are to Niche Medical (Xuzhou) Co., Ltd., a company organized under the laws of the PRC;

•        “RMB” and “Renminbi” are to the lawful currency of China;

•        “Hong Kong dollars” and “HK$” are to the lawful currency of Hong Kong;

•        “Pioneer Net” is to Pioneer Net Info Services Limited, a company incorporated under the laws of the BVI;

•        “U.S.,” “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

•        “US$,” “USD,” “$”, “U.S. dollars” and “dollars” are to the lawful currency of the United States; and

•        “U.S. GAAP” are to generally accepted accounting principles in the United States.

Presentation of Financial Information

We have made rounding adjustments to reach some of the figures included in this prospectus. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is March 31. References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Unless otherwise noted, all translations between Hong Kong dollars to U.S. dollars and between Renminbi and U.S. dollars in this prospectus are made as follows:

	March 31, 2025		March 31, 2024
	Year-end spot rate	Daily average rate	Year-end spot rate	Daily average rate
US$ against HK$	0.1281	0.1283	0.1278	0.1278
US$ against RMB	0.1393	0.1401	0.1409	0.1407

Intellectual Property

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some (but not all) of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this prospectus relate to, among other things:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our business strategies and growth strategies, including our ability to meet our goals;

•        our dividend policy;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our relationships with our clients, business partners and third-parties;

•        the trends in, expected growth in and market size of the driving training industry in China;

•        our ability to maintain and enhance our market position;

•        our ability to continue to develop new technologies and/or upgrade our existing technologies;

•        developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations;

•        relevant governmental policies and regulations relating to our businesses and industry;

•        our ability to attract, train and retain executives and other employees;

•        our proposed use of proceeds from this offering;

•        the development of the global financial and capital markets;

•        fluctuations in inflation, interest rates and exchange rates;

•        general business, political, social and economic conditions in China; and

•        assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains information derived from government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. The exhibition services industry and its market may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of the exhibition services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Risk Factors — Risks Relating to Our Business and Industry.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

v

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include: (i) the Cayman Islands has a less developed body of securities laws than the United States and these securities laws provide significantly less protection to investors as compared to the United States; and (ii) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have appointed [•] located at [•] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier (Cayman) LLP (“Ogier”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts in the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Zhong Yin Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Zhong Yin Law Firm has further advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Class A Ordinary Shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Hong Kong

We conduct a substantial amount of our operations in Hong Kong, and a substantial portion of our assets are located in Hong Kong. Most of our directors and officers are nationals or residents of jurisdictions other than the United States and a significant portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholders to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

Taylor Wessing, our counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares discussed under “Risk Factors,” before deciding whether to invest our Class A Ordinary Shares.

Business Overview

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We conduct our medical device products related business through our indirect wholly owned subsidiary, BM HK, located in Hong Kong. Our mission is to provide high-quality medical devices to the healthcare industry, support medical advancements, and contribute to improving patient outcomes.

Founded in 2003, BM HK specializes in the business of procurement and sale of a diverse range of medical devices and medical software. Its product portfolio spans critical areas, such as cardiac emergency care, respiratory therapy, endoscopic examinations, and medical imaging analysis. BM HK is committed to expand its offerings to deliver comprehensive solutions that address pre-hospital emergency care, in-hospital and out-of-hospital rescue operations, intensive care unit (ICU) needs, and anesthesia support and recovery.

In 2021, as an addition to our principal business, we launched the development of proprietary medical device products through Niche Medical, a wholly owned subsidiary of BM HK in mainland China. As of the date of this prospectus, Niche Medical has successfully developed infusion pumps and anesthesia laryngoscopes. Additionally, portable X-ray machines and automated external defibrillators (the “AEDs”) are currently under development.

For the years ended March 31, 2025 and 2024, our total revenue was approximately US$25,488,377 and US$26,191,243, respectively. During these periods, BM HK generated 99.37% and 99.87% of total revenues, respectively, while Niche Medical contributed 0.63% and 0.13% of total revenues, respectively. For the years ended March 31, 2025 and 2024, our net income was approximately US$1,207,489 and US$1,472,771, respectively. During both periods, BM HK contributed 100% and 100% of the total net income, respectively.

Our Corporate Structure

We are a holding company incorporated in the Cayman Islands, not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct a majority of our operations through BM HK in Hong Kong and the rest of our operations through Niche Medical in the PRC. The Class A Ordinary Shares offered in this offering are shares of Brand Meditech, a Cayman Islands holding company, and not shares of the operating subsidiaries. Therefore, you will not directly hold any equity interests in the operating subsidiaries.

Under our dual class share structure, our share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Except for voting rights (each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings while each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings), and conversion rights (each Class B Ordinary Share is convertible at the option of the holder into one fully paid and non-assessable Class A Ordinary Share at any time by the holder thereof), Class A and Class B Ordinary Shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. For so long as the issued Class B Ordinary Shares represent greater than 9.10% of the total issued ordinary shares, the holder(s) of the Class B Ordinary Shares will own (or collectively own) no less than 50% of the total voting power and as such, such holder(s) will be able to: (i) control the outcome of matters requiring shareholder approval by way of an ordinary resolution, such as election of directors, which requires a simple majority of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting, and (ii) veto matters requiring shareholder approval by way of a special resolution, such as such as amendment of our memorandum and articles of association, and approval of major corporate transactions, such as a merger, or consolidation, which requires the approval of a majority of not less than two-thirds of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting, or the approval in writing by all the members entitled to vote at a general meeting. For the avoidance of doubt, it is noted that the holder(s) of Class B Ordinary Shares will not, as a class, be able to pass an ordinary resolution if it is proposed to be passed in writing, as this will require the passing of a unanimous written resolution passed by all of the members of the Company, nor will they, as a class, be able to determine the outcome of a proposed sale of assets, as such a transaction does not require shareholder approval, and will be a matter for board approval only.

As of the date of this prospectus, we have 9,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding. Our director, Leo De Guzman Vega, through InnoFuture, beneficially owns 2,000,000 Class A Ordinary Shares and all the outstanding Class B Ordinary Shares, representing 63.16% of total voting power. As a result of the dual-class share structure and the concentration of ownership, Leo De Guzman Vega is able to (i) control the outcome of matters requiring shareholder approval by way of an ordinary resolution, such as election of directors, which requires a simple majority of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting; and (ii) veto matters requiring shareholder approval by way of a special resolution, such as amendment of our memorandum and articles of association, and approval of major corporate transactions, such as a merger, or consolidation, which requires a majority of not less than two-thirds of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting, or the approval in writing by all the members entitled to vote at a general meeting. For the avoidance of doubt, it is noted that Leo De Guzman Vega will not be able to unanimously pass an ordinary resolution if it is proposed to be passed in writing, as this will require the passing of a unanimous written resolution passed by all of the members of the Company, nor will he be able to determine the outcome of a proposed sale of assets, as such a transaction does not require shareholder approval, and will be a matter for board approval only. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares and this Offering — Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial”.

We do not use a variable interest entity in our corporate structure. The following diagram illustrates our corporate structure as of the date of this prospectus, and upon completion of this offering of [•] Class A Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option:

Kwan Kit Ying
Leo DE Guzman Vega
David Garcia Galvez
100%
100%
100%
Brand Meditech Company Limited
(British Virgin Islands)
"BMCL"
InnoFuture Tech Limited
(British Virgin Islands)
"InnoFuture"
Pioneer Net Info Services Limited
(British Virgin Islands)
"Pioneer Net"
IPO Investors
21.05% / [ ]%
63.16% / [ ]%
15.79% / [ ]%
0% / [ ]%
Brand Meditech Limited
(Cayman Islands)
"Brand Meditech"
100%
Brand Technology Limited
(British Virgin Islands)
"BM BVI"
Brand Meditech US LTD.
(Nevada)
"BM US"
100%
Brand Meditech (Asia) Company Limited
(Hong Kong)
"BM HK"
100%
100%
Link Alive Technology Company Limited
(Hong Kong)
"Link Alive"
Niche Medical (Xuzhou) Co., Ltd.
(Mainland China)
"Niche Medical"

All percentages in the diagram above reflect the voting ownership interests, instead of the equity interests, beneficially owned by each of our shareholders, given that each Class B Ordinary Share is entitled to ten (10) votes and each Class A Ordinary Share is entitled to one (1) vote.

For details on our corporate history, please refer to “Corporate History and Structure.” For details of our principal shareholders’ ownership, please refer to “Principal Shareholders.”

Our Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

•        In-Depth Understanding of the Industry.    With over 21 years of sales experience with European-imported medical devices and software in Hong Kong and mainland China, we have developed a strong understanding of supply chain dynamics, pricing strategies, and regional market demands. Working with other medical device distributors across Asia, we ensure seamless product availability, competitive pricing, and consistent delivery of high-quality medical solutions to hospitals and healthcare providers.

•        Active Industry Engagement.    We actively participate in medical device exhibitions, such as China International Medical Equipment Fair (“CMEF”), to showcase our products, demonstrate key features, and strengthen relationships with customers, partners, and industry experts. These engagements enhance our brand visibility, market presence, and industry credibility, while also providing valuable feedback to refine our offerings and stay ahead of market trends. Our commitment to continuous industry interaction ensures that we remain at the forefront of innovation and customer needs in the medical device sector.

•        Visionary Team Leader with Proven Track Records.    Our management team, with over 30 years of combined experience in medical products sales, is the cornerstone of Brand Meditech. Under the visionary leadership of Chairwoman and CEO Ms. Kit Ying Kwan, we have emerged as a preeminent and trusted medical device enterprise in the region. Our leaders have forged strategic partnerships, positioning us as the essential gateway for international emergency equipment manufacturers seeking success in dynamic Asian markets. Their strategic foresight and deep industry knowledge enable them to accurately identify market trends and develop effective growth strategies. Robust Distribution and Service Capabilities. Our extensive distribution network, combined with post-sales support and technical expertise for the medical software, enhances customer satisfaction and fosters long-term partnerships; and

•        Experienced Research & Development (“R&D”) Team.    Our R&D team, led by Mr. Huiyou Xu, who is  an expert with over 20 years of experience in the medical device industry, is dedicated to the production of reliable and innovative medical products. With Mr. Xu at the helm for over eight years, our team consistently drives advancements in product development, ensuring the precision and stability of our offerings, including electrocardiogram (ECG) systems, respiratory monitoring solutions, and infusion pumps.

Our Growth Strategies

We will focus on the following key growth strategies to realize our mission:

•        Sales and Distribution Network Expansion:    we plan to expand our sales and distribution network to enter new markets besides Hong Kong or mainland China and reinforce our industry presence. Our strategy includes forging partnerships with medical institutions, emergency centers, and public facility management departments through direct engagement, as well as active participation in medical forums, exhibitions, and seminars. By delivering high-quality products and services, we also encourage referrals, further expanding our customer base. We expect that these combined efforts will help us increase market share, tap into new customer segments, and drive sustainable growth within the medical device industry.

•        Industry Engagement:    We actively participate in major medical device exhibitions, such as the CMEF, to showcase both our procured and proprietary products. These events allow us to demonstrate key features, strengthen relationships with customers, partners, and industry experts, and gather valuable feedback. This ongoing engagement not only enhances our brand visibility, market presence, and credibility but also ensures we remain responsive to evolving customer needs in the medical device and software sectors.

•        Marketing & Product Positioning:    Once production approval is secured for our AED and other proprietary products, we will position them as premium, high-end solutions. Our marketing strategy will emphasize advanced technology, rapid heart rhythm analysis, reliable defibrillation, and versatility for use in both public and medical environments. Initially, our distribution channels will primarily serve distributors; however, as market confidence and brand recognition grow, we will gradually extend our sales efforts directly to end-users, including hospitals and other medical institutions.

•        Pricing & Customer Service:    We will continue to employ value-oriented and competitive pricing strategies tailored to different product models. In addition, we are committed to offer expedited delivery and maintain clear communication with customers by providing regular shipment updates through multiple channels.

•        Investment in R&D.    The R&D team at Niche Medical, composed of experienced medical professionals with a robust research background, is dedicated to developing advanced products at competitive prices. In particular, BM HK will continue collaborating with Corscience GmbH & Co. KG (“Corscience”) — a German firm specializing in hardware and software technologies for defibrillation and ECG signal analysis — on the development of AED products. We are committed to further investments in technology and innovation to expand our product portfolio.

Corporate Information

Our principal executive offices are located at Flat Q, 11/F, Kings Wing Plaza 2 No. 1, On Kwan Street, Shatin, N.T. Hong Kong. Our telephone number at this address is +852 3124 1235. Our registered office in the Cayman Islands is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is www.brand-med.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is located at [•].

Regulatory Development in the PRC

The majority of our operations are in Hong Kong, a special administrative region of the PRC. For the years ended March 31, 2025 and 2024, BM HK generated 99.37% and 99.87% of our total revenue, respectively, while Niche Medical contributed 0.63% and 0.13% of total revenue, respectively. We are subject to certain legal and operational risks associated with having our operations in Hong Kong and mainland China.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. Pursuant to the Basic Law, national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III, so they do not apply directly to Hong Kong entities. However, due to the long-arm application of the current PRC laws and regulations, while the majority of our operations are in Hong Kong, uncertainties still exist in the promulgation, interpretation and enforcement of PRC laws, we may be impacted by any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future. The PRC government may exercise significant direct oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our operations at any time, which could result in a material change in our operations. Those actions could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. There remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Nevertheless, since these statements and regulatory actions made by the PRC government are relatively recent, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. The Chinese regulatory authorities could disallow our operating structure, which would likely result in a material change in our operations and/or a material change in the value of our Class A Ordinary Shares, and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — The China Securities Regulatory Commission, or the CSRC, has released the rules for China-based companies seeking to conduct listing and offerings in foreign markets. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” and “ — Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, may subject us to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, which could adversely impact our business and our offering.”

Permissions and Approvals in Hong Kong and mainland China

Our business is subject to various risks related to government regulations and regulatory interference in mainland China and Hong Kong. Based on the opinion of our Hong Kong counsel, Taylor Wessing, BM HK has not received any notifications from government authorities or regulators in Hong Kong regarding non-compliance with any laws and regulations that have not been cured as of the date of this prospectus, and that BM HK is not required to obtain any special permissions or approvals from Hong Kong authorities to conduct its business in Hong Kong or offer the securities being registered to foreign investors. As such, Hong Kong possesses all necessary permissions and approvals to conduct its business in Hong Kong, and no permissions or approvals have been denied with respect to Hong Kong’s operations in Hong Kong.

As of the date of this prospectus, except as disclosed in this prospectus, our operating subsidiaries have obtained all permissions and approvals required by mainland Chinese authorities for Niche Medical’s business operation in mainland China, this offering and our listing on a U.S. stock exchange under the current applicable laws in effect, including (i) business licenses; (ii) PRC medical device production and operation licenses; and (iii) Class II medical device registration certificates and production certificates.

Below is a summary chart outlining the licenses and permissions Niche Medical has obtained in mainland China for the manufacturing, operation and sale of specific medical devices as of the date of this prospectus:

Registered Name	NMPA Classification	Registration Certificates Issuing Authority Expiration Date	Manufacture License Issuing Authority Expiration Date
Infusion Pump	Class II	SXZZ(苏械注准) 20212140681 Jiangsu Medical Products Administration March 7, 2026	SYJX(苏食药监械生产许) 20200259 Jiangsu Medical Products Administration December 30, 2025
Anesthesia Laryngoscope	Class II	SXZZ(苏械注准) 20232080009 Jiangsu Medical Products Administration January 3, 2028	SYJX(苏食药监械生产许) 20200259 Jiangsu Medical Products Administration December 30, 2025
Other License/Certificate	Issuing Authority	Expiration Date
Medical Device Operation License, SXSYJXJYX(苏徐食药监械经营许) 20221004	Xuzhou Municipal Administration of Market Regulation	March 14, 2027
Class II Medical Device Operation Filing Certificate, SXSYJXJYB(苏徐食药监械经营备) 20221009	Xuzhou Municipal District of Economic and Technology Development	N/A
Certificate For Exportation of Medical Products (SXYJXC(苏徐药监械出) 20254254	Xuzhou Municipal Medical Products Administration	December 30, 2025

Based on the opinion of our PRC counsel, Zhong Yin Law Firm, as of the date of this prospectus, our PRC Subsidiary has received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, which include the business licenses that authorize the scope of business operations, medical device registration certificate and medical device production certificate for some of our proprietary products, and no permission or approval has been denied. However, in the future, if we or our PRC Subsidiary (i) do not receive or maintain such required approval or permission, (ii) inadvertently conclude that any approvals or permissions are not required, (iii) applicable laws, regulations, or interpretations change and the PRC Subsidiary is required to obtain any additional approvals or permissions in the future, we cannot assure you that our PRC Subsidiary will be able to receive clearance of compliance requirements in a timely manner, or at all. Any failure to fully comply with any compliance requirements may cause our PRC Subsidiary, to be unable to operate its businesses in the PRC, subject them to fines, relevant businesses or operations suspension for rectification, or other sanctions. In addition, our ability to offer, or continue to offer, securities to investors would be potentially eliminated; and the value of our securities might significantly decline,

On December 28, 2021, thirteen governmental departments of the PRC, including the CAC, issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that any network platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. In the opinion of our PRC counsel, Zhong Yin Law Firm, the operations of our PRC Subsidiary, our listing on a U.S. exchange, and this offering will not be affected and that we will not be subject to cybersecurity review by the CAC, given that our PRC Subsidiary (i) possess personal data of fewer than one million individual clients; (ii) does not collect data that affects or may affect national security in their business operations, as of the date of this prospectus; and (iii) does not anticipate that they will be collecting over one million users’ personal information or data that affect or may affect national security in the near future. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer, effective on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the PRC and transferred abroad by a data handler. According to the Measures, a data handler shall file with the State Cyberspace Administration for security assessment via the Province Cyberspace Administration if it transfers data abroad under any of the following circumstances: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information to abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) any other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. According to the opinion of our PRC counsel, Zhong Yin Law Firm, since our PRC Subsidiary is not a data handler that transfers data abroad under any of the aforementioned circumstances, the operations of the PRC Subsidiary, our listing on a U.S. exchange, and this offering are not affected by the Measures for the Security Assessment of Outbound Data Transfer.

As of the date of this prospectus, our operating subsidiaries have not received any notice from any authorities identifying our PRC Subsidiary as a critical information infrastructure operator (“CIIO”) or requiring our operating subsidiaries to go through cybersecurity review or network data security review by the CAC, nor have our operating subsidiaries been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities. In addition, our operating subsidiaries have not received any inquiry, notice, warning, or sanction in such respect. We believe that our operating subsidiaries in compliance with the aforementioned regulations and policies. However, the relevant PRC regulatory authorities may take a view that is contrary to or otherwise different from our view stated above. The enforcement as to how the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer will be interpreted or implemented will still require further clarification and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity reviews could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines (together with the Trial Measures, collectively, the “New Overseas Listing Rules”), effective on March 31, 2023. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The New Overseas Listing Rules impose requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) exemptions from immediate filing requirements for issuers that have already been listed overseas, prior to the date of implementation of the Trial Administrative Measures, or meet the following circumstances at the same time: a) whose application for indirect overseas offering and listing has been approved by the overseas regulators or overseas stock exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained), and b) are not required to re-perform the regulatory procedures with the relevant overseas regulator or overseas stock exchanges, and c) whose overseas offering or listing shall be completed before September 30, 2023, but such issuers shall still be subject to filing procedures if they conduct refinancings or any other filing matters; (iii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iv) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (v) issuers’ filing and reporting obligations, such as an obligation to file with the CSRC after an issuer submits an application for initial public offering to competent overseas regulators, and an obligation to file with the CSRC after an issuer completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (vi) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. In the opinion of our PRC legal counsel, Zhong Yin Law Firm, we are not required to complete the filing procedures with the CSRC for this offering and our listing on a U.S. stock exchange because a) none of the operating revenue, total profit, total assets, or net assets of Niche Medical for the most recent accounting year, accounted for 50% or more of the Company’s corresponding figures on a consolidated basis, and b) the majority the Company’s operations and the principal place of business are located in Hong Kong, and the majority of the Company’s senior managers in charge of its business operations and management are neither Chinese citizens nor domiciled in mainland China. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — The China Securities Regulatory Commission, or the CSRC, has released the rules for China-based companies seeking to conduct listing and offerings in foreign markets. While the majority of our operations are in Hong Kong, uncertainties still exist in the promulgation, interpretation and enforcement of PRC laws, we may be impacted by any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future. Those actions could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” As of the date of this prospectus, we have not received any warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Because these statements and regulatory actions are newly published, however, further official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the PRC Subsidiary, our ability to accept foreign investments, and our listing on a U.S. exchange. The PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, or the PRC Subsidiary, to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited to trade on a national exchange or over-the-counter under the HFCA Act, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. The Company’s auditor, Assentsure, is an independent registered public accounting firm with the PCAOB headquartered in Singapore, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor, and such auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed the Protocol with the CSRC and the MOF, setting out a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On June 22, 2021, the U.S. Senate passed the AHFCA Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on a U.S. exchange and this offering.”

Transfers of Cash and Asset Transfers Between Our Company and the Subsidiaries

We currently have not maintained any cash management policies that dictate the purpose, amount and procedures for cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China — To the extent cash or assets of our business or of our PRC Subsidiary is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.” Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC regulatory authority may also, at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for transfer of funds involving money laundering and criminal activities.

Under Cayman Islands law and our amended and restated articles of association, our Cayman Islands holding company may pay a dividend on its shares out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in mainland China and Hong Kong, for our cash and financing requirements. If any of our operating subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Current PRC regulations permit our PRC Subsidiary to pay dividends to BM HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, PRC entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each PRC entity is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other purposes, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if Niche Medical incurs debt on its own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares. BM BVI and BM HK are permitted under the respective laws of the British Virgin Islands and Hong Kong to provide funding to Brand Meditech through dividend distribution without restrictions on the amount of the funds. There are no restrictions by the British Virgin Islands and Hong Kong governments on dividend distributions from Hong Kong to the British Virgin Islands and the British Virgin Islands to Cayman Islands.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (U.S. Dollars) to its PRC Subsidiary through an investment (by increasing the Company’s registered capital in the PRC subsidiary). The PRC Subsidiary can transfer funds to each other when necessary, through current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, the latest revision of which was implemented on January 1, 2021, which regulates the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Zhong Yin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the capital of the PRC resident entity paying the dividends. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly own no less than 25% of the capital in the PRC company during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement. As of the date of this prospectus, BM HK obtained the tax resident certificate from the relevant Hong Kong tax authority on April 14, 2025, and Link Alive did not apply for such tax resident certificate as it does not hold any equity interest in the PRC. See “Dividend Policy.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

In addition, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. Although we may rely on more home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) in the future, we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

We have elected to follow the home country corporate governance practice to be exempted from the requirement that a majority of our board of directors consists of independent directors. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Implications of being a “Controlled Company”

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date. Public companies that qualify as a “Controlled Company” with securities listed on the Nasdaq, must comply with the exchange’s continued listing standards to maintain their listings. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

•        the requirement that our director nominees be selected or recommended solely by independent directors;

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, Leo De Guzman Vega, through InnoFuture, will control over 50% of the combined voting power of our equity interests through the ownership of 2,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c).

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We have elected to reply on the exemption of not having a majority of the board of directors being independent directors, and we may elect to rely on more exemptions in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to the shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Summary of Risk Factors

An investment in our Class A Ordinary Shares is subject to a number of risks, including risks relating to our business and industry, risks relating to doing business in China and risk relating to our Class A Ordinary Shares in this offering. You should carefully consider all the information in this prospectus before making an investment in the Class A Ordinary Shares. The following list summarizes some, but not all, of these risks. Please read “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Doing Business in Hong Kong and mainland China

We face risks relating to doing business in Hong Kong and mainland China, including, but not limited to, the following. For a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in Hong Kong and mainland China” from pages 18 to 41.

•        The majority of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. To the extent that cash or assets in the business is in Hong Kong or a Hong Kong subsidiary of ours, the funds or assets may not be available to fund operations or for other use, because the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations. See a more detailed discussion of this risk factor on page 19 of this prospectus.

•        Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. See a more detailed discussion of this risk factor on page 20 of this prospectus.

•        Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, may subject us to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, which could adversely impact our business and our offering. See a more detailed discussion of this risk factor on page 21 of this prospectus.

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. See a more detailed discussion of this risk factor on page 23 of this prospectus.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        It may be difficult for overseas regulators to conduct investigations or collect evidence within China. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies. See a more detailed discussion of this risk factor on page 25 of this prospectus.

•        Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties. See a more detailed discussion of this risk factor on page 26 of this prospectus.

•        Increases in labor costs in Hong Kong may adversely affect our business and results of operations. See a more detailed discussion of this risk factor on page 26 of this prospectus.

•        The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject the PRC Subsidiary to penalties or liabilities. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        The regulations governing mergers and acquisitions and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which may make it more difficult for us to pursue growth through acquisitions. See a more detailed discussion of this risk factor on page 28 of this prospectus.

•        The CSRC has released the rules for China-based companies seeking to conduct listing and offerings in foreign markets. While the majority of our operations are in Hong Kong, uncertainties still exist in the promulgation, interpretation and enforcement of PRC laws, we may be impacted by any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future. Those actions could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See a more detailed discussion of this risk factor on page 28 of this prospectus.

•        We may rely on dividends and other distributions on equity paid by our subsidiaries in Hong Kong and mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in Hong Kong and mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 31 of this prospectus.

•        PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC Subsidiary, which could materially and adversely affect their liquidity and their ability to fund and expand their business. See a more detailed discussion of this risk factor on page 31 of this prospectus.

•        Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        Given the Chinese government’s significant oversight and discretion over the conduct of the business of the PRC Subsidiary, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the operations of the PRC Subsidiary and the value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in BM HK’s operations and/or the value of the securities we are registering for sale. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC Subsidiary, and dividends payable by the PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation. See a more detailed discussion of this risk factor on page 37 of this prospectus.

•        To the extent cash or assets of our business or of our PRC Subsidiary is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. See a more detailed discussion of this risk factor on page 37 of this prospectus.

•        The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on a U.S. exchange and this offering. See a more detailed discussion of this risk factor on page 38 of this prospectus.

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiary. See a more detailed discussion of this risk factor on page 39 of this prospectus.

•        Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China, our principal place of business. See a more detailed discussion of this risk factor on page 40 of this prospectus.

•        Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China. See a more detailed discussion of this risk factor on page 40 of this prospectus.

Risks Relating to Our Business and Industry

We face risks relating to our business and industry, including, but not limited to, the following. For a more detailed discussion, see “Risk Factors — Risks Relating to Our Business and Industry” from pages 41 to 48.

•        Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates. See a more detailed discussion of this risk factor on page 41 of this prospectus.

•        We may not be able to generate sufficient revenue from the operations of BM HK to achieve and maintain profitability. See a more detailed discussion of this risk factor on page 41 of this prospectus.

•        If BM HK does not perform as expected, or if we are unable to satisfy customers’ demands for additional product features, our business and results of operations will suffer. Failure to maintain the quality and safety of our products could have a material and adverse effect on our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 41 of this prospectus.

•        BM HK faces competition from numerous competitors, many of whom have greater resources than we do, which may make it more difficult for us to achieve significant market penetration. See a more detailed discussion of this risk factor on page 42 of this prospectus.

•        Niche Medical may experience significant liability claims or complaints from customers, litigation, and regulatory investigations and proceedings relating to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations. See a more detailed discussion of this risk factor on page 42 of this prospectus.

•        BM HK faces the risk of fluctuations in the cost, availability, and quality of supplies. A significant interruption in BM HK’s suppliers and other business partners could also adversely affect our results of operations. See a more detailed discussion of this risk factor on page 42 of this prospectus.

•        Our business is dependent on large customers. If BM HK fails to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition, and results of operations may be materially and adversely affected. See a more detailed discussion of this risk factor on page 43 of this prospectus.

•        Niche Medical may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, and results of operations. See a more detailed discussion of this risk factor on page 43 of this prospectus.

•        If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected. See a more detailed discussion of this risk factor on page 44 of this prospectus.

•        If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions, including monetary penalties, or suffer brand and reputational harm. See a more detailed discussion of this risk factor on page 44 of this prospectus.

•        Niche Medical may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations. See a more detailed discussion of this risk factor on page 44 of this prospectus.

•        We may not be able to prevent others from unauthorized use of BM HK’s intellectual property, which could harm our business and competitive position. See a more detailed discussion of this risk factor on page 45 of this prospectus.

•        Niche Medical does not have business liability or disruption insurance, which could expose them to significant costs and business disruption. See a more detailed discussion of this risk factor on page 45 of this prospectus.

•        If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our business plan as outlined in this prospectus will be impaired. See a more detailed discussion of this risk factor on page 45 of this prospectus.

•        Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations. See a more detailed discussion of this risk factor on page 46 of this prospectus.

•        If we fail to implement and maintain an effective system of internal controls to remediate the identified material weaknesses in our financial reporting, the accuracy and reliability of our financial statements could be compromised. This failure could result in our inability to fulfill our reporting obligations, accurately reflect our operational performance, and effectively mitigate the risk of fraud. Consequently, this may adversely affect investor confidence and negatively impact the market price of our Ordinary Shares. See a more detailed discussion of this risk factor on page 46 of this prospectus.

•        Any domestic or global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition. See a more detailed discussion of this risk factor on page 47 of this prospectus.

•        Disruptions in our PRC Subsidiary’s supply chain could adversely affect our PRC Subsidiary’s manufacturing capabilities and delivery timelines, as well as our results of operations. See a more detailed discussion of this risk factor on page 48 of this prospectus.

•        Changes in geopolitical and foreign trade policies, including additional tariffs or global trade conflicts, may adversely impact our business and operating results. See a more detailed discussion of this risk factor on page 48 of this prospectus.

Risks Relating to Our Corporate Structure and Corporate Governance

•        Investors in our Class A Ordinary Shares are not directly purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. See a more detailed discussion of this risk factor on page 48 of this prospectus.

•        We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 49 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. See a more detailed discussion of this risk factor on page 49 of this prospectus.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 49 of this prospectus.

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. See a more detailed discussion of this risk factor on page 50 of this prospectus.

•        As a “controlled company” under Nasdaq listing standards, we will be exempted from certain corporate governance requirements. This may mean that investors in our company may not have the same protections as shareholders of companies subject to these requirements. See a more detailed discussion of this risk factor on page 50 of this prospectus.

Risks Relating to Our Class A Ordinary Shares and This Offering

We face risks relating to our Class A Ordinary Shares and this offering, including, but not limited to, the following. For a more detailed discussion, see “Risk Factors — Risks Relating to Our Class A Ordinary Shares and this Offering” from pages 51 to 58.

•        Our dual class share structure may adversely affect the value and liquidity of the Class A Ordinary Shares (in particular due to different voting rights across classes of shares). See a more detailed discussion of this risk factor on page 51 of this prospectus.

•        Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See a more detailed discussion of this risk factor on page 51 of this prospectus.

•        An active trading market for our Class A Ordinary Shares may not develop and the trading price for our Class A Ordinary Shares may fluctuate significantly. See a more detailed discussion of this risk factor on page 52 of this prospectus.

•        The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors. See a more detailed discussion of this risk factor on page 52 of this prospectus.

•        We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 53 of this prospectus.

•        The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price. See a more detailed discussion of this risk factor on page 53 of this prospectus.

•        Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment. See a more detailed discussion of this risk factor on page 54 of this prospectus.

•        Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 58 of this prospectus.

The Offering

Offering Price	We currently estimate that the initial public offering price will be between US$[•] and US$[•] per Class A Ordinary Share.
Shares offered by us	[•] Class A Ordinary Shares, or [•] Class A Ordinary Shares if the underwriters exercise in full the over-allotment option.
Shares outstanding prior to the completion of this offering	[•] Class A Ordinary Shares.
Shares outstanding immediately after this offering	[•] Class A Ordinary Shares, or [•] Class A Ordinary Shares if the underwriters exercise in full the over-allotment option.
Over-Allotment Option

We have granted to the underwriters an option, exercisable within 45 days from the closing of this offering, to purchase up to an additional [•] Class A Ordinary Shares at the initial public offering price, less underwriting discounts and commissions solely to cover overallotments, if any.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$[•] million (or US$[•] million if the underwriters exercise the options to purchase additional Class A Ordinary Shares in full) from this offering, assuming an initial public offering price of US$[•] per Class A Ordinary Share, which is the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering as the following: (i) approximately [•]% for research & development; (ii) approximately [•]% for business expansion; (iii) approximately [•]% for proprietary medical device production; (iv) approximately [•]% for working capital and general operations. See “Use of Proceeds.”

Lock-up

We, our directors, officers and holders of 5% or more of the Company’s outstanding Ordinary Shares as of the effective date of the Registration Statement have agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities or any securities convertible into or exchangeable or exercisable for our Class A Ordinary Shares, for a period of six months after the Offering is completed. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We intend to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market under the symbol “AED”.
Risk Factors	See “Risk Factors” beginning on page 18 and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our Class A Ordinary Shares.

RISK FACTORS

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends. In such case, the market prices of our Class A Ordinary Shares could decline, and you may lose part or all of your investment.

Risks Relating to Doing Business in Hong Kong and mainland China

The majority of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. To the extent that cash or assets in the business is in Hong Kong or a Hong Kong subsidiary of ours, the funds or assets may not be available to fund operations or for other use, because the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong.

We are a holding company incorporated in Cayman Islands and conduct a majority of our operations in Hong Kong through our subsidiaries. Pursuant to the Basic Law, national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, while the majority of our operations are in Hong Kong, uncertainties still exist in the promulgation, interpretation and enforcement of PRC laws, we may be impacted by any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly from time to time. Those actions could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties and can change quickly with little advance notice. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and,

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the HK subsidiaries. However, to the extent that cash or assets in the business is in Hong Kong or a Hong Kong subsidiary of ours, the funds or assets may not be available to fund operations or for other use, because the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our HK subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

A majority of our revenues are generated by our subsidiaries in Hong Kong and only a small portion of the revenues are generated by our subsidiary in mainland China. For the years ended March 31, 2025 and 2024, BM HK generated 99.37% and 99.87% of our total revenue, respectively, while Niche Medical contributed 0.63% and 0.13% of total revenue, respectively. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms in China begun in the late 1970s have resulted in significant economic growth. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

Although the PRC economy has grown significantly in the past, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on a specific industry including the PRC Subsidiary. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on the PRC Subsidiary. For example, the PRC Subsidiary’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect the business of the PRC Subsidiary and their operating results. In addition, many customers of the PRC Subsidiary are concentrated in major metropolitan areas, therefore an economic downturn in any of these areas may materially and adversely affect these entities’ business. Such developments could adversely affect the PRC Subsidiary’s business and operating results, lead to reduction in demand for their services and adversely affect their competitive position.

If Niche Medical fails to timely renew its medical device licenses, registration certificates, or business license, it could adversely affect its reputation, financial conditions, and results of operations.

Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014 and came into effect on October 1, 2014, amended on March 10, 2022, and which amendment came into effect on May 1, 2022, filing and licensing are not required for the operation of Class I medical devices. Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a Class II medical device operation filing certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed (the “Class II Medical Device Operation Filing Certificate”). Operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will a receive medical device operation license upon the authorities’ approval (the “Class III Medical Device Operation License”). A Class III Medical Device Operation License is valid for five years and may be renewed within 90 to 30 working days prior to the expiration date. The renewed Class III Medical Device Operation License will be valid for five years. A Class II Medical Device Operation Filing Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities. In addition, Chinese companies also need to apply for and obtain business licenses (the “Business License”) before conducting any business activities.

As of the date of this prospectus, Niche Medical has received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China. Such licenses and permissions include a Business License, Class II Medical Device Operation Filing Certificate, Medical Device Operation License, Class II Medical Devices Registration Certificate (Infusion Pump), Class II Medical Devices Registration Certificate (Anesthesia Laryngoscope), and Class II Medical Device Production License. See “Business — Regulatory Licenses for our Operations in China” for details. Niche Medical plans to apply to renew its certificates and licenses in a timely manner before the respective expiration dates.

As of the date of this prospectus, we are not aware of any event which could cause these certificates or licenses to be revoked or canceled has occurred. However, we cannot assure you that certificates or licenses Niche Medical that relies its business on will not be revoked or canceled in the future, and we cannot guarantee that our application for renewal will be timely granted. If Niche Medical fails to maintain effective certificates and licenses for selling and production of its products, or if Niche Medical fails to maintain its business licenses, it could adversely affect our and Niche Medical’s reputation, financial conditions and results of operations.

Uncertainties in the promulgation, interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the promulgation of new rules and explanations and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Specifically, rules and regulations in China can change quickly with little advance notice.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or the PRC Subsidiary may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of their contractual property (including intellectual property) and procedural rights, could materially and adversely affect the PRC Subsidiary’s business and impede their ability to continue their operations, and the value of our Class A Ordinary Shares.

Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, may subject us to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection, which could adversely impact our business and our offering.

We and the PRC Subsidiary collect and retain only necessary personal information of employees (including ID numbers and educational background), strictly limited to HR management purposes (e.g., labor contract performance, social insurance contributions), and no personal data from any customers or supplies We and the PRC Subsidiary may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, Ministry of Industry and Information Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

On November 7, 2016, the Standing Committee of China’s National People’s Congress (“SCNPC”) passed China’s first Cybersecurity Law (“CSL”), which became effective on June 1, 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutdown of websites, and revocation of business license or relevant permits. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The PRC regulatory requirements regarding cybersecurity are evolving and we are subject to local laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our end customers and employees including any requests from regulatory and government authorities relating to the data we collected. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The PIPL also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the CAC and twelve other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which requires that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC explained that under the Cybersecurity Review Measures, companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. On August 30, 2024, the executive meeting of the State Council adopted the Regulation on Network Data Security Management, which became effective on January 1, 2025, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the CAC. According to the Regulation on Network Data Security Management, data processing operators who possess personal data of at least ten million users or collect data that affects or may affect national security must be subject to network data security review by the CAC. In the opinion of our PRC counsel, Zhong Yin Law Firm, we are not required to declare the cybersecurity review and network data security review by the CAC for this offering, given that: (i) we do not possess the personal information of more than one million individuals through our business operations and we are not expected to collect over one million individuals’ personal information in the foreseeable future; (ii) we are not involved in the above important industries or fields and we have not been informed as an operator of critical information infrastructure by any government authorities; and (iii) the type and nature of the personal information we gathered is not related to the core data or important data, which is of relatively low national security significance and is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Regulation on Network Data Security Management will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Regulation on Network Data Security Management. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that the PRC Subsidiary will not be subject to cybersecurity review and network data security review in the future. During such reviews, the PRC Subsidiary may be required to suspend their operation or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over one million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As of the date of this prospectus, our operating subsidiaries have not received any notice from any authorities identifying our PRC Subsidiary as a CIIO or requiring our operating subsidiaries to go through cybersecurity review or network data security review by the CAC, nor have our operating subsidiaries been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities. In addition, our operating subsidiaries have not received any inquiry, notice, warning, or sanction in such respect. However, we had disclosed certain information of our shareholders, directors, managerial officers, customers and employees to the counsel and underwriters for the purpose of due diligence, while the counsel and underwriters are professional parties which have legally binding non-disclosure obligation to us. If the Measures for the Security Assessment of Outbound Data Transfer are fully implemented as-is, the above circumstance remains to be clarified. It does not clarify the number of outbound data transfer in such circumstances, which leaves more uncertainties in its application and enforcement and if we are deemed to be a data handler providing important data outbound, we could be subject to the outbound data security assessment with the CAC as mentioned above.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the PRC Subsidiary can fully or timely comply with such laws. In the event that we or the PRC Subsidiary are subject to any mandatory cybersecurity review, data cross-border security assessment or other specific actions required by the CAC or other PRC regulatory agencies, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the PRC Subsidiary may be further required to suspend the relevant business, shut down a commercially significant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations, because a majority of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. As of the date of prospectus, the majority of our operation is in Hong Kong with the rest in mainland China. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company.

This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct a substantial portion of our business operations in Hong Kong and some of our operations are located in China. In addition, Ms. Kit Ying Kwan, our chairwoman, is a resident of Hong Kong and most of her assets are located in Hong Kong. Ms. Rui Zhang, our Chief Financial Officer, is a resident of mainland China and most of her assets are located in mainland China. Our directors, Leo De Guzman Vega and David Garcia Galez, are residents of Philippines and most of their assets are located in Philippines.

As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus in China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as only two of our independent directors currently reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2017, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares or Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. Although all of our business operations are conducted by the PRC Subsidiary in China, it is unclear whether the dividends we pay with respect to our Class A Ordinary Shares, or the gains realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Class A Ordinary Shares or on dividends paid to our non-resident investors, the value of your investment in our Class A Ordinary Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Circular 37, which came into effect on December 1, 2017, repealed certain rules stipulated in the SAT Circular 7. The SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties in the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request the PRC Subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under the SAT Circular 7 and the SAT Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under the SAT Circular 7 and the SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under the SAT Circular 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners may be deemed to have carried out other arrangements about our PRC Subsidiary without reasonable business purpose and obtained improper tax gains for such indirect transfer and thus be levied tax.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of the PRC Subsidiary’ employees up to a maximum amount specified by the local government from time to time at locations where the PRC Subsidiary operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

As of the date of this prospectus, the PRC Subsidiary has made social insurance contributions (including pension, medical, unemployment, work-related injury, and maternity insurance) for all eligible employees based on their actual wages in compliance with PRC laws. However, the PRC Subsidiary has not established a housing provident fund scheme, as such contributions are not yet mandatorily enforced in its jurisdiction of operation under current local implementation rules.

If there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. If the PRC Subsidiary is subject to late fees or fines in relation to the underpaid employee benefits and our financial condition and results of operations may be adversely affected. The PRC Subsidiary may also be subject to regulatory investigations and other penalties if their other employment practices are deemed to be in violation of relevant PRC laws and regulations.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

Our subsidiary in Hong Kong is required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and make severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment.

As of the date of this prospectus, we believe that our subsidiaries in Hong Kong are in compliance with applicable Hong Kong laws and regulations concerning employment and labor protection in all material respects. We expect that our HK subsidiary labor costs, including wages and employee benefits, will continue to increase. Unless our HK subsidiary is able to control their labor costs or pass on these increased labor costs to their customers by increasing service fees, our financial condition and operating results may be adversely affected.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject the PRC Subsidiary to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC government authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, the PRC Subsidiary’s employment practices may not be at all times be deemed in compliance with the regulations. As a result, they could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees, and our business, financial condition and results of operations could be materially and adversely affected.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behaviour and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, we do not believe we have conducted any anti-competitive actions.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

The regulations governing mergers and acquisitions and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and amended in June 24, 2012, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the security review rules issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, the PRC Subsidiary may pursue potential strategic acquisitions that are complementary to their business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect the PRC Subsidiary’s ability to expand their business or maintain their market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that the PRC Subsidiary obtain approval of the Ministry of Commerce for their completed or ongoing mergers and acquisitions. There is no assurance that the PRC Subsidiary can obtain such approval from the Ministry of Commerce for their mergers and acquisitions, and if they fail to obtain those approvals, they may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on their business, results of operations and corporate structure.

The China Securities Regulatory Commission, or the CSRC, has released the rules for China-based companies seeking to conduct listing and offerings in foreign markets. While the majority of our operations are in Hong Kong, uncertainties still exist in the promulgation, interpretation and enforcement of PRC laws, we may be impacted by any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future. Those actions could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, effective on March 31, 2023. The New Overseas Listing Rules impose requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) exemptions from immediate filing requirements for issuers that have already been listed overseas, prior to the date of implementation of the Trial Administrative Measures, or meet the following circumstances at the same time: a) whose application for indirect overseas offering and listing has been approved by the overseas regulators or overseas stock exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained), and b) are not required to re-perform the regulatory procedures with the relevant overseas regulator or overseas stock exchanges, and c) whose overseas offering or listing shall be completed before September 30, 2023, but such issuers shall still be subject to filing procedures if they conduct refinancings or any other filing matters; (iii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iv) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (v) issuers’ filing and reporting obligations, such as an obligation to file with the CSRC after an issuer submits an application for initial public offering to competent overseas regulators, and an obligation to file with the CSRC after an issuer completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (vi) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. In the opinion of our PRC legal counsel, Zhong Yin Law Firm, we are not required to complete the filing procedures with the CSRC for this offering and our listing on a U.S. stock exchange because a) none of the operating revenue, total profit, total assets, or net assets of Niche Medical for the most recent accounting year, accounted for 50% or more of the Company’s corresponding figures on a consolidated basis, and b) the majority the Company’s operations and the principal place of business are located in Hong Kong, and the majority of the Company’s senior managers in charge of its business operations and management are neither Chinese citizens nor domiciled in mainland China. As of the date of this prospectus, we have not received any warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Because these statements and regulatory actions are newly published, however, further official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the PRC Subsidiary, our ability to accept foreign investments, and our listing on a U.S. exchange. The PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, or the PRC Subsidiary, to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), effective on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC regulatory authorities required for our operations and overseas listings, including for this offering. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

PRC regulations relating to offshore investment activities by mainland Chinese residents may limit the mainland Chinese Subsidiary’s ability to change their registered capital or distribute profits to us or otherwise expose us or our mainland Chinese resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, the State Administration of Foreign Exchange of the PRC, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires mainland Chinese residents (including mainland Chinese individuals and mainland Chinese corporate entities as well as foreign individuals that are deemed as mainland Chinese residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. None of our current shareholders are mainland Chinese residents, therefore, they are no subject to the registration requirement of SAFE Circular 37.

Under these foreign exchange regulations, mainland Chinese residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any mainland Chinese resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any mainland Chinese shareholder fails to make the required registration or update the previously filed registration, the PRC Subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC Subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our mainland Chinese resident shareholders who are subject to these regulations, if any, will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission (the “NDRC”) prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may rely on dividends and other distributions on equity paid by our subsidiaries in Hong Kong and mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in Hong Kong and mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on receipt of funds from our Hong Kong subsidiary, BM HK, and our subsidiary in mainland China, Niche Medical, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the Companies Act (Revised) of the Cayman Islands and our amended and restated memorandum and articles of association, our board of directors may, by resolution of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Material Tax Consideration — Hong Kong Taxation.”

The ability of Niche Medical to distribute dividends is based upon its distributable earnings. Current PRC regulations permit Niche Medical to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. If Niche Medical incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Any limitation on Niche Medical’s ability to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our whole business, pay dividends or otherwise fund our business.

In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary, BM HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, any limitation on the ability of BM HK to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to the PRC Subsidiary, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company conducting a majority of our operations in Hong Kong through BM HK and part of our operations in China through Niche Medical. We may make loans to our subsidiaries in China, or we may make additional capital contributions, or we may establish new PRC Subsidiary and make capital contributions to these new PRC Subsidiary.

Most of these ways are subject to PRC regulations and approvals or registration. For example, any loans by us to the Niche Medical, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to the Niche Medical to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Niche Medical up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Niche Medical, or (ii) twice the amount of the net assets of Niche Medical calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Niche Medical or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance Niche Medical by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with MOFCOM, or registration with other government authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to Niche Medical. Further, we are not likely to finance the activities of Niche Medical by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain business.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to Niche Medical, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or “SAFE Circular 28,” which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the Niche Medical, or future capital contributions by us to Niche Medical. As a result, uncertainties exist as to our ability to provide prompt financial support to Niche Medical when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect the PRC Subsidiary’s business, including their liquidity and their ability to fund and expand their business.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. The PRC Subsidiary are subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. Niche Medical has operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws as of the date of this prospectus, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability related to FCPA violations committed by companies in which we invest or that we acquire.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by our offshore subsidiaries.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in us by investors who are non-PRC resident enterprises, Niche Medical may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration of Industry and Commerce (the “SAIC”), the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that shall obtained an approval from MOFCOM, in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. See “Regulation — M&A Rules and Regulation on Overseas Listings.”

In the future, we may grow our business by acquiring businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

Moreover, the Anti-Monopoly Law requires that State Council’s anti-monopoly law enforcement authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is mostly conducted in Hong Kong. The books and records of BM HK are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

The books and records of Niche Medical are maintained in Renminbi. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Hong Kong Dollars. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from the PRC Subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of the PRC Subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of the PRC Subsidiary to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Given the Chinese government’s significant oversight and discretion over the conduct of the business of the PRC Subsidiary, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the operations of the PRC Subsidiary and the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of the PRC Subsidiary and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the operations of the PRC Subsidiary and the value of our Class A Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry. As of the date of this prospectus, neither the Company nor the PRC Subsidiary have been subject to any investigation, or receive any notice, warning, or sanction from relevant government authorities related to such non-compliance. However, we cannot assure you that regulators in China will not take a contrary view or will not subsequently require us to rectify and subject us to fines or penalties for non-compliance. Future policy and regulation changes could adversely affect the business, financial condition, and results of operations of the PRC Subsidiary.

Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, the PRC Subsidiary may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the business operations of the PRC Subsidiary, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since BM HK’s operations are located in Hong Kong, any change of such environment may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act (the “HKAA”), to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., mainland China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on BM HK’s business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us.

The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in BM HK’s operations and/or the value of the securities we are registering for sale.

The Basic Law was officially adopted at the Third Session of the Seventh National People’s Congress on April 4, 1990 in accordance with the Sino-British Joint Declaration on the Question of Hong Kong entered into between the PRC and United Kingdom governments on December 19, 1984 and has been in effect since July 1, 1997. The Basic Law embodies the “One Country, Two Systems” principle and provides that Hong Kong will retain its own currency (i.e., the Hong Kong dollar), legal system, and people’s rights and freedom, as well as the freedom to function with a high degree of autonomy, and the capitalism system and way of life in Hong Kong shall remain unchanged for fifty years from 1997. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs in various aspects including, but not limited to, exercise of independent judicial power (including that of final adjudication), conducting of administrative affairs, public finance, monetary affairs, immigration and customs, maintenance of public order, to the extent provided in the Basic Law.

However, if there are any changes in relation to Hong Kong’s common law legal system, this may in turn bring about uncertainty in, for example, the enforcement of the contractual rights of BM HK, which could, in turn, materially and adversely affect BM HK. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce contractual rights of BM HK, resulting in a material change in BM HK’s operations and/or the value of the securities we are registering for sale.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC Subsidiary, and dividends payable by the PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC Subsidiary, Niche Medical, is wholly owned by our Hong Kong subsidiary, BM HK. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Niche Medical to our Hong Kong subsidiary, BM HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

To the extent cash or assets of our business or of our PRC Subsidiary is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among the Company and each of the operating subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC Subsidiary is in the PRC, such funds or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies, including companies based in China, upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on a U.S. exchange and this offering.

On April 21, 2020, the SEC and the PCAOB released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. The Company will be required to comply with these rules if the SEC identifies the Company as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

If for whatever reason the PCAOB is unable to conduct full inspections of the Company’s auditor, such uncertainty could cause the market price of our securities to be materially and adversely affected, and the Company’s securities could be delisted or prohibited from being traded “over-the-counter”. If the Company’s securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

The Company’s auditor, AssentSure, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB headquartered in Singapore, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AssentSure has been inspected by the PCAOB on a regular basis. It is not subject to the determinations issued by the PCAOB on December 16, 2021.

The recent developments would add uncertainties to our offering and may result in prohibitions on the trading of our securities on Nasdaq, if our auditors fail to meet the PCAOB inspection requirement in time.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiary.

We are an offshore holding company with a majority of our operations conducted Hong Kong and the rest in mainland China through our operating subsidiaries. We may make loans to our PRC Subsidiary, subject to the approval, registration, and filing with governmental authorities and limitations of amount, or we may make additional capital contributions to our PRC Subsidiary. Any loans to wholly foreign-owned subsidiaries or operating entities in China are treated as foreign-invested enterprises under PRC law, and are subject to foreign exchange loan registrations with the NDRC, and SAFE or its local branches.

Any funds we transfer to our PRC Subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign investors in China, capital contributions to wholly foreign-owned subsidiaries or PRC Subsidiary are subject to submission of information to and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the State Administration of Market Regulation (“SAMR”) through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, any foreign loan procured by any PRC Subsidiary cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and amended in December 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign investors and allows foreign investors to settle their foreign exchange capital at their discretion, but continues to prohibit foreign investors from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the proceeds to be received from this public offering, to invest in or acquire any other PRC companies through our operating entity, which may adversely affect our business, financial condition and results of operations.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC Subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our whole business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China, our principal place of business.

Political events, international trade disputes, and other disruptions to international commerce could harm the global economy and adversely affect our subsidiaries’ business, customers, suppliers, and other business partners. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our subsidiaries business and operations.

Moreover, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage consumer confidence and decision-making, leading to a material adverse effect on our subsidiaries’ business. Such uncertainty may also limit our subsidiaries’ access to new business opportunities, negatively impacting our PRC Subsidiary’s operations. Additionally, current and potential future actions by the U.S. or the PRC that affect trade relations could contribute to global economic instability, which may harm our subsidiaries’ business or financial performance. The financial condition of our subsidiaries’ customers could also be adversely affected by trade-related disruptions, and we cannot predict the extent or form of future actions or escalations.

Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China.

Our business is susceptible to the effects of inflation, which can lead to higher costs of our operations. This includes increased prices for the raw materials and components our PRC Subsidiary’s use in their medical devices, as well as rising expenses for manufacturing, labor, and the transportation of our PRC Subsidiary’s products. If the overall price level in the economy increases, our operating expenses are expected to increase as well, potentially impacting our profitability.

Furthermore, recent trade policies enacted by the U.S. have imposed tariffs on a range of goods imported from China. These tariffs may lead to more medical product manufacturer choosing to market their products within China, instead of exporting the products to the U.S., which may in turn lead to even more intensive competition in the medical device industry as well as lower sales prices for medical devices within China. These factors will affect our business in mainland China and Hong Kong, and our sales’ volume and revenue may be negatively affected.

The future of these tariff policies and their wider impact on inflation are uncertain. The duration and scope of these measures, as well as potential responses from other countries, could significantly influence our business. We cannot predict the ultimate consequences of these developments, and there is no assurance that we will be able to fully absorb or mitigate the negative financial impacts resulting from increased costs driven by both general inflation and these tariffs.

Risks Relating to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our operating entity’s control, including decreasing customer demand, increasing competition, declining growth of the medical device and software industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We expect to continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our Class A Ordinary Share could decline accordingly.

We may not be able to generate sufficient revenue from the operations of BM HK and Niche Medical to achieve and maintain profitability.

We rely on our operating subsidiaries, BM HK and Niche Medical, to generate revenue for now. For the years ended March 31, 2025 and 2024, BM HK generated 99.37% and 99.87% of the total revenue, respectively, while Niche Medical generated 0.63% and 0.13% of the total revenue, respectively. In order to successfully continue our profitability, we will need to continue to expand our marketing efforts to develop new relationships and expand existing relationships with customers, and to expand into new sales territories. We cannot assure you that we will be able to achieve or maintain profitability. If we fail to successfully retain customers in the future or if the products manufactured by Niche Medical are not accepted by the customers, we may not receive a return on the substantial investments in product development, sales and marketing, regulatory compliance, and quality assurance we have made, as well as further investments we intend to make, which may cause us to fail to generate revenue and gain economies of scale from such investments.

If products procured and manufactured by us do not perform as expected, or if we are unable to satisfy customers’ demands for additional product features, our business and results of operations will suffer. Failure to maintain the quality and safety of our products could have a material and adverse effect on our business, financial condition and results of operations.

Our success depends on the market’s acceptance of our products procured and sold by BM HK and products manufactured by Niche Medical. As of the date of this prospectus, we have not noticed any product defects or errors. However, we cannot assure you that any product defects or other errors will not occur in the future. We may be subject to regulatory enforcement action or legal claims arising from any defects or errors that may occur. Any failure of our products to perform as expected could harm our reputation, business and results of operations.

In addition, our customers are technologically well informed and if we are unable to meet the demands of the customers, or if we are unable to increase throughput as expected or we are unable to obtain regulatory clearance or approval of those products, our reputation, business and results of operations could be harmed.

BM HK faces competition from numerous competitors, many of whom have greater resources than we do, which may make it more difficult for us to achieve significant market penetration.

The first aid device market is intensely competitive and has numerous players. The market for defibrillator equipment, in particular, is characterized by intense competition and pricing pressure. We may encounter competition from other companies with similar capabilities.

Our current competitors or other companies may at any time develop new products. If we are unable to develop products that compete effectively against the products of existing or future competitors, our net revenue could decline. Some of BM HK’s competitors may compete by changing their pricing model or by lowering the price of their products. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of the products sold by BM HK. If BM HK is unable to maintain or increase its selling prices in the face of competition, it may not improve our gross margins. Although BM HK is continuously growing its customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

Niche Medical may experience significant liability claims or complaints from customers, litigation, and regulatory investigations and proceedings relating to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations.

We face an inherent risk of liability claims or complaints from our customers. Any complaints or claims against us, even if meritless and unsuccessful, may divert management’s attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings, or media reports related to medical device quality and safety, public health concerns, illness, injuries, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

Niche Medical faces potential legal liability due to the nature of its business. For example, customers may assert legal claims against Niche Medical in connection with personal injuries or illnesses related to the use of medical devices sold by us. In recent years, the PRC government, media outlets, and public advocacy groups have been increasingly focused on consumer protection, making it important for companies such as Niche Medical and its suppliers to prioritize the quality and safety of products sold in the PRC. If we sell defective products, it may be held liable for compensation and penalties associated with consumer protection laws. In addition, it may also be held responsible for other kinds of losses caused by its suppliers or other business partners who fail to comply with applicable PRC product quality rules and safety regulations. Although we may have recourse to the responsible parties for indemnity, its reputation could still be adversely affected.

Any claims and lawsuits could also divert management’s time and attention away from our business and result of operations, regardless of the merits of the claims. In some instances, we may be elected or forced to pay substantial damages if Niche Medical is unsuccessful in its efforts to defend against these claims, which could harm our financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to medical device quality and safety, commercial, labor, employment, securities or other matters, which could also adversely affect our reputation and results of operations. We do not carry business liability insurance or disruption insurance insuring the potential losses as aforementioned. See “Risks Relating to Our Business and Industry — Niche Medical does not have business liability or disruption insurance, which could expose them to significant costs and business disruption.”

As of the date of this prospectus, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of customer rights protection, nor have we been punished or can foresee any punishment to be made by any governmental authorities in any domestic or overseas jurisdiction.

BM HK faces the risk of fluctuations in the cost, availability, and quality of supplies. A significant interruption in BM HK’s suppliers and other business partners could also adversely affect our results of operations.

The cost, availability, and quality of our major supplies are essential to our operations. We have not guaranteed any minimum purchase amount to any large suppliers and have proactively sought to locate and qualify additional manufacturers to introduce redundancies into the supply chain. While we believe that we have established healthy and stable relationships with these large suppliers through years of cooperation, factors such as policy changes, market price fluctuations, or other unforeseen circumstances may lead to an increase in the cost of supplies, potentially affecting our financial performance. Additionally, supply shortages, delays, interruptions, or failures in timely delivery could disrupt our operations and negatively impact our financial results.

Furthermore, we have limited control over the operations of our third-party suppliers and other business partners. Any significant interruption in such suppliers and business partners’ operations may have an adverse impact on our operations, leading to delays or termination of shipments of supplies to us and causing damage to our customer relationships. While we believe that we could establish alternate sources of supplies, there is no assurance that these replacement suppliers will provide the necessary quantities, quality, or prices as required. Any shortage in supplies, deficiency in quality, or increase in prices could harm our reputation, financial condition, and results of operations. Failure to adequately address the impact of interruptions of operations of these third-party suppliers could materially and adversely affect our business operations and financial results.

Our business is dependent on large customers. If BM HK fails to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition, and results of operations may be materially and adversely affected.

Maintaining existing customers and developing new customers have been essential to our success. Most of BM HK’s large customers do not have any obligation to purchase additional products from BM HK. Therefore, there can be no assurance that any of BM HK’s large customers will continue to purchase products at levels comparable to previous years. A substantial loss or reduction in BM HK’s existing customers could adversely affect future revenues and earnings and in turn, adversely affect our business, financial condition, and results of operations.

BM HK’s ability to attract new customers and retain existing customers with its customized products and services, especially top customers, is crucial to driving its net revenues growth and achieving profitability. BM HK acquires customers through a combination of online and offline marketing efforts. In addition, BM HK’s sales team plans to participate in industry conferences and seminars to expand network and reach potential customers.

We will continue to seek to expand customer base to achieve sustainable growth. However, there can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customers, especially the existing top customers, no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, the existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers, especially our top customers, or to fail to acquire new customers in a cost-effective manner, our revenues may decrease, and results of operations will be adversely affected.

Niche Medical may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, and results of operations.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop, and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. Whether we are successful in developing and commercializing new products is determined by our ability, among other things, to:

•        accurately assess technology trends and customer needs and meet market demands;

•        optimize our procurement processes to predict and control costs;

•        package and deliver products in a timely manner;

•        increase customer awareness and acceptance of our products;

•        minimize the time and costs required to obtain required regulatory clearances or approvals;

•        anticipate technology trends and compete effectively with other market players in similar industries;

•        price our products competitively; and

•        effectively integrate customer feedback into our R&D planning.

We cannot assure you that we can effectively develop and commercialize new products. In the event we fail to develop and commercialize new products, it would materially and adversely affect our business, financial condition, and results of operations.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our business plan and growth strategies are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur. However, there are uncertainties involved in various stages of development, and there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions, including monetary penalties, or suffer brand and reputational harm.

Our businesses are subject to regulation and oversight by Hong Kong and Chinese governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations are increasing in number and complexity, are subject to future changes and can be inconsistent or conflict with one another. In general, these laws and regulations are designed to benefit and protect consumers rather than us. In addition, the governmental authorities that regulate our businesses have broad latitude to make, interpret and enforce the laws and regulations that govern us.

In the event of non-compliance with applicable laws and regulations, we may suffer brand and reputational harm and be subject to regulatory actions, litigation and other proceedings which may result in damages, fines, suspension or loss of licensure, suspension or exclusion from participation in government programs and/or other penalties, any of which could adversely affect our businesses, operating results, cash flows and/or financial condition.

Niche Medical may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Niche Medical operates in an industry in which participants own a large number of patents and other intellectual property rights that are material to competing operations and such competitors may vigorously pursue remedies to protect and defend their rights. Niche Medical’s competitors or other third parties, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that may prevent, limit or interfere with Niche Medical’s ability to use or sell its products in China, as planned. It may be difficult to monitor all of the patent applications and other intellectual property rights registrations or applications that are filed in China or in other relevant jurisdictions. If Niche Medical offers products that may potentially infringe on any such pending applications and the applications are granted, third parties may initiate intellectual infringement claims against us.

As we plan to expand operations with new products and into new markets, and as litigation becomes more common in PRC, Niche Medical faces a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become parties could cause us to:

•        pay damage awards;

•        seek licenses from third parties;

•        pay ongoing royalties;

•        redesign our products; or

•        be restricted by injunctions.

Each of them could effectively prevent us from pursuing some or all of Niche Medical’s business and result in its customers or potential customers deferring or limiting our purchase or use of Niche Medical’s products, which could have a material adverse effect on our financial condition and results of operations.

Any disruption of the operation of BM HK’s suppliers could materially and adversely affect our business and results of operations.

BM HK’s products are primarily purchased from its suppliers located in Hong Kong and mainland China. Natural disasters or other unanticipated catastrophic events, including storms, fires, explosions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land where those suppliers’ factories are located could significantly impair BM HK’s ability to supply products to its customers. Catastrophic events could also destroy the inventories stored in those suppliers’ factories and affect BM HK’s supply chain. The occurrence of any catastrophic event could result in the temporary or long-term closure of those suppliers’ manufacturing facilities, and may severely disrupt our business operations indirectly.

In addition, factories of BM HK’s suppliers are subject to fire control and environmental inspections and regulations. If such facilities fail to rectify and pass the fire control and environmental inspections or comply with relevant fire control and environmental requirements relating to production activities in a timely manner, they may be subject to fines, rectification, suspension and closure, which may materially and adversely affect the production and in turn may impact our business. In the event of any changes in the PRC laws and/or regulations and/or government policies on environmental protection and more stringent requirements are imposed on BM HK’s suppliers in manufacturing, BM HK’s suppliers may have to incur extra costs and expenses to comply with such requirements, and our business and results of operations in PRC may be adversely affected by increased price in such supplies and components.

We may not be able to prevent others from unauthorized use of BM HK’s intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, patent and domain name protection laws in mainland China and Hong Kong, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. In addition, Niche Medical regards its intellectual property as critical to its success. Niche Medical may become an attractive target to intellectual property attacks in the future with the increasing recognition of our brand. Any of Niche Medical’s intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Niche Medical seeks to protect its marketed products and the technology that Niche Medical considers commercially important by filing patent registration applications. We cannot assure you that (i) all of our intellectual property rights will be adequately protected, or (ii) Niche Medical’s intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Intellectual property protection may not be sufficient in China. Accordingly, we may not be able to effectively protect our intellectual property rights in China. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps Niche Medical has taken may be inadequate to prevent the misappropriation of its intellectual property.

In the event that Niche Medical resorts to litigation to enforce its intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that it will prevail in such litigation. In addition, Niche Medical’s intellectual property may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing Niche Medical’s intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Niche Medical does not have business liability or disruption insurance, which could expose them to significant costs and business disruption.

Niche Medical does not have business liability or disruption insurance to cover their operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our business plan as outlined in this prospectus will be impaired.

Our plans for business expansion and development are dependent upon our raising significant additional capital, including the capital sought in this offering. We need capital for our future R&D, expanding the market, improving internal control and operation system, and supplementing liquidity. Although we expect the proceeds of this offering and net earnings to substantially fund our planned growth and development, the management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required after the close of this offering, we will be required to seek additional investments, loans or debt financing to fully pursue our business plans. Such additional investment may not be available to us in sufficient amounts or on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), COVID-19, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, whether short-term or for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our place of business, delays in product deliveries, breakdowns, system failures, or internet failures, which could adversely affect our business, financial condition, and results of operations.

If we fail to implement and maintain an effective system of internal controls to remediate the identified material weaknesses in our financial reporting, the accuracy and reliability of our financial statements could be compromised. This failure could result in our inability to fulfill our reporting obligations, accurately reflect our operational performance, and effectively mitigate the risk of fraud. Consequently, this may adversely affect investor confidence and negatively impact the market price of our Ordinary Shares.

Prior to the Business Combination, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting: lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and U.S. SEC reporting requirements to properly address certain accounting issues, and prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and U.S. SEC reporting requirements; lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; for certain related party transactions, the Company does not have a process for review, approval, or related documentation in place, and the company’s use of the First-In, First-Out (FIFO) method for calculating the aging of accounts has led to inaccurate Expected Credit Loss (ECL) calculations under the aging schedule approach, indicating a deficiency in internal controls. The material weaknesses described herein, particularly the lack of sufficient U.S. GAAP-trained personnel and inadequate controls over related party transactions, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. We are in the process of taking the following remediate actions:

•        Adopt a related party transaction policy to ensure comprehensive identification, recording, and disclosure upon commencement of this offering;

•        begin to identify qualified accounting professionals with specialized expertise in U.S. GAAP and SEC financial reporting, with the intention of filling these critical roles following the completion of this offering;

•        Anticipate to assess and design our internal control procedures manual and accounting policy alignment by March 31, 2026;

•        Anticipate to develop and implement quarterly training programs upon recruitment of the qualified personnel and improve financial reporting controls and system frameworks by March 31, 2026; and

•        Anticipate to complete technical specifications for an aging-bucket methodology to replace FIFO-based accounts receivable/payable calculations and remediate ECL inaccuracies by March 31, 2026.

Our independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.

We also may incur significant costs to execute various aspects of the remediation plan but cannot provide a reasonable estimate of such costs at this time. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Upon the completion of this offering, we will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, the trading price of our Class A Ordinary Shares may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Any domestic or global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. Moreover, concerns over geopolitical tensions in Ukraine, the Middle East, and Africa have led to volatility in financial and other markets. Additionally, concerns about potential changes to United States trade policies, treaties, and tariffs, including those regarding China, have contributed to market uncertainty. The economic effects of tensions in the relationship between China and surrounding Asian countries, coupled with worries about rising inflation and potential recessionary measures, further compound the uncertainties.

As of the date of this prospectus, while the majority of our operation is in Hong Kong with the rest of our operations in mainland China, the inflation in mainland China and Hong Kong has not materially affected our results of operations. However, in the event of inflation intensifying in mainland China or Hong Kong, we may be compelled to raise the price level of our products and services, while our costs and operating expenses may also increase. Our profit margin would then depend on our ability to pass on the additional costs to our customers. Rising inflation levels may also impact the willingness and ability of customers to pay for our offerings, reducing demand and negatively affecting our financial results and condition. While inflation in mainland China and Hong Kong has not materially affected our operations as of the date of this prospectus, we remain vigilant about potential future inflationary pressures and their impact on our business and financial performance.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council of the People’s Republic of China, or the State Council, approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” issued by the State Council. Foreign investors would not be allowed to make investments in prohibited industries in the “negative list,” while the foreign investors must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether manufacture and sale of medical devices industry, in which our PRC Subsidiary operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any business operation of our PRC Subsidiary were to fall in the “negative list,” our PRC Subsidiary would face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our corporate structure, corporate governance and business operations in any aspect.

Disruptions in our PRC Subsidiary’s supply chain could adversely affect our PRC Subsidiary’s manufacturing capabilities and delivery timelines, as well as our results of operations.

Our PRC Subsidiary’s ability to manufacture and deliver their medical devices depends on a consistent and reliable supply chain. This supply chain is subject to various risks, including geopolitical events and trade restrictions.

Changes in international trade policies, export or import restrictions, and geopolitical instability between China and the United States or other regions could disrupt the flow of goods and increase costs. Furthermore, the uncertainty surrounding these tariffs and potential future trade actions can disrupt our supply chain planning, potentially leading to delays in shipments and impacting our PRC Subsidiary’s operations.

Changes in geopolitical and foreign trade policies, including additional tariffs or global trade conflicts, may adversely impact our business and operating results.

Changes in foreign trade policies, such as the imposition of new tariffs, duties, or other trade barriers, can potentially increase the cost of our products, disrupt our supply chain, and reduce our competitiveness in the market. Additionally, ongoing or escalating trade conflicts between major economies can create uncertainty and volatility, which may result in retaliatory tariffs, trade restrictions, and other measures that can adversely affect our ability to conduct business. Such conflicts can also lead to disruptions in the availability of our products, delays in shipments, and increased costs, all of which can negatively impact our operations and financial performance. Failure to effectively manage these risks could have a material adverse effect on our operations, financial condition, and results of operations.

Risks Relating to Our Corporate Structure and Governance

Investors in our Class A Ordinary Shares are not directly purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company.

Investors in our Class A Ordinary Shares are not directly purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Brand Meditech is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong and China. Such structure involves unique risks to investors in our Class A Ordinary Shares. Investors may never directly hold equity interests in our subsidiaries with substantive operations. We also cannot assure you that the Chinese regulatory authorities will not disallow such a structure. If the Chinese regulatory authorities disallow the structure, it would likely result in a material change in our operations and cause the value of our shares to significantly decline or become worthless.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside the United States. All of our current operations are conducted in China and Hong Kong. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, of Hong Kong, and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders or investors in our Class A Ordinary Shares to act against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our amended and restated memorandum and articles of association, our register of mortgages and charges, and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may follow the home country practice for certain corporate governance practices after the closing of this offering which may differ from the requirements of the Nasdaq Capital Market. If we choose to follow the home country practice, our shareholders may be afforded fewer protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law. ”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to furnish our six-month results on Form 6-K in accordance with Nasdaq listing rules. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Immediately following this offering and the application of net proceeds from this offering, Leo De Guzman Vega, through InnoFuture will control over 50% of the combined voting power of our equity interests as a result of his beneficial ownership of 2,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares. Each Class A Ordinary Share carries the right to one (1) vote, and each Class B Ordinary Share carries the right to ten (10) votes and is convertible (at the option of the holder) into one (1) fully paid and non-assessable Class A Ordinary Share. As long as the issued Class B Ordinary Shares represent greater than 9.10% of the total issued ordinary shares, the holder(s) of the Class B Ordinary Shares will own (or collectively own) no less than 50% of the total voting power. As such and as a result of the dual-class share structure and the concentration of ownership, Leo De Guzman Vega is able to: (i) control the outcome of matters requiring shareholder approval by way of an ordinary resolution, such as election of directors, which requires a simple majority of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting; and (ii) veto matters requiring shareholder approval by way of a special resolution, such as amendment of our memorandum and articles of association, and approval of major corporate transactions, such as a merger, or consolidation, which requires a majority of not less than two-thirds of votes cast by members who (being entitled to do so) vote in person or by proxy in a shareholder meeting, or the approval in writing by all the members entitled to vote at a general meeting. For the avoidance of doubt, it is noted that Leo De Guzman Vega is not able to pass an ordinary resolution if it is proposed to be passed in writing, as this will require the passing of a unanimous written resolution passed by all of the members of the Company, nor is he able to determine the outcome of a proposed sale of assets, as such a transaction does not require shareholder approval and will be a matter for board approval only.

Because of the concentrated voting power of Leo De Guzman Vega, we are considered a “controlled company” for the purposes of the Nasdaq Capital Market. As such, we are exempt from certain corporate governance requirements of Nasdaq, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors and (iii) the requirement that we have a Compensation Committee that is composed entirely of independent directors. We have elected not to have a majority of independent directors, so long as we are considered a “controlled company” under Nasdaq requirements. Following this offering, we may rely on more of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Relating to Our Class A Ordinary Shares and this Offering

Our dual class share structure may adversely affect the value and liquidity of the Class A Ordinary Shares (in particular due to different voting rights across classes of shares).

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We adopt a dual class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each of our Class A Ordinary Shares carries the right to one (1) vote and each of our Class B Ordinary Share carries the right to ten (10) votes. Each of our Class B Ordinary Shares is convertible into one fully paid, non-assessable Class A Ordinary Share at any time by the holder thereof. Only our Class A Ordinary Shares are tradable on the market immediately after our listing on Nasdaq.

Immediately following the completion of this offering, Leo De Guzman Vega, a director of the Company, will beneficially own 2,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares and [•]% of our total voting power in respect of the Company through InnoFuture, assuming that the underwriters do not exercise over-allotment options. As a result of the dual-class share structure and the concentration of ownership, Leo De Guzman Vega will indirectly control no less than 50% of the total voting power. Accordingly, he will be able to: (i) control the outcome of matters submitted to shareholders for approval by way of ordinary resolution, as an ordinary resolution requires the approval of a simple majority of votes cast by members who (being entitled to do so) vote in person or by proxy at a duly constituted general meeting, such as election of directors; and (ii) prevent the passing of matters submitted to shareholders for approval by way of special resolution, as a special resolution requires the passing by a majority of not less than two-thirds of votes cast by members who (being entitled to do so) vote in person or by proxy at that meeting or requires a unanimous written resolution, such as amendment of our memorandum and articles of association, and approval of major corporate transactions, such as a merger, or consolidation. For the avoidance of doubt, it is noted that Leo De Guzman Vega will not, however, be able to pass an ordinary resolution if it is proposed to be passed in writing, as this will require the passing of a unanimous written resolution passed by all of the members, nor will he be able to control the outcome of a decision in respect of the sale of assets as this does not require shareholder approval and, accordingly, will be a matter for board approval only. He may (in his capacity as a shareholder) take actions that are not in the best interests of us or our other shareholders. In addition, shareholders holding (in aggregate) less than ten (10) percent of all votes attaching to our issued and outstanding shares entitled to vote at our general meetings may not requisition an extraordinary general meeting. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of the Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

An active trading market for our Class A Ordinary Shares may not develop and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We plan to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. Prior to the completion of this offering, there has been no public market for our Class A Ordinary Shares, and we cannot assure you that even if the intended listing is approved, a liquid public market for our Class A Ordinary Shares will develop. If an active public market for our Class A Ordinary Shares does not develop following the completion of this offering, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. The initial public offering price for our Class A Ordinary Shares will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Class A Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward the U.S. listed companies with their operations in Hong Kong and mainland China in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•        variations in our income, earnings and cash flow;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new services and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our services or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition to the risks addressed directly above, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, large spreads in bid and ask prices, large percentage changes in price occurring in any trading day session, the inability of shareholders to liquidate their investment or sell due to low volume trading, broad market fluctuations impacting the market price of our Class A Ordinary Shares, as well as the risk that an active market in our Class A Ordinary Shares may not develop or be sustained. Such volatility, including any share run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase our Class A Ordinary Shares prior to any price decline.

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about us. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our Class A Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be [•] Class A Ordinary Shares outstanding immediately after this offering, or [•] Class A Ordinary Shares if the underwriters exercise the over-allotment options in full. In connection with this offering, we and our officers, directors and 5% or more shareholders as of the effective date of the Registration Statement have agreed not to sell any Ordinary Shares for six months after the completion of this Offering without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to FINRA’s applicable regulations. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay more for each Class A Ordinary Share than the corresponding amount paid by existing shareholders for their Class A Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately US$[•] per Class A Ordinary Share. This number represents the difference between (1) our pro forma net tangible book value per share of US$[•] as of March 31, 2025 after giving effect to this offering and (2) the assumed initial public offering price of US$[•] per Class A Ordinary Share, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of the business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Our Company has broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) our Company raises more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) our Company determines that the proposed uses set forth in that section are no longer in the best interests of our Company, our Company cannot specify with any certainty the particular uses of such net proceeds that our Company will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, and our Company may spend or invest these proceeds in a way with which the shareholders disagree. The failure by our management to apply these funds effectively could harm the business and financial condition. Pending their use, our Company may invest the net proceeds from the initial public offering in a manner that does not produce income or that loses value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our consolidated affiliated entities (including their subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities (including their subsidiaries, if any) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our Class A Ordinary Shares immediately following the offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our Company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Material Tax Considerations — Material U.S. Federal Income Tax Consequences”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A Ordinary Shares. See “Material Tax Considerations — Material U.S. Federal Income Tax Consequences.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British Overseas Territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English Courts, and particularly the Supreme Court and the Court of Appeal, are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our amended and restated memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to furnish our six-month results on Form 6-K in accordance with Nasdaq listing rules. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Our Company may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, our Company is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. Our Company would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S. and our Company fails to meet additional requirements necessary to maintain our foreign private issuer status. If our Company loses our foreign private issuer status on this date, our Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Our Company will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, our Company will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, our Company will incur significant additional legal, accounting and other expenses that our Company will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

For as long as our Company is an emerging growth company, our Company will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

Our Company is classified as an “emerging growth company” under the JOBS Act because our Company generated less than US$1.235 billion in revenues for our last fiscal year. For as long as our Company is an emerging growth company, which may be up to five full fiscal years, unlike other public companies, our Company will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. Our Company will remain an emerging growth company for up to five years, although our Company will lose that status sooner if our Company has more than $1.235 billion of revenues in a fiscal year, has more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issues more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that our Company relies on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile. Our election to take advantage of any of the benefits of the extended transition period for complying with new or revised accounting standards allows for the delay of the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and that as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. For example, we expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The obligation to disclose information publicly may put our Company at a disadvantage to competitors that are private companies.

Upon completion of this offering, our Company will be a public company in the United States. As a public company, our Company will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although our Company may be able to attain confidential treatment of some of our developments, in some cases, our Company will need to disclose material agreements or results of financial operations that our Company would not be required to disclose if our Company were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, our Company will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although as a foreign private issuer, we will be exempt from certain corporate governance standards applicable to U.S. issuers, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will consummate this offering only if our Class A Ordinary Shares are approved for listing on the Nasdaq Capital Market. However, we cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the requirements for the continued listing of our Class A Ordinary Shares on Nasdaq after this offering.

If Nasdaq subsequently delists our Class A Ordinary Shares, we could face significant consequences, including:

•        a limited availability for market quotations for our Class A Ordinary Shares;

•        reduced liquidity with respect to our Class A Ordinary Shares;

•        a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional Class A Ordinary Shares or obtain additional equity financing in the future.

We do not currently intend to pay dividends on our Class A Ordinary Shares for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your Class A Ordinary Shares for the foreseeable future, and the success of an investment in our Class A Ordinary Shares will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased our Class A Ordinary Shares.

Future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future in connection with future financings, strategic transactions, equity incentive plans, or otherwise. Any such issuance could result in dilution to existing holders of our Class A Ordinary Shares. In addition, since Class B Ordinary Shares carry greater voting rights than Class A Ordinary Shares, any future issuances of Class B Ordinary Shares could have the effect of further concentrating voting power in certain shareholders. This may reduce the influence of Class A Ordinary Shareholders over matters requiring shareholder approval. There can be no assurance as to when or if we will issue additional Class B Ordinary Shares, or the terms of any such issuance. However, any such future issuances could materially and adversely affect the market price of our Class A Ordinary Shares and dilute the interests of existing Class A Ordinary Shareholders.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[•] million, or approximately $[•] million if the underwriters exercise the over-allotment option in full, based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. A US$1.0 increase (decrease) in the assumed initial public offering price of $[•] per Class A Ordinary Share would increase (decrease) the net proceeds to us from this offering by $[•] million, or by $[•] if the underwriters exercise the over-allotment option in full, assuming the number of Class A Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated expenses payable by us.

We plan to use the net proceeds of this offering as the following:

•        approximately [•]% for research & development;

•        approximately [•]% for business expansion;

•        approximately [•]% for proprietary medical device production; and

•        approximately [•]% for working capital and general operations.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

As of the date of this prospectus, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that we will declare or pay any dividends in cash or in other property for the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or from the share premium amount, provided that in no circumstances may a dividend be paid if such payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from BM HK, our main operating subsidiary in Hong Kong. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from the profits, if any. Furthermore, if Niche Medical incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Niche Medical is considered a resident enterprise for PRC tax purposes, any dividends that Niche Medical pays to BM HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of the capital of the PRC resident entity paying the dividends. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly own no less than 25% of the capital in the PRC company during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement. As of the date of this prospectus, BM HK obtained the tax resident certificate from the relevant Hong Kong tax authority on April 14, 2025, and Link Alive did not apply for such tax resident certificate as it does not hold any equity interest in the PRC.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

•        on an actual basis; and

•        on an “as adjusted” basis to reflect the issuance and sale of the Class A Ordinary Shares by our Company in this offering at the assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions to the underwriters and other estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2025
	Actual	As Adjusted(1)
Cash	$170,741	$
Short-term bank loans	$2,844,982
Long term loan-current	$490,108
Long-term-non-current	$4,890,276
Due to a related party	$538,100
Notes payable	$6,875,676
Shareholders’ Equity:
Class A Ordinary Shares, $0.00001 par value per share, 900,000,000 Class A Ordinary Shares authorized, 9,000,000 Class A Ordinary Shares issued and outstanding	$90
Class B Ordinary Shares, $0.00001 par value per share, 100,000,000 Class B Ordinary Shares authorized, 1,000,000 Class B Ordinary Shares issued and outstanding	$10
Subscription receivable	(100)
Additional paid-in capital	$1,282
Retained earnings	$1,914,364
Accumulated other comprehensive income	$(740,005)
Total Shareholders’ Equity	1,175,641
Non-controlling interests	—
Total Shareholders’ Equity	$1,175,641
Total Capitalization	$16,814,783	$

____________

(1)      Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[•] per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[•] million.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Class A Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[•] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Ordinary Share (Class A and Class B) after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of March 31, 2025, was $[•], or $[•] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of [•] Class A Ordinary Shares offered in this offering based on the initial public offering price of $[•] per Class A Ordinary Share, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2025, would have been $[•], or $[•] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[•] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[•] per Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering(1)	Full Exercise of Over-Allotment Option
Initial public offering price per Class A Ordinary Share(1)	$	$
Net tangible book value per Ordinary Share as of March 31, 2025	$	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

____________

(1)      Assuming the initial public offering price at the midpoint of the estimated range set forth on the cover page of this prospectus.

If the underwriters exercise the over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[•], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[•], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[•].

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

	Class A Ordinary Shares Purchased		Total Consideration		Average Price per Class A Ordinary Share
	Number	Percent	Amount	Percent
(US$ in thousands, except number of shares and percentages)
Existing shareholders			$	%	$
New investors			$	%	$
Total		100.0%		$100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Class A Ordinary Shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

BM HK began its operations in 2003.

In connection with our initial public offering, we undertook a reorganization of our corporate structure in the following steps:

•        On October 17, 2003, BM HK, our operating subsidiary in Hong Kong, was incorporated in Hong Kong.

•        On November 26, 2013, Niche Medical was incorporated in Xuzhou, PRC, as a wholly owned subsidiary of BM HK.

•        On April 27, 2011, Jingyi Investment (Hong Kong) Company Limited (“Jingyi Investment”) was incorporated in Hong Kong.

•        On April 8, 2022, Jiayou Zhang, the sole shareholder of Jingyi Investment, transferred 10,000 outstanding shares of Jingyi Investment to Mr. Leying Ouyang; as a result, Mr. Leying Ouyang became the sole shareholder of Jingyi Investment.

•        On May 4, 2022, Jingyi Investment amended its name to “Link Alive Technology Company Limited”.

•        On June 8, 2022, Mr. Leying Ouyang transferred 10,000 shares of Link Alive to BM HK for HKD10,000; as a result, Link Alive became a wholly owned subsidiary of BM HK.

•        On June 30, 2022, Brand Meditech Company Limited (“BMCL”) was incorporated in the BVI as a BVI business company.

•        On July 21, 2022, we incorporated Brand Meditech, our holding company, as an exempted company with limited liability under the laws of the Cayman Islands. Brand Meditech had a total of 38,000,000 ordinary shares, par value of HK$0.01 each, issued and outstanding, held by BMCL.

•        On August 11, 2022, BM BVI was incorporated in the BVI as a business company with limited liability and as a wholly owned subsidiary of Brand Meditech.

•        On August 24, 2022, Ms. Kit Ying Kwan, the then sole shareholder of BM HK, transferred 10,000 shares of BM HK to BM BVI for a consideration of HKD 10,000. As a result, BM BVI became the sole shareholder of BM HK.

•        On November 1, 2024, BMCL transferred 11,400,000 shares to Pioneer Net Info Services Limited, a limited liability company incorporated in BVI, and 11,400,000 shares to InnoFuture Tech Limited, a limited liability company incorporated in BVI. BMCL held 15,200,000 shares as of November 1, 2024.

•        On February 11, 2025, the Company’s ordinary shares were redesignated from HK dollars to US dollars and reclassified into Class A Ordinary Shares and Class B Ordinary Shares. As a result of this reorganization, the Company’s authorized share capital is $10,000, divided into 1,000,000,000 Ordinary Shares, consisting of 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

•        As of the date of this prospectus, the Company has 9,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares, issued and outstanding, respectively.

Our current corporate structure does not contain any VIE structures in the PRC and neither we nor any of our subsidiaries have any current intention establishing any VIEs in the PRC in the future. As of the date of this prospectus, substantially all of our business is conducted by BM HK.

We have reserved the symbol “AED” for purposes of listing our Class A Ordinary Shares on the Nasdaq and have applied to list our Class A Ordinary Shares on the Nasdaq. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Our principal executive office is located at Flat Q,11/F, Kings Wing Plaza 2, No. 1 On Kwan St. Shatin NT HK. Our telephone number at this address is (852) 3124 1235. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Our Corporate Structure

We do not use a variable interest entity structure. The following diagram illustrates our corporate structure as of the date of this prospectus based on 9,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus, and upon completion of this offering of [•] Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option:

All percentages in the diagram above reflect the voting ownership interests, instead of the equity interests, beneficially owned by each of our shareholders, given that each Class B Ordinary Share is entitled to ten (10) votes and each Class A Ordinary Share is entitled to one (1) vote.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “principal shareholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We conduct our medical device products related business through our indirect wholly owned subsidiary, BM HK, located in Hong Kong. Our mission is to provide high-quality medical devices to the healthcare industry, support medical advancements, and contribute to improving patient outcomes.

Founded in 2003, BM HK specializes in the business of procurement and sale of a diverse range of medical devices and medical software. Its product portfolio spans critical areas, such as cardiac emergency care, respiratory therapy, endoscopic examinations, and medical imaging analysis. BM HK is committed to expand its offerings to deliver comprehensive solutions that address pre-hospital emergency care, in-hospital and out-of-hospital rescue operations, intensive care unit (ICU) needs, and anesthesia support and recovery.

In 2021, as an addition to our principal business, we launched the development of proprietary medical device products through Niche Medical, a wholly owned subsidiary of BM HK in mainland China. As of the date of this prospectus, Niche Medical has successfully developed infusion pumps and anesthesia laryngoscopes. Additionally, portable X-ray machines and automated external defibrillators (AEDs) are currently under development.

For the years ended March 31, 2025, 2024 and 2023, our total revenue was approximately US$25,488,377, US$26,191,243, and US$8,863,489, respectively. During these periods, BM HK generated 99.37%, 99.87%, and 99.95% of total revenues, respectively, while Niche Medical contributed 0.63%, 0.13%, and 0.05% of total revenues, respectively.

Key Factors that Affect Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

•        Our Gross Profit Margin May Not Be Sustainable;

We cannot assure you that our historical operating results, in particular our gross profit margin will be indicative of future performance for various reasons, including uncertainties of the success of our existing and new products, changes in market and the regulatory environment, as well as our ability to manage our sales network and the intensified competition in the medical device and medical software market in Hong Kong and mainland China. Our profitability for future years may be negatively affected by low-margin sales and competition strategies adopted by our competitors, increasing costs of raw materials and increasing selling and distribution costs arising from the expansion of our sales and distribution network. As a result, our gross profit margin may not be sustainable.

•        Our Ability to Compete Successfully;

The medical devices and medical software markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. We have competitors in Hong Kong and mainland China that provide products similar to ours. If we do not compete effectively, our operating results could be harmed.

•        Our Ability to Expand Our Sales and Distribution Network;

We intend to expand our sales and distribution network to enter new geographic markets, including European, American and Southeast Asian markets, gain more market share in existing markets and access a broader range of customers. We will continue leveraging our local resources to quickly enter new markets, while also minimizing requirements for capital outlay. The expansion of our sales and distribution network may materially increase operating expenses, including costs associated with establishing local partnerships, regulatory compliance in new jurisdictions, and marketing activities. While successful penetration into new markets could drive revenue growth, delays in building distributor relationships or adapting to local medical devices procurement practices may temporarily pressure margins. Additionally, pricing competition in untapped regions could necessitate trade-offs between market share acquisition and margin compression, which may impact overall profitability during the ramp-up phase.

•        Our ability to Obtain Funding for Our Operations;

During the periods presented, we have funded our operations primarily through loans from banks and the related party. However, if our business continues to expand, we will require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our development plan, operating plan and our results of operations. In the event of the successful development and commercialization of one or more of our self-manufactured medical devices, we expect to fund our operations in part with revenue generated from sales of our self-manufactured medical devices.

•        If Niche Medical fails to timely renew its medical device licenses, registration certificates, or business license, it could adversely affect its reputation, financial conditions, and results of operations;

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, amended by the State Council on December 6, 2024 and became effective on January 20, 2025, and the Measures on Supervision and Administration of Business Operations of Medical Devices, promulgated on July 30, 2014 and in effect as of May 1, 2022 (amended and in effect as of November 17, 2017), filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a medical device operation filing certificate upon the satisfaction of filing requirements, while operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive a medical device operation license upon receipt of approval for licensing. A medical device operation license is valid for five years and may be renewed six months prior to its expiration date. An enterprise engaging in medical devices operation shall not operate or use any medical device that has not been legally registered, without qualification certificate, outdated, invalid or disqualified. We have obtained the Class II Medical Device Operation Filing Certificate, Class II Medical Device Operation License, and Class II Medical Device Production License. for our existing products in China, which are within the validity term. As of the date of this prospectus, no event which could cause these certificates or licenses to be revoked or canceled has occurred. However, we cannot assure you that certificates or licenses Niche Medical that relies its business on will not be revoked or canceled in the future, and we cannot guarantee that our application for renewal will be timely granted. If Niche Medical fails to maintain effective certificates and licenses for selling and production of its products, or if Niche Medical fails to maintain its business licenses, it could adversely affect our and Niche Medical’s reputation, financial conditions and results of operations.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended March 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended March 31,		Changes	% of changes
	2025	2024
Revenue	$25,488,377	$26,191,243	$(702,866)	(2.7)%
Cost of revenue	(21,496,223)	(21,976,995)	480,772	(2.2)%
Gross profit	3,992,154	4,214,248	(222,094)	(5.3)%

Operating Expenses
Sales and marketing expenses	(52,624)	(81,612)	28,988	(35.5)%
General and administrative expenses	(1,331,106)	(1,064,803)	(266,303)	25.0%
Research and development expenses	(140,679)	(213,305)	72,626	(34.0)%
Total operating expenses	$(1,524,409)	$(1,359,720)	$(164,689)	12.1%
Income from operations	2,467,745	2,854,528	(386,783)	(13.5)%
Total other expenses, net	(998,337)	(1,008,573)	10,236	(1.0)%
Income before income taxes	1,469,408	1,845,955	(376,547)	(20.4)%
Income tax expenses	(261,919)	(373,184)	111,265	(29.8)%
Net Income	$1,207,489	$1,472,771	$(265,282)	(18.0)%

Years ended March 31, 2025 compared to year ended March 31, 2024

Net revenue

The following table disaggregates our revenue by product categories for the years ended March 31, 2025 and 2024, respectively.

	For the years ended March 31,
	2025	2024
Product revenue from medical devices-third parties	$20,838,955	$19,742,735
Product revenue from medical devices-related parties	150,415	—
Product revenue from medical software-third party	4,445,649	6,382,079
Total product revenue	25,435,019	26,124,814
Service revenue-third parties	53,358	66,429
Total revenue	$25,488,377	$26,191,243

Net revenue decreased by US$702,866, or 2.7%, to US$25,488,377 for the year ended March 31, 2025 from US$26,191,243 for the year ended March 31, 2024. The decrease in revenue was primarily attributable to a decrease of US$1,936,430 in revenue from sales of medical software, offset by an increase of US$1,246,635 in revenue from sales of medical devices in the fiscal year ended March 31, 2025.

Sale of medical device increased by US$1,246,635 or 6.3% to US$20,989,370 for the year ended March 31, 2025 from US$19,742,735 for the year ended March 31, 2024. Of which, medical devices revenue from third parties increased by US$1,096,220 or 5.6% to US$20,838,955 for the year ended March 31, 2025 from US$19,742,735 for the year ended March 31, 2024; and medical devices revenue from related parties increased by US$150,415 to US$150,415 for the year ended March 31, 2025 from nil in the year ended March 31, 2024. The medical devices revenue primarily generated from sales of the defibrillators, the defibrillator monitors, the nebulized ventilators, and the inserted laryngoscopes. The increase of revenue from sales of medical devices was mainly due to continuously increasing market demand for medical devices and acquisition of new customers in fiscal year 2025.

Sale of medical software decreased by US$1,936,430 or 30.3% to US$4,445,649 for the year ended March 31, 2025 from US$6,382,079 for the year ended March 31, 2024. Medical software revenue was primarily generated from sales of magnetic resonance imaging (“MRI”) analysis software. The decrease in revenue from sales of medical software was mainly due to customers’ reduced demand for high-value medical software procurement in the fiscal year 2025.

Service revenue decreased by US$13,071 or 19.7% to US$53,358 for the year ended March 31, 2025 from US$66,429 in the year ended March 31, 2024. Service revenue generated from service provided to customers of medical software, such as installation, maintenance adjustment, upgrade and training, and the decrease was primarily due to the decrease in sales revenue from medical software.

Costs of revenue

Cost of revenue primarily included cost of inventory purchased or manufactured by the Company and costs directly incurred related to the service provided to customers. Cost of revenue decreased by US$480,772 or approximately 2.2%, to US$21,496,223 for the year ended March 31, 2025, from US$21,976,995 for the year ended March 31, 2024. The decrease was mainly attributable to the decrease in sales revenue.

Gross profit

Gross profit decreased by US$222,094, or approximately 5.2%, to US$3,992,154 for the year ended March 31, 2025 from US$4,214,248 for the year ended March 31, 2024. Gross profit margin decreased to 15.7% for the fiscal year ended March 31, 2025, as compared to 16.1% for the fiscal year ended March 31, 2024. The decrease in gross profit margin was primarily attributable to the increase in proportion of the gross profit from sales of medical devices in the total gross profit, which has a relatively lower gross profit compared with that of the medical software.

Sales and marketing expenses

The sales and marketing expenses primarily consisted of travelling expenses, entertainment expenses, marketing and exhibition expenses and freight expenses. The selling and marketing expenses decreased by US$28,988, or approximately 35.5%, to US$52,624 for the year ended March 31, 2025 from US$81,612 for the year ended March 31, 2024, which was primarily due to the decrease of exhibition and marketing expense in the fiscal year 2025.

General and administrative expenses

The general and administrative expenses primarily consisted of salaries and welfare expenses, professional service fee, depreciation and amortization, office expenses and miscellanies expenses. The general and administrative expenses increased by US$266,303, or approximately 25.0%, to US$1,331,106 for the year ended March 31, 2025 from US$1,064,803 for the year ended March 31, 2024, which was primarily due to the increase of professional service fee related to the Company’s proposed initial public offering incurred in the fiscal year ended March 31, 2025.

Research and development expenses

The research and development (the “R&D”) expenses were for the development of self-manufactured medical devices and technologies used for the manufacturing of medical devices. The research and development expenses decreased by US$72,626, or approximately 34.0%, to US$140,679 for the year ended March 31, 2025 from US$213,305 for the year ended March 31, 2024. The decrease was primarily because of less investment in the R&D of the manufacturing technology and self-manufactured medical devices.

Total other expenses, net

The total other expenses, net decrease by US$10,236 or 1.0% to US$998,337 for the year ended March 31, 2025 from US$1,008,573 in the year ended March 31, 2024. Total other expenses, net mainly consisted of interest expenses, guarantee fees and bank charges for the Company’s bank loans for the years ended March 31, 2025 and 2024, respectively.

Income tax expenses

Income tax expenses were US$261,919 for the fiscal year ended March 31, 2025, compared with the income tax expenses of US$373,184 in the year ended March 31, 2024. The changes were primarily due to the decrease of income before income tax for the year ended March 31, 2025 compared with the year ended March 31, 2024.

Net income

As a result of the foregoing, the net income was US$1,207,489 for the year ended March 31, 2025, compared with a net income of US$1,472,771 for the year ended March 31, 2024.

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended March 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended March 31,		Changes	% of changes
	2024	2023
Revenue	$26,191,243	$8,863,489	$17,327,754	195.5%
Cost of revenue	(21,976,995)	(7,314,275)	(14,662,720)	200.5%
Gross profit	4,214,248	1,549,214	2,665,034	172.0%

Operating Expenses
Sales and marketing expenses	(81,612)	(116,946)	35,334	(30.2)%
General and administrative expenses	(1,064,803)	(1,192,073)	127,270	(10.7)%
Research and development expenses	(213,305)	(180,071)	(33,234)	18.5%
Total operating expenses	$(1,359,720)	$(1,489,090)	$129,370	(8.7)%
Income from operations	2,854,528	60,124	2,794,404	4,647.7%
Total other expenses, net	(1,008,573)	(696,237)	(312,336)	44.9%
Income (Loss) before income taxes	1,845,955	(636,113)	2,482,068	(390.2)%
Income tax (expenses) credit	(373,184)	87,445	(460,629)	(526.8)%
Net Income (Loss)	$1,472,771	$(548,668)	$2,021,439	(368.4)%

Years ended March 31, 2024 compared to year ended March 31, 2023

Net revenue

The following table disaggregates our revenue by product categories for the years ended March 31, 2024 and 2023, respectively.

	For the years ended March 31,
	2024	2023
Product revenue from medical devices-third party	$19,742,735	$4,379,907
Product revenue from medical software-third party	6,382,079	4,430,960
Total product revenue	26,124,814	8,810,867
Service revenue-third party	66,429	52,622
Total revenue	$26,191,243	$8,863,489

Net revenue increased by US$17,327,754, or 195.5%, to US$26,191,243 for the year ended March 31, 2024 from US$8,863,489 for the year ended March 31, 2023. The increase in revenue was primarily attributable to the significant increase in revenue from sales of medical devices in the fiscal year ended March 31, 2024.

Sale of medical device increased by US$15,362,828 or 350.8% to US$19,742,735 for the year ended March 31, 2024 from US$4,379,907 for the year ended March 31, 2023. Medical devices revenue primarily generated from sales of the defibrillators, the defibrillator monitors, the nebulized ventilators, and the inserted laryngoscopes. The increase of revenue from sales of medical devices was mainly due to significant increase in demand for medical devices and acquisition of new customers in fiscal year 2024.

Sale of medical software increased by US$1,951,119 or 44.0% to US$6,382,079 for the year ended March 31, 2024 from US$4,430,960 for the year ended March 31, 2023. Medical software revenue was primarily generated from sales of MRI analysis software. The increase of revenue from sales of medical software was mainly due to increase in demand for medical software in the fiscal year 2024.

Service revenue increased by US$13,807 or 26.2% to US$66,429 for the year ended March 31, 2024 from US$52,622 in the year ended March 31, 2023. Service revenue generated from service provided to customers of medical software, such as installation, maintenance adjustment, upgrade and training, and the increase was primarily due to the increase of sales revenue from medical software.

Costs of revenue

Cost of revenue primarily included cost of inventory purchased and costs directly incurred related to the service provided to customers. Cost of revenue increased by US$14,662,720 or approximately 200.5%, to US$21,976,995 for the year ended March 31, 2024, from US$7,314,275 for the year ended March 31, 2023. The increase was mainly attributable to the increase in sales revenue.

Gross profit

Gross profit increased by US$2,665,034, or approximately 172.0%, to US$4,214,248 for the year ended March 31, 2024 from US$1,549,214 for the year ended March 31, 2023. Gross profit margin decreased to 16.1% for the fiscal year ended March 31, 2024, as compared to 17.5% for the fiscal year ended March 31, 2023. The decrease in gross profit margin was primarily attributable to the increase in proportion of the gross profit from sales of medical devices in the total gross profit, which has a relatively lower gross profit compared with that of the medical software.

Sales and marketing expenses

The sales and marketing expenses primarily consisted of travelling expenses, entertainment expenses, marketing and exhibition expenses and freight expenses. The selling and marketing expenses decreased by US$35,334, or approximately 30.2%, to US$81,612 for the year ended March 31, 2024 from US$116,946 for the year ended March 31, 2023, which was primarily due to the decrease of entertainment expense in the fiscal year 2024.

General and administrative expenses

The general and administrative expenses primarily consisted of salaries and welfare expenses, professional service fee, depreciation and amortization, office expenses and miscellanies expenses. The general and administrative expenses decreased by US$127,270, or approximately 10.7%, to US$1,064,803 for the year ended March 31, 2024 from US$1,192,073 for the year ended March 31, 2023, which was primarily due to the decrease of salaries and other expenses related to the Company’s daily administration and operation in the fiscal year ended March 31, 2024.

Research and development expenses

The research and development (the “R&D”) expenses were for the development of self-manufactured medical devices and technologies used for the manufacturing of medical devices. The research and development expenses increased by US$33,234, or approximately 18.5%, to US$213,305 for the year ended March 31, 2024 from US$180,071 for the year ended March 31, 2023. The increase was primarily because the Company invested additional capital in the R&D of the manufacturing technology and self-manufactured medical devices.

Total other expenses, net

The total other expenses, net increase by US$312,336 or 44.9% to US$1,008,573 for the year ended March 31, 2024 from US$696,237 in the year ended March 31, 2023. The increase was primarily due to the increase of guarantee fees and bank charges for the Company bank loans in the fiscal year 2024.

Income tax expenses

Income tax expenses were US$373,184 for the fiscal year ended March 31, 2024, compared with the income tax benefit of US$87,445 in the year ended March 31, 2023. The changes were primarily due to the increase of income before income tax for the year ended March 31, 2024 while we incurred loss before income tax for the year ended March 31, 2023.

Net income

As a result of the foregoing, the net income was US$1,472,771 for the year ended March 31, 2024 and the net loss was US$548,668 for the year ended March 31, 2023.

Liquidity and Capital Resources

To date, the primary sources of liquidity of the Company consist of cash flows from the Hong Kong subsidiaries’ operating activities, capital contributions from shareholders and loans from banks. The Company has financed its operations primarily through capital contributions and revenue from operations. As of March 31, 2025, we had cash and cash equivalents of US$170,741, our current assets were approximately US$10,658,779, and our current liabilities were US$13,812,308. Total shareholders’ equity, including retained earnings as of March 31, 2025 was US$1,175,641. Our cash flows used in operating activities was US$1,693,889 for the year ended March 31, 2025. As of March 31, 2024, we had cash and cash equivalents of US$379,545, our current assets were approximately US$9,614,344, and our current liabilities were US$14,111,485. Total shareholders’ equity, including retained earnings as of March 31, 2024 was US$85,203. Our cash flows provided by operating activities was US$1,983,752 for the year ended March 31, 2024.

For the next 12 months from the issuance of audited financial statement, we plan to implement measures to meet the capital requirements, including: 1) strictly controlling and reducing expenses; 2) seeking additional credit facilities; and 3) seeking equity financing from shareholders. We believe the above measures will be adequate for us to meet the capital requirements for our operations in the next 12 months from the date of the audited financial statements.

If we experience an adverse operating environment or incur unanticipated capita1expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available on favorable terms or at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilutions to the existing shareholders.

A portion of our operations are conducted in China and a portion of our expense and cash are denominated in Renminbi (RMB). Current foreign exchange and other regulations in the PRC may restrict the PRC entities in their ability to transfer their net assets to us and our subsidiaries. However, we have no present plans to declare any dividends and we plan to retain our retained earnings to continue to grow our business. We have limited financial obligations denominated in US. Dollars, thus, the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

For our business operating in Hong Kong, its operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. Our Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to US$ is not significant as HKD is pegged to US$.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain whether we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage costs and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

Summary of cash flows

The following table summarized the Company’s cash flows for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

Year ended March 31, 2025 compared to year ended March 31, 2024

	For the years ended March 31,
	2025	2024
Net cash (used in) provided by operating activities	$(1,693,889)	$1,983,752
Net cash (used in) provided by investing activities	(110,795)	747,902
Net cash provided by (used in) financing activities	1,501,718	(2,366,531)
Effect of exchange rate changes	94,162	(218,583)
Net (decrease) increase in cash and cash equivalent	(208,804)	146,540
Cash and cash equivalents, beginning of period	379,545	233,005
Cash and cash equivalents, end of period	$170,741	$379,545

Operating activities

Net cash used in operating activities was US$1,693,889 for the year ended March 31, 2025, primarily derived from (a) a net income of US$1,207,489, adjusted by depreciation and amortization of US$291,032, allowance of credit losses of US$ 44,943, and decrease of deferred tax assets of US$47,243, an deduction of US$25,403 for fair value changes from investment in insurance contracts, and interest expenses of US$2,205; (b) an increase in accounts receivable of US$1,256,541, a decrease in advance to suppliers of US$90,272, a decrease in inventories of US$76,510 and a decrease in accounts payable of US$2,490,402 and an increase of US$2,530 in advance from customers, mainly due to the increase of the Company’s business scale in the year ended March 31, 2025; (c) an increase in other current assets of US$5,644, an increase in other non-current assets of US$24,732, and (d) an increase of accrued expenses and other liabilities of US$130,974 due to the increase in unpaid salaries and output VAT. (e) an increase of tax payable of $ 310,121.

Net cash provided by operating activities was US$1,983,752 for the year ended March 31, 2024, primarily derived from (a) a net income of US$1,472,771, adjusted by depreciation and amortization of US$264,940, allowance of credit losses of US$17,096, and decrease of deferred tax assets of US$28,514, an addition of US$858 for loss on disposal of equipment and an addition of US$8,978 for fair value changes from investment in insurance contracts; (b) an increase in accounts receivable of US$5,012,606, a decrease in advance to suppliers of US$2,490,789, an increase in inventories of US$875,998 and an increase in accounts payable of US$3,114,768 and an increase of US$149,935 in advance from customers, mainly due to the increase of the Company’s business scale in the year ended March 31, 2024; (c) a decrease in other current assets of US$10,087, an increase of US$7,701 in other non-current assets, and (d) an increase of accrued expenses and other liabilities of US$25,220 due to the increase in unpaid salaries and output VAT. (e) an increase of income tax payable of $403,569.

Investing activities

For the year ended March 31, 2025, net cash used in investing activities was US$110,795, which was primarily due to payment for purchase of intangible assets.

For the year ended March 31, 2024, net cash provided by investing activities was US$747,902, which primarily consisted of payment of US$66,690 for the purchase of property, plant and equipment and intangible assets, and collection of US$814,592 from surrender of life insurance contracts.

Financing activities

For the year ended March 31, 2025, net cash provided by financing activities was US$1,501,718, which mainly consisted of (a) a loan from a related party of US$5,303,664; (b) repayment of a loan from related parties of US$5,281,644; (c) proceeds received from bank loans of US$4,404,632; (d) repayment of bank loans of US$4,769,498, (e) loan from third party of US$ 585,000; (f) proceeds raised from notes payable of US$19,822,198; and (g) proceeds repayment for notes payable of US$18,359,859.

For the year ended March 31, 2024, net cash used in financing activities was US$2,366,531, which mainly consisted of (a) a loan from a related party of US$6,515,719; (b) repayment of a loan from related parties of US$8,286,723; (c) repayment of bank loans of US$1,802,214, respectively; (d) loan from third party of US$366,340; (e) proceeds raised from notes payable of US$16,006,652; and (g) proceeds repayment for notes payable of US$15,923,421.

Year ended March 31, 2024 compared to year ended March 31, 2023

	For the years ended March 31,
	2024	2023
Net cash provided by (used in) operating activities	$1,983,752	$(2,067,750)
Net cash provided by (used in) investing activities	747,902	(3,370,448)
Net cash (used in) provided by financing activities	(2,366,531)	5,125,046
Effect of exchange rate changes	(218,583)	(310,048)
Net increase (decrease) in cash and cash equivalent	146,540	(623,200)
Cash and cash equivalents, beginning of period	233,005	856,205
Cash and cash equivalents, end of period	$379,545	$233,005

Operating activities

Net cash provided by operating activities was US$1,983,752 for the year ended March 31, 2024, primarily derived from (a) a net income of US$1,472,771, adjusted by depreciation and amortization of US$264,940, allowance of credit losses of US$17,096, and decrease of deferred tax assets of US$28,514, an addition of US$858 for loss on disposal of equipment and an addition of US$8,978 for fair value changes from investment in insurance contracts; (b) an increase in accounts receivable of US$5,012,606, a decrease in advance to suppliers of US$2,490,789, an increase in inventories of US$875,998 and an increase in accounts payable of US$3,114,768 and an increase of US$149,935 in advance from customers, mainly due to the increase of the Company’s business scale in the year ended March 31, 2024; (c) a decrease in other current assets of US$10,087, an increase in other non-current assets of US$7,701 and, (d) an increase of accrued expenses and other liabilities of US$25,220 due to the increase in unpaid salaries and output VAT. (e) an increase of income tax payable of $403,569.

Net cash used in operating activities was US$2,067,750 for the year ended March 31, 2023, primarily derived from (a) a net loss of $548,668, adjusted by depreciation and amortization of US$119,977, a decrease of deferred tax assets of US$87,142, an increase of US$9,144 from allowance for credit loss and a decrease of US$44,407 for fair value changes from investment in insurance contracts; (b) a decrease in accounts receivable of US$3,538,825, a decrease in advance to suppliers of US$2,418,233, an increase in inventories of US$313,804 and an increase in accounts payable of US$592,675, a decrease in advance from customers of US$1,792,654 mainly due to the increase of collection from its customers, completion of obligation to customers and increase of purchase from its vendors in the year ended March 31, 2023; (c) a decrease in other current assets of US$10,029 and (d) a decrease in accrued expenses and other liabilities of US$36,477 due to the decrease in unpaid salaries and output VAT.

Investing activities

For the year ended March 31, 2024, net cash provided by investing activities was US$747,902, which primarily consisted of payment of US$66,690 for the purchase of property, plant and equipment and intangible assets, and collection of US$814,592 from surrender of life insurance contracts.

For the year ended March 31, 2023, net cash used in investing activities was US$3,370,448, which primarily consisted of payment of US$2,971,969 for the construction of plant and US$398,479 payment for the premiums of life insurance contracts.

Financing activities

For the year ended March 31, 2024, net cash used in financing activities was US$2,366,531, which mainly consisted of (a) a loan from a related party of US$6,515,719; (b) repayment of a loan from related parties of US$8,286,723; (c) repayment of bank loans of US$1,802,214, respectively; (d) loan from third party of US$366,340; (e) proceeds raised from notes payable of US$16,006,652; and (f) proceeds repayment for notes payable of US$15,923,421.

For the year ended March 31, 2023, net cash provided by financing activities was US$ 5,125,046, primarily consisted of (a) proceeds from bank loans of US$2,365,549; (b) repayment of bank loans of US$858,793; (c) a loan from a related party of US$9,120,100, (d) repayment of a loan from related parties of US$6,322,139; (e) proceeds raised from notes payable of US$ 9,127,416; and (f) proceeds repayment for notes payable of US$ 8,307,087.

Capital expenditure

The Company’s capital expenditures is primarily related to purchase of property, plant and equipment and intangible assets. Our capital expenditures for the year ended March 31, 2025 were US$110,795 for the purchase of intangible asset and US$66,690 for the years ended March 31, 2024 for the purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering and expect to continue to make well-planned capital expenditures to meet the expected growth of our business.

Off-Balance sheet arrangement

We did not have any off-balance sheet arrangement during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Holding Company Structure

Brand Meditech Limited is a holding company with no material operations of its own. We conduct our operations through the subsidiaries in Hong Kong and mainland China. As a result, our ability to pay dividends depends upon dividends paid by the subsidiaries in Hong Kong and mainland China. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. The Company have made no plans to pay dividends and do not expect to do so unless and until the subsidiary in mainland China has generated sufficient accumulated profits and have met the requirements for statutory reserve funds.

Contractual obligation

In the ordinary course of business, the Company may be involved in legal proceedings related to contractual obligations, employment matters, and other business activities. The Company records a liability for contingencies when it is determined that a loss is both probable and reasonably estimable in accordance with ASC 450, Contingencies. As of March 31, 2025 and 2024, the Company had no contingent liabilities that were assessed as probable and reasonably estimable.

Technology Purchase Commitment

As disclosed in Note 9, on November 16, 2018, the Company entered into a Know-How Agreement with a third party to acquire technical knowledge and assistance related to the design, manufacture, testing, inspection, adjustment, operation, and maintenance of AED Meducore Easy defibrillators. The total contractual consideration for the technology transfer was approximately USD2,589,840 (EUR 2,400,000).

As of March 31, 2025 and 2024, the remaining outstanding commitment under the agreement was approximately US$1,354,574 and US$1,465,369, respectively.

Loan Repayment Commitments

As disclosed in Notes 12 and 13, as of March 31, 2025, the Company had outstanding borrowings consisting of US$2,844,982 in short-term loans and US$ 5,380,384 in long-term loans, of which US$ 490,108 is due within one year.

Critical Accounting Policies and, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our combined financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies; (2) the judgments and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property, plant and equipment, useful lives of intangible assets, cash surrender value of insurance contracts, inventory reserve provision, impairment of long-lived assets, allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

The estimated useful lives for property, plant and equipment are illustrated as below:

Category	Estimated useful lives
Electronic equipment	3 – 5 years
Office equipment	5 years
Vehicles	5 years
Heavy equipment	5 – 10 years
Building	30 – 50 years

The Company performs valuation on its property, plant and equipment for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the assets group by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Company recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.

The estimated useful lives for intangible assets are illustrated as below:

Category	Estimated useful lives
Software	10 years
Land use right	40 years

Inventories, net

Inventories, consisting of commodity available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Company takes ownership, risks and rewards of the products purchased.

Revenue recognition

On April 1, 2022, the Company adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenue from sales of medical devices

Revenue from the sale of medical devices is recognized at a point in time when control of the product is transferred to the customer, which occurs when the customer picks up the product at the Company’s warehouse

The Company acts as a principal in these transactions and presents revenue on a gross basis.

Payment terms for medical device sales typically grant customers a credit period of approximately 30 days, based on the customer’s creditworthiness and transaction history

The Company has concluded that these payment terms do not constitute a significant financing component under ASC 606.

Revenue from sales of medial software

The Company sells standardized medical software products and provides related services, including installation, alteration, and training.

Upon evaluation under ASC 606-10-25-19, two distinct performance obligations were identified:

•        Delivery of medical software (transfer of a software license); and

•        Provision of installation, alteration, or training services (performed by a third party engaged by the Company).

The software is delivered when the customer picks up the physical medium (e.g., USB drive) at the Company’s warehouse and receives the activation key through real-time communication channels such as WeChat or email. Revenue for the software component is recognized at the point in time when control transfers to the customer.

Revenue for related services is recognized in time when the installation, alteration, or training services are completed.

Because standalone selling prices for the software and related services are not directly observable in the open market, the Company estimates the allocation of the transaction price based on expected cost-plus margin methodology, pursuant to ASC 606-10-32-28.

Payment terms for medical software sales typically allow customers up to 365 days to complete payment, based on credit evaluations.

The Company has concluded that such extended payment terms do not constitute a significant financing component under ASC 606.

Accounts Receivable, Net

Accounts receivable are stated at their original invoiced amounts, net of an allowance for credit losses. The Company considers accounts past due based on contractual payment terms, which are generally 30 days for sales of medical devices and 365 days for sales of medical software.

Effective April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with the current expected credit loss (“CECL”) model. This guidance requires the recognition of expected credit losses over the life of the financial asset, measured at amortized cost, including accounts receivable.

The Company adopted the standard using the modified retrospective approach. As a result, comparative prior period information has not been restated and continues to be reported under the previous guidance. The adoption of Topic 326 did not result in a cumulative-effect adjustment to retained earnings as of April 1, 2023, and there was no impact from deferred taxes. No recovery of credit losses was recognized for the year ended March 31, 2025. As of March 31, 2025, the allowance for credit losses was $70,267.

The Company estimates expected credit losses using a forward-looking model that considers historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance is developed based on portfolio segmentation, whereby receivables are grouped by similar risk characteristics. Historical loss rates are adjusted to reflect changes in customer credit quality.

Income Taxes

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

We evaluate uncertain tax position including the potential application of interest and penalties based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

Deferred tax assets

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years when those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The amounts of allowance over deferred tax assets were US$244,332 and USD147,115 as of March 31, 2025 and 2024, respectively.

Quantitative and Qualitative Disclosures about Market Risks

The Company is also exposed to liquidity risk, which is the risk that the Company is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to address the liquidity shortage.

Inflation risk

To date, inflation in Hong Kong and mainland China has not materially impacted the Company’s operations. According to the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for 2025, 2024 and 2023 of (0.1%), 0.2% and 0.2%, respectively. According to the information disclosed by Hong Kong S.A.R, the year-over-year percentage changes in the consumer price index for 2025, 2024 and 2023 of 1%, 1.7% and 2.1%, respectively. Although the Company has not been materially affected by inflation in the past, we can provide no assurance that the Company will not be affected in the future by higher rates of inflation in the Hong Kong and PRC. For example, certain operating costs and expenses, such as employee compensation, may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. The Company is not able to hedge its exposure to higher inflation in Hong Kong and mainland China.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest rate that its deposited cash can earn and interest rate charged on the Company’s short-term loans and long-term loans. Interest-earning instruments carry a degree of interest rate risk. The Company has not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt the Company may incur in the future.

Foreign currency translation and transaction

A portion of our operating activities are denominated in RMB and portion of our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submission of a payment application form together with suppliers’ invoices and signed contracts. The value of the RMB is influenced by changes in central government policies and by international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market.

Our business operation in Hong Kong is transacted in HKD. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. Our Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to US$ is not significant as HKD is pegged to US$.

Business

Overview

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We conduct our medical device products related business through our indirect wholly owned subsidiary, BM HK, located in Hong Kong. Our mission is to provide high-quality medical devices to the healthcare industry, support medical advancements, and contribute to improving patient outcomes.

Founded in 2003, BM HK specializes in the business of procurement and sale of a diverse range of medical devices and medical software. Its product portfolio spans critical areas, such as cardiac emergency care, respiratory therapy, endoscopic examinations, and medical imaging analysis. BM HK is committed to expand its offerings to deliver comprehensive solutions that address pre-hospital emergency care, in-hospital and out-of-hospital rescue operations, intensive care unit (ICU) needs, and anesthesia support and recovery.

In 2021, as an addition to our principal business, we launched the development of proprietary medical device products through Niche Medical, a wholly owned subsidiary of BM HK in mainland China. As of the date of this prospectus, Niche Medical has successfully developed infusion pumps and anesthesia laryngoscopes. Additionally, portable X-ray machines and automated external defibrillators (AEDs) are currently under development.

For the years ended March 31, 2025 and 2024, our total revenue was approximately US$25,488,377 and US$26,191,243, respectively. During these periods, BM HK generated 99.37% and 99.87% of total revenues, respectively, while Niche Medical contributed 0.63% and 0.13% of total revenues, respectively.

Our Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

•        In-Depth Understanding of the Industry.    With over 21 years of sales experience in European-imported medical devices and software in Hong Kong and mainland China, we have developed a strong understanding of supply chain dynamics, pricing strategies, and regional market demands. Working with other medical device distributors across Asia, we ensure seamless product availability, competitive pricing, and consistent delivery of high-quality medical solutions to hospitals and healthcare providers.

•        Active Industry Engagement.    We actively participate in major medical device exhibitions, such as China International Medical Equipment Fair (CMEF), to showcase our products, demonstrate key features, and strengthen relationships with customers, partners, and industry experts. These engagements enhance our brand visibility, market presence, and industry credibility, while also providing valuable feedback to refine our offerings and stay ahead of market trends. Our commitment to continuous industry interaction ensures that we remain at the forefront of innovation and customer needs in the medical device sector.

•        Visionary Leadership with Proven Track Record.    Our management team, with over 30 years of combined experience in medical products sales, is the cornerstone of Brand Meditech. Under the visionary leadership of Chairwoman and CEO Ms. Kit Ying Kwan, we have emerged as a preeminent and trusted medical device enterprise in the region. Our leaders have forged strategic partnerships, positioning us as the essential gateway for international emergency equipment manufacturers seeking success in dynamic Asian markets. Their strategic foresight and deep industry knowledge enable them to accurately identify market trends and develop effective growth strategies.

•        Robust Distribution and Service Capabilities.    Our extensive distribution network, combined with post-sales support and technical expertise for the medical software, enhances customer satisfaction and fosters long-term partnerships.

•        Experienced Research & Development (“R&D”) Team.    Our R&D team, led by Mr. Huiyou Xu — an expert with over 20 years of experience in the medical device industry — is dedicated to the production of reliable and innovative medical products. With Mr. Xu at the helm for over eight years, our team consistently drives advancements in product development, ensuring the precision and stability of our offerings, including electrocardiogram (ECG) systems, respiratory monitoring solutions, and infusion pumps.

Our Growth Strategies

We will focus on the following key growth strategies to realize our mission:

•        Sales and Distribution Network Expansion:    We plan to extend our sales and distribution network to enter new markets besides Hong Kong or mainland China and reinforce our industry presence. Our strategy includes forging partnerships with medical institutions, emergency centers, and public facility management departments through direct engagement, as well as active participation in medical forums, exhibitions, and seminars. By delivering high-quality products and services, we also encourage referrals, further expanding our customer base. We expect that these combined efforts will help us increase market share, tap into new customer segments, and drive sustainable growth within the medical device industry.

•        Industry Engagement:    We actively participate in major medical device exhibitions — such as the CMEF — to showcase both our procured and proprietary products. These events allow us to demonstrate key features, strengthen relationships with customers, partners, and industry experts, and gather valuable feedback. This ongoing engagement not only enhances our brand visibility, market presence, and credibility but also ensures we remain responsive to evolving customer needs in the medical device and software sectors.

•        Marketing & Product Positioning:    Once production approval is secured for our AED and other proprietary products, we will position them as premium, high-end solutions. Our marketing strategy will emphasize advanced technology, rapid heart rhythm analysis, reliable defibrillation, and versatility for use in both public and medical environments. Initially, our distribution channels will primarily serve distributors; however, as market confidence and brand recognition grow, we will gradually extend our sales efforts directly to end-users, including hospitals and other medical institutions.

•        Pricing & Customer Service:    We will continue to employ value-oriented and competitive pricing strategies tailored to different product models. In addition, we are committed to offer expedited delivery and maintain clear communication with customers by providing regular shipment updates through multiple channels.

•        Investment in R&D.    The R&D team at Niche Medical, composed of experienced medical professionals with a robust research background, is dedicated to developing advanced products at competitive prices. In particular, BM HK will continue collaborating with Corscience GmbH & Co. KG (“Corscience”) — a German firm specializing in hardware and software technologies for defibrillation and ECG signal analysis — on the development of AED products. We are committed to further investments in technology and innovation to expand our product portfolio.

Our Business

Medical Devices and Software Procurement and Sale

BM HK has been in the business of procurement and sale of a variety of medical devices and medical software since its founding in 2003. Its diverse product portfolio covers critical areas such as cardiac emergency care, respiratory therapy, endoscopic examinations, and medical imaging analysis.

The following is a selection of major medical devices carried by BM HK, sourced from reputable European and mainland China manufacturers:

•        Monophasic Defibrillators:    These devices deliver a single, high-energy pulse of electricity to the heart, restoring its normal rhythm during cardiac arrest. Designed for use by trained healthcare professionals, monophasic defibrillators are essential in emergency settings.

•        Defibrillator Monitors:    Combining the functions of both defibrillators and patient monitors, these advanced devices deliver electrical shocks to restore normal heart rhythm while continuously tracking vital signs like heart rate, blood pressure, and oxygen saturation. They are widely used in ambulances, emergency rooms, and ICUs to provide real-time patient monitoring during life-threatening conditions.

•        Insertable Laryngoscopes:    Typically featuring a handle and a blade with an optical fiber camera, this device provides a clear view of the larynx and surrounding structures. It is commonly used during intubation or diagnostic procedures to detect abnormalities in the throat or vocal cords, with a compact design suited for emergency and clinical environments.

•        Anesthesia Laryngoscopes:    These instruments help secure a patient’s airway during anesthesia, especially for endotracheal intubation. They are essential in operating rooms and emergency settings to ensure safe airway management, with a blade that provides clear visualization of the vocal cords.

•        Ventilators for Kids:    This European-manufactured ventilator combines the functions of a nebulizer and ventilator to treat respiratory diseases. It uses high-frequency oscillation to deliver medication in fine mist form, improving drug absorption and targeting the airways. It is used in hospitals, ICUs, and at home for chronic respiratory conditions.

•        Infusion Pumps:    Infusion pumps deliver fluids, medications, or nutrients directly into the bloodstream in controlled amounts. They ensure precise and consistent delivery, minimizing the risk of human error. These pumps are commonly used for treatments like chemotherapy, pain management, and hydration therapy in hospitals, clinics, and home settings.

•        Other Accessories:    BM HK also provides various components and accessories for defibrillators and defibrillator monitors, including laryngoscope blades and handles, defibrillator pads, batteries, lead wires, and conductive gels.

BM HK currently offers two advanced medical software: Prim preclinical imaging post-processing software (“Prim”) and iMRIPlus MRI analysis software (“iMRIPlus”):

•        Prim:    A post-processing software designed for use with linear accelerators, a crucial tool in radiation therapy. It provides specialized image processing to support the development and execution of radiation therapy plans. Prim allows for real-time image processing and enables flexible adjustments to therapy plans during treatment.

•        iMRIPlus:    An MRI analysis software that enhances the interpretation and processing of MRI data. With a suite of powerful tools for image reconstruction, segmentation, registration, and post-processing, iMRIPlus helps physicians and researchers visualize and analyze MRI images more effectively, improving clinical and research outcomes.

BM HK selects suppliers based on market demand, regulatory compliance, product quality, innovation, and after-sales support, prioritizing those who meet CE standards and have strong market reach. The company sources medical devices and software from suppliers in mainland China and Europe, typically through industry exhibitions, online platforms, and direct contact. For more information about BM HK’s suppliers, see “Our Suppliers” section below.

BM HK’s customers are distributors who source medical devices and software to resell to end-users like hospitals and medical institutions in Hong Kong and mainland China. The company maintains relationships with customers that contribute stable, long-term revenue and sources them through industry exhibitions, online platforms, and direct contact, with each sale governed by brief purchase-order agreements. For more information about BM HK’s customers, see “Our Customers” section below.

Medical Device Product Development under Proprietary Brand

In 2021, as an addition to our principal business, we launched the development of proprietary medical device products through Niche Medical, a wholly owned subsidiary of BM HK in mainland China. As of the date of this prospectus, Niche Medical has successfully developed infusion pumps and anesthesia laryngoscopes. Additionally, portable X-ray machines and automated external defibrillators (AEDs) are currently under development.

Infusion Pumps

Developed in 2019, our proprietary infusion pump accurately measures and precisely controls both infusion speed and volume. Equipped with intelligent monitoring capabilities, it detects abnormalities during infusion — including air bubbles, empty fluid containers, fluid leakage, and tubing blockages — and immediately alerts users. In such cases, the device automatically stops the infusion process, effectively ensuring patient safety.

Niche Medical has already secured both the medical device registration certificate and the manufacturing license for this product and will apply to renew these certifications before their expiration. Since December 2022, Niche Medical has initiated limited-scale manufacturing and sales of its proprietary infusion pumps. This phase is designed to evaluate early market traction and inform broader commercialization efforts. Niche Medical’s approach includes: (i) controlled-volume manufacturing to gauge market demand, (ii) systematic collection of customer feedback from initial deployments, (iii) rigorous operational stability testing of manufactured units, and (iv) strategic brand development in preparation of market launch.

As of the date of this prospectus, Niche Medical has generated cumulative sales of $199,515, out of which $4,105 was from December 2022 to March 31, 2023, $34,741 and $160,669 for the year ended March 31, 2024 and 2025, respectively.

Additionally, Niche Medical has established dedicated production lines for manufacturing the infusion pumps, with an estimated annual production capacity of 20,000 units.

Anesthesia Laryngoscope

Developed in 2021, our proprietary anesthesia laryngoscope is designed to enable physicians to perform anesthesia intubation more easily and efficiently. As of the date of this prospectus, Niche Medical has obtained both the medical device registration certificate and the manufacturing license for this product, and intends to proactively renew these certifications prior to their expiration on January 3, 2028. In addition, Niche Medical has established dedicated production lines for manufacturing the anesthesia laryngoscope, which have an estimated annual production capacity of 80,000 units. The product modifications and refinements have been completed, and production preparations are in place. We plan to commence production and sales in the fourth calendar quarter of 2025, with mass production and full-scale sales expected to follow thereafter. As of the date of the prospectus, Niche Medical incurred associated costs of approximately $2,000, and estimates to incur $0.3 million in additional expenses to complete the development of anesthesia laryngoscope and additional $0.2 million to fully commercialize the anesthesia laryngoscope.

Second-gen Portable X-ray machines (Portable X-ray Gen2)

Compact and mobile, these X-ray devices allow for radiographic imaging at the patient’s bedside or in emergency situations, making them ideal for use in ICUs, emergency rooms, and remote areas. Despite their small size, they provide high-quality images for diagnosing fractures, infections, and lung conditions. Our proprietary portable X-ray machines feature a compact, lightweight design, low radiation emission, fast imaging capabilities, and user-friendly operation. The Portable X-ray Gen2 is currently under development and has completed internal testing as of the date of this prospectus. Additionally, it has recently completed testing at the National Testing Center. Niche Medical will submit its application for the medical device registration certificate and manufacturing license to Jiangsu provincial Medical Products Administration in September 2025 and expects to receive the approval in late 2025. Additionally, Niche Medical has established dedicated production lines for manufacturing these portable X-ray machines, with an estimated annual production capacity of 4,000 units. As of the date of the prospectus, Niche Medical incurred associated costs of approximately $100,000 for the development of Portable X-ray Gen2, and expects to spend approximately $0.4 million in additional expenses to complete development and an additional of $0.7 million to bring the product to market, subject to the trial results and the regulatory timelines.

AED Products

Looking ahead, as part of our strategy to build a comprehensive portfolio of devices for medical emergencies, we have designed and developed AEDs through a development agreement with Corscience. For more information about Niche Medical’s research and development efforts, see “Research and Development” section below.

Unlike traditional defibrillators, our proprietary AEDs are designed for use by non-medical personnel in emergency situations. They are equipped with simple, automated instructions and built-in safety mechanisms that ensure shocks are delivered only when necessary. Niche Medical plans to manufacture and sell the following three types of AEDs starting by the end of calendar year 2025:

•        Link Alive 005:    A basic AED model without a screen, offering a more affordable price point.

•        Link Alive 006:    Similar to Link Alive 007, but without the CPR feedback feature, making it a cost-effective alternative while still providing comparable functionalities.

•        Link Alive 007:    Equipped with a screen to display ECG waveforms and CPR feedback, making it ideal for use in public spaces.

As of the date of this prospectus, our AED products are in the animal clinical trials at Soochow University, which are expected to finish in the fourth calendar quarter of 2025. Following the completion of these trials, Niche Medical plans to submit its application in the fourth calendar quarter of 2025 to the National Medical Products Administration (“NMPA”) in China, followed by anticipated certification from the NMPA in the first calendar quarter of 2026 and a commercial launch in the second calendar quarter of 2026. Additionally, Niche Medical has established dedicated production lines for manufacturing the AED products, with an estimated annual production capacity of 40,000 units. As of the date of this prospectus, Niche Medical has incurred approximately $2.8 million in development costs and expects to require approximately $2.2 million in additional expenses to complete development and an additional $0.6 million to prepare for full-scale commercialization of the AED products, subject to the outcome of ongoing trials and the NMPA review.

Niche Medical’s current customers include distributors who source medical devices for resale to end-users such as hospitals and medical institutions in Hong Kong and mainland China. Additionally, Niche Medical provides a 36-month warranty covering product faults for the devices it manufactures and sells.

BM HK’s Suppliers

BM HK selects suppliers based on market demand, regulatory requirements, and business viability. Key criteria include regulatory compliance (with CE certification), product quality, innovation, and market reach. We favor suppliers with proven performance and strong sales networks, as well as those able to provide essential after-sales support like training and technical assistance. This approach optimizes our supply chain and enables us to swiftly adapt to market opportunities.

Our supplier base includes providers of medical devices, medical software, and device manufacturers. These suppliers specialize in trading raw materials and products sourced from mainland China and European countries for sale in Hong Kong and mainland China. We identify potential partners through industry exhibitions, online platforms, and direct contacts.

For the year ended March 31, 2025, three primary suppliers accounted for 62.4%, 23.4%, and 13.3% of our revenue costs, respectively. For the fiscal year ended March 31, 2024, three suppliers contributed 42.0%, 34.5%, and 20.9% of our revenue costs.

BM HK does not maintain long-term written supply agreements. Instead, purchases are made on a per-order basis under brief purchase-order agreements that cover product name, quantity, price, shipping terms, delivery time, and payment method.

During the reporting periods, we experienced no material disputes, procurement difficulties, or operational interruptions due to material shortages or delays. Furthermore, we believe that viable market alternatives exist for the products provided by our major suppliers at comparable price points and quality. We maintain and regularly update a list of qualified suppliers of medical devices and software.

BM HK’s Customers

BM HK’s customers are distributors who source medical devices and software from both local and overseas suppliers, and then resell these products to end-users — such as hospitals and medical institutions — in Hong Kong and mainland China.

We focus on building and maintaining relationships with customers that provide long-term, stable revenue. For the year ended March 31, 2025, our top five customers contributed 21.5%, 21.2%, 13.3%, 9.1%, and 8.0% of revenue, respectively. In the fiscal year ended March 31, 2024, five customers accounted for 17.4%, 15.9%, 15.0%, 11.6%, and 10.2% of revenue.

Our customers purchase products from BM HK at wholesale prices and resell them at higher prices, capturing the margin. We source these customers through industry exhibitions, online platforms, and direct contacts with distributors.

BM HK does not use long-term sales agreements; instead, each transaction is governed by a brief, purchase-order based agreement. The key terms of the sales agreements with customers (including those agreements with the top customers) include:

•        the product’s name, specifications, quantity, price and country of origin;

•        mode of shipment, time of delivery;

•        payment method and time; and

•        after-sale service, pursuant to which a third party service provider engaged by is usually responsible for the installation, maintaining, technical training of the medical software.

BM HK’s Pricing Strategy

Our pricing strategy for procurement and sale of medical device business through BM HK is designed to balance competitiveness, sustainability, and market value expectations through the following elements:

•        Cost-Plus Model with Dynamic Margin Calibration:    We base our pricing on a cost-plus model, where base margins are adjusted according to product criticality and market competition.

•        Annual adjustments:    To ensure resilient profitability without overpricing, we incorporate procurement cost fluctuations and competitive pressures into our margin targets on an annual basis.

•        Market-Driven Adjustments:    Our margin calibration reflects the specific attributes of each product. For instance, commoditized hardware — such as monophasic defibrillators — operates on tighter margins for greater market acceptance, while specialized software like PRIM commands premium pricing due to its significant clinical value.

•        Supplier Partnerships & Flexibility:    We maintain long-term, trust-based relationships with key suppliers to secure stable procurement terms and priority access to high-demand products. This flexibility enables us to adapt swiftly to market shifts, such as price fluctuations, while mitigating supply chain risks. These collaborative partnerships help stabilize costs and support our competitive pricing strategy.

Regulatory Licenses for our Operations in China

The regulatory framework for medical devices in China, as outlined by the National Medical Products Administration (NMPA), formerly known as the China Food and Drug Administration (CFDA), classifies these devices into three categories based on their risk levels. These categories are designated as Class I, II, and III, with each class representing a progressively higher degree of risk, thereby ensuring appropriate regulatory oversight corresponding to the potential hazards associated with each device type.

Below is a summary chart outlining the licenses and permissions Niche Medical has obtained for the manufacturing, operation and sale of specific medical devices as of the date of this prospectus:

Registered Name	NMPA Classification	Registration Certificates Issuing Authority Expiration Date	Manufacture License Issuing Authority Expiration Date
Infusion Pump	Class II	SXZZ(苏械注准) 20212140681 Jiangsu Medical Products Administration March 7, 2026	SYJX(苏食药监械生产许) 20200259 Jiangsu Medical Products Administration December 30, 2025
Anesthesia Laryngoscope	Class II	SXZZ(苏械注准) 20232080009 Jiangsu Medical Products Administration January 3, 2028	SYJX(苏食药监械生产许) 20200259 Jiangsu Medical Products Administration December 30, 2025
Other License/Certificate	Issuing Authority	Expiration Date
Medical Device Operation License, SXSYJXJYX(苏徐食药监械经营许) 20221004	Xuzhou Municipal Administration of Market Regulation	March 14, 2027
Class II Medical Device Operation Filing Certificate, SXSYJXJYB(苏徐食药监械经营备) 20221009	Xuzhou Municipal District of Economic and Technology Development	N/A
Certificate For Exportation of Medical Products (SXYJXC(苏徐药监械出) 20254254	Xuzhou Municipal Medical Products Administration	December 30, 2025

Our Research and Development

We remain committed to further enhancing our research and development capabilities. As of the date of this prospectus, we hold 28 registered patents in the PRC, along with 1 patent applications currently pending. Further details regarding these patents and applications can be found in the “Intellectual Property” section below.

As of the date of this prospectus, Niche Medical’s R&D team comprises two full-time members and one part-time member, all of whom bring significant expertise and extensive experience in the medical device industry:

•        Huiyou Xu, Product Development Hardware Engineer, has more than 20 years of experience in the medical products industry. He has previously led teams in the design and development of monitoring devices, including fetal and maternal monitoring systems, which successfully obtained registration certificates. At Niche Medical, Mr. Xu oversees hardware development for infusion pump products.

•        Hairui Liu, Structural Engineer (Part-time), specializes in mold and product design, with particular expertise in product assembly, testing, and modification processes. Mr. Liu’s current responsibilities include designing product structures, preparing detailed 2D drawings, and collaborating closely with the production team on product testing, adjustments, and optimization.

•        Liang Zhang, Researcher and Software Engineer, is a seasoned professional with substantial software development experience within the medical products industry. Mr. Zhang’s primary responsibilities involve developing hardware drivers and software interfaces for infusion pumps, injection pumps, and related medical device products.

Research and Development — Collaborators

On November 16, 2018, BM HK entered into a development agreement with Corscience (the “Development Agreement”). Under this Development Agreement, Corscience agreed to develop an AED product based on the MEDUCORE Easy, an AED technology widely recognized technology for the CE market region for BM HK, in accordance with certain agreed specifications as set forth therein. The total consideration for the Development Agreement is €1,600,000 (approximately US$1.8 million), payable in seven installments linked to predefined project milestones upon achievement of predefined project milestones.

To formalize the know-how transfer, BM HK and Corscience entered into a separate agreement on November 22, 2019 (the “Transfer Agreement”). This Transfer Agreement outlined the terms and conditions for the transfer of know-how and technical assistance related to the design, manufacture, testing, inspection, adjustment, operation, and maintenance of the AED product. The Transfer Agreement stipulates a fixed payment of €2,400,000 (approximately US$2.6 million) for the transfer of Corscience’s proprietary know-how, structured in seven installments. Under the agreement, ownership of the Contract Technology (excluding Reserved Parts) is exclusively transferred to BM HK upon full payment of the agreed fees, granting BM HK sole rights to patent, commercialize, and globally manufacture/sell products based on the technology, including in China (Hong Kong and Macao). This Transfer Agreement stipulate that they shall expire automatically upon complete performance of all rights and obligations by the parties.

As of the date of this prospectus, BM HK has made payments totaling €2,646,336 (approximately US$2.9 million) to Corscience, comprising €1,461,336 (approximatelyUS1.6 million) settled under the Development Agreement and €1,185,000 (approximately US1.3 million) for partially paid under the Transfer Agreement for know−how deliverables, with the remaining balance of €1,465,000 (approximately US$1.6 million) to be paid in accordance with project milestones under the two Agreements.

It typically takes 24 to 36 months for Class II medical devices and 48 to 60 months for Class III medical devices to complete the research and development process. Although both Class II and Class III medical devices are subject to the same filing requirements under the Regulations on the Supervision and Administration of Medical Devices (2021 Revision) (the “2021 Medical Device Regulations”), the key difference between the research and development process for Class II and Class III medical devices is that the reports containing the aforementioned information are submitted to the Provincial Medical Products Administration or Provincial MPA for Class II medical device product registration, whereas such reports for Class III medical device product registration are submitted to the NMPA. As a result, Class III medical devices are often subject to a much more rigorous review regime as compared to Class II medical devices. As disclosed above, Niche Medical has obtained the registration certificates for its proprietary infusion pumps and the anesthesia laryngoscope, and in the application process for medical device product registration certificates for its proprietary portable X-ray machines and AEDs.

For the fiscal years ended March 31, 2025 and 2024, we incurred research and development expenses of $140,679 and $213,305, respectively.

Manufacturing and Production

Niche Medical’s procurement department selects high-quality materials in accordance with specifications provided by the R&D department, carefully evaluates supplier capabilities, and establishes partnerships with approved suppliers. The production department then assembles and tests products based on precise assembly instructions developed by the R&D team. Following assembly, the quality management department conducts rigorous inspections according to standardized procedures. Only products that successfully pass comprehensive quality inspection are approved for release to the market.

Currently, Niche Medical has established dedicated production lines for AEDs and portable X-ray machines, as well as an additional production line shared by infusion pumps and anesthesia laryngoscopes. These production lines have an estimated annual manufacturing capacity of 40,000 AED units, 4,000 portable X-ray machine units, 20,000 infusion pump units, and 80,000 anesthesia laryngoscope units. As of the date of this prospectus, the production lines for infusion pumps and anesthesia laryngoscopes are fully operational, while the applications for production qualification of AEDs and portable X-ray machines remain pending approval.

Employees

We had 24 full-time and one part-time employees as of March 31, 2025. All of our employees are based in Hong Kong or mainland China. The following table sets forth a breakdown of our employees as of March 31, 2025, by function:

Function/Department	Number
Procurement	1
Quality Control	1
Sales and Marketing	4
Manufacturing	4
Research and Development and Technical	3
Administration and General Management	10
Warehousing Department	2
Total	25

Our employees are the driving force behind our rapid business growth, and our ongoing success depends on our ability to attract, motivate, train, and retain top talent. We invest significant resources to ensure our corporate culture and brand remain highly appealing to both current and prospective team members.

We offer competitive compensation packages and foster a dynamic work environment that encourages initiative. Our commitment to equal opportunity and workplace diversity is reflected in our recruitment practices — we consider factors such as relevant work experience, educational background, skills, and knowledge for each vacancy. All new hires enter into formal labor contracts with us.

In compliance with PRC regulations, we participate in various statutory employee benefit plans, including social insurance funds. These benefit plans cover pension contributions, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance. As required by law, we contribute a specified percentage of employees’ salaries, bonuses, and certain allowances to these plans, subject to maximum limits determined by local government. Bonuses are generally discretionary, based on both individual performance and the overall success of our business.

Under the laws and regulations in Hong Kong, we are required to make contributions equal to certain percentages of each full-time employee’s salary for his or her mandatory provident fund. As of the date of this prospectus, we have made the mandatory contributions to a registered mandatory provident fund scheme for our full-time employees in Hong Kong.

Insurance

BM HK provides employees’ compensation insurance, covering its liability for injuries or occupational diseases sustained by employees arising out of and in the course of employee in accordance with regulations in Hong Kong. In addition, through its subsidiary BM HK, the Company has purchased key person life insurance policies for Ms. Kwan Kit Ying and Mr. Ouyang Le Ying, with the Company as the beneficiary. The total cash surrender value of these policies was US$822,103 as of March 31, 2025. We believe that these policies provide appropriate protection for the Company. Other than this, BM HK currently does not maintain any insurance covering its properties, equipment or inventory, and it does not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents in relation to its operations. We believe that BM HK’s insurance coverage is adequate and is in line with industry practice.

Niche Medical maintains insurance policies that are required under PRC laws and regulations as well as policies based on its assessment of the operational needs and industry practice. Niche Medical are subject to the social insurance system of the PRC and are required to make contributions for our employees toward five categories of insurance, including basic pension, basic medical, unemployment, work injury and maternity. Consistent with customary practice in mainland China, we do not maintain any insurance policies for business interruption, product liability or litigation. We believe that our existing insurance coverage is in line with industry norms in the PRC and is sufficient for our current operations. We will regularly review and assess our insurance practice based on our needs and industry practice. During the fiscal years ended March 31, 2024 and 2025, we did not experience any material insurance disputes.

Link Alive maintains “property all risks” insurance coverage for our office at Flat Q, 11/F, Kings Wing Plaza 2, the current insurance policy being effective from August 14, 2025 to August 13, 2026. This policy provides protection for properties in this location against a range of risks, including among others, fire, typhoon, storm, tempest, flood, earthquake and landslip. We believe that Link Alive’s insurance coverage is adequate and is in line with industry practice.

Properties and Facilities

BM HK’s headquarters and office space, with an aggregated area of approximately 1,524 square feet, is located in Flat Q, 11/F, Kings Wing Plaza 2, No.1 On Kwan Street, Shatin, N.T. Hong Kong, which is owned by Link Alive, a subsidiary of BM HK. Link Alive acquired this property on June 22, 2022.

BM HK currently leases another property in N.T. Hong Kong, located in Workshop H on 3/F., Haribest Industrial Building, Nos. 45-47 Au Pui Wan Street, Shatin, as BM HK’s warehouse, which consists of an aggregate building area of approximately 511 square feet. The Company is not currently paying any rent for this property, as it is leased from Ms. Kit Ying Kwan, the CEO and Chairwoman of the Company. The current lease expires on December 31, 2026 and BM HK expects to renew the term of the lease, or timely find an alternative.

Niche Medical currently owns a property, along with the construction land use right, located in No. 30 Luoshan Road, Economic Development Zone in Xuzhou, Jiangsu. This property, used as Niche Medical’s manufacturing facility for all production lines, consists of an aggregate area of 6,992.80 square meters, including a four-floor building of approximately 10,269.93 square meters. Niche Medical has the construction land use right until July 17, 2056.

Intellectual Property

Our business is dependent on a combination of protections provided by patents, trademarks and confidentiality clauses in labor agreements with our employees and others to protect proprietary rights. As of the date of this prospectus, we have registered 28 patents, four (4) trademarks and one (1) domain in Hong Kong and mainland China.

Patents

Set forth below are descriptions of Niche Medical’s patents in China:

Patent No.	Description	Patent Type	Expiration Date
ZL 2019 3 0293569.5	Injection Pump	Design Patent	June 6, 2029
ZL 2019 3 0293570.8	Infusion Pump	Design Patent	June 6, 2029
ZL 2019 2 0930608.2	An Injection Syringe Positioning Mechanism for Injection Pump	Utility Model Patent	June 19, 2029
ZL 2019 2 0930607.8	A Fixed Assembly for Injection Pump	Utility Model Patent	June 19, 2029
ZL 2019 2 2031268.2	An Electronic Laryngoscope for Easy Observation	Utility Model Patent	November 21, 2029
ZL 2019 2 2059190.5	A Portable Visual Laryngoscope	Utility Model Patent	November 25, 2029
ZL 2019 2 2058864.X	A Visual Laryngoscope	Utility Model Patent	November 25, 2029
ZL 2019 2 2056525.8	A Portable and Sterilizable Laryngoscope Device	Utility Model Patent	November 25, 2029
ZL 2019 2 2081467.4	A Pediatric-Specific Flexible Laryngoscope	Utility Model Patent	November 26, 2029
ZL 2019 2 2072436.2	A Combined Anti-Fog Multifunctional Laryngoscope	Utility Model Patent	November 26, 2029
ZL 2019 2 2085365.X	A Multifunctional Laryngoscope for Medical Examination	Utility Model Patent	November 27, 2029
ZL 2019 2 2085008.3	An Adjustable Laryngoscope	Utility Model Patent	November 27, 2029
ZL 2021 3 0160638.2	Infusion Pump V5	Design Patent	March 23, 2031
ZL 2019 1 0535133.1	A Syringe Positioning Mechanism for Injection Pump	Invention Patent	June 19, 2039
ZL 2021 3 0109377.1	Portable Digital X-ray Machine Equipment	Design Patent	February 25, 2031
ZL 2021 3 0449416.2	Portable Digital X-ray Machine Equipment (II)	Design Patent	July 14, 2036
ZL 2023 3 0160977.X	Automated External Defibrillator (AED)	Design Patent	March 28, 2038
ZL 2024 1 0645348.X	A Portable Automated External Defibrillator	Invention Patent	May 22, 2044

Patent No.	Description	Patent Type	Expiration Date
ZL 2024 2 0331838.8	A Handheld X-ray Machine	Utility Model Patent	February 21, 2034
ZL 2023 3 0858618.1	Cardiopulmonary Resuscitation Probe (CPR)	Design Patent	December 26, 2038
ZL 2017 1 1022497.7	A Laryngoscope with Viewing Plate Locking Function	Invention Patent	October 26, 2037
ZL 2024 1 0400222.6	A Portable X-ray Machine	Invention Patent	November 13, 2044
ZL 2023 3 0867532.5	Automated External Defibrillator (AED) Storage Bag	Design Patent	December 28, 2038
ZL 2024 3 0012847.6	Defibrillator Electrode Pad Connector	Design Patent	January 8, 2039
ZL 2024 2 0915704.0	An Automated External Defibrillator Stand	Utility Model Patent	April 28, 2044
ZL 2023 2 3367455.0	A Portable X-ray Machine	Utility Model Patent	November 13, 2044
ZL 2024 2 1907546.0	A portable X-ray detection box	Utility Model Patent	June 23, 2035
ZL 2024 1 1559665.6	A portable X-ray machine.	Invention Patent	June 23, 2045

Trademarks

In mainland China, we currently hold or have the right to use the following trademarks, registered with the Trademark Office of China National Intellectual Property Administration.

Entity	Trademark No.	Description	Expiration Date
Kit Ying Kwan*	10044906	Brand Meditech Logo	March 13, 2034
Niche Medical	40637384	Niche Medical Word Logo	April 13, 2030
Niche Medical	29344486	Niche Medical Logo	January 6, 2029
Niche Medical	49676335	Link Alive Word Logo	May 6, 2031

____________

*        On March 14, 2014, Ms. Kwan entered into trademark authorization agreements with BM HK and Niche Medical, respectively, authorizing both BM HK and Niche Medical to use the word mark “Brand Meditech” and the logo free of charge until March 13, 2026. Both authorization agreements may be extended or renewed by either party.

In Hong Kong, we currently hold or have the right to use the following trademarks, registered with the Intellectual Property Department of Hong Kong.

Owner’s Name	Trade Mark No.	Trade Mark	Trade Mark Text	Class Number	Expiration Date
Kit Ying Kwan*	302052990		Brand Meditech 栢威醫藥	35	October 10, 2031

____________

*        On October 11, 2011, Ms. Kwan entered into trademark authorization agreement with BM HK, authorizing BM HK to use the trade mark no. 302052990 registered in Hong Kong free of charge until October 11, 2031. The authorization agreement may be extended or renewed by either party.

Domain

BM HK owns the domain name: www.brand-med.com.

Competition

The medical device and healthcare industries are marked by rapid product development, technological innovation, intense competition, and a strong focus on proprietary products. BM HK and Niche Medical face direct competition both domestically — in Hong Kong and mainland China — and internationally. We compete on factors such as price, value, customer support, brand recognition, reputation, and the functionality, reliability, and compatibility of our products.

Domestic Competition

In Hong Kong and mainland China, our competitors include both multinational companies (publicly traded and privately held) and domestic Chinese firms. Some of these competitors are large, well-capitalized organizations with significantly greater market share and resources, while others are smaller companies focused on a limited product range.

International Competition

Globally, we contend with multinational companies, both public and private. We aim to penetrate international markets by offering products of comparable quality at substantially lower prices. Quality and safety are among Niche Medical’s core values. Niche Medical established a sophisticated quality management system, as well as a strict and effective internal control standard system. All of Niche Medical’s products fall within our quality control system and are subject to our quality inspection before delivery. We are also developing an AED product based on the widely recognized MEDUCORE Easy technology, ensuring compliance with European Union market standards and enhancing our market competitiveness. However, we also face competition from companies with established local operations in the markets where we sell our products.

Competitive Strategy

While there can be no assurance of future success, we aim to effectively compete with established market brands by delivering higher-quality products at competitive prices. We remain committed to ongoing investment in research and development to enhance our proprietary product offerings. This includes improvements in key areas such as product safety and the introduction of innovative features. Additionally, we prioritize delivering superior user experiences through intuitive device interfaces, multilingual support, and comprehensive training solutions tailored to end-users. Maintaining strict compliance and proactively adapting to changing medical device regulations are also critical components of our strategy. These efforts are designed to secure and strengthen our market position both domestically and internationally.

However, we recognize that existing and potential competitors may possess greater financial resources, more robust research and development capabilities, extensive sales and marketing networks, and larger personnel pools. Additionally, they may have deeper experience in developing, manufacturing, marketing, and supporting new products.

Market Analysis and Outlook

All information and data presented in this section are sourced from publicly available studies that were conducted independently and not commissioned by us.

Medical Devices

The estimated market value of medical devices in China was $44.8 billion in 2023, accounting for around 8% of global medical device market. The market is forecasted to grow at a CAGR of more than 5% through 2025 (Source: GlobalData). Statista projects that the medical devices market in China will grow by 7.97% from 2025 to 2029, resulting in a market volume of US$55.67 billion in 2029.

According to the 2023 market report on China’s medical device industry, compiled by Guangzhou Zhongcheng Medical Device Industry Development Co., Ltd., a prominent data analysis service provider in the field, by the end of December 2023, China was home to 36,675 medical device manufacturers. Among them, 25,817 were capable of producing Class I devices, 17,187 could manufacture Class II devices, and 2,670 had the capacity to produce Class III devices. The surge in demand for medical devices, fueled by the COVID-19 pandemic, has contributed to the growth in the number of manufacturers and an expansion in their production capabilities.

Source: Guangzhou Zhongcheng Medical Device Industry Development Co., Ltd., Medical Device Data Cloud

According to the China Medical Device Industry Development Report (2024), jointly released by the China Food and Drug Administration Research Association and Social Sciences Academic Press, as of the end of 2023, China had 32,313 medical device manufacturers, a decrease of 319 from the previous year5. This decline was primarily due to reduced demand for pandemic-related medical devices, the ongoing implementation of volume-based procurement policies for medical consumables, and increased anti-corruption efforts within the healthcare sector. Despite the overall market contraction, innovation within the sector remained robust. In 2023, the National Medical Products Administration (NMPA) approved 61 innovative medical devices for market launch, an increase of 10.9% compared to the previous year. By the end of 2023, the cumulative number of approved innovative medical devices had reached 25019. Furthermore, R&D investment intensity among listed medical device companies increased, with 117 A-share listed firms investing 22.518 billion yuan in R&D, accounting for 8.99% of their annual operating revenue. The industry is expected to navigate past the transient downturn and resume a stable growth trajectory. The focus is shifting towards high-value innovation, domestic substitution in high-end segments, and global expansion.

As analyzed by KPMG in its “Medical Device Industry 2030 Outlook,” due to the continuous expansion of the market and the industry improving innovation capability, the number and revenue of China’s medical devices manufacturers have steadily grown. By 2030, China’s medical device market is expected to exceed that of Europe and become the second largest market.

Source: KPMG, Medical Device Industry 2030 Outlook

Medical Software

International Data Corporation (“IDC”), a global market research firm that provides market intelligence, advisory services, and events for the information technology, telecommunications, and consumer technology markets, recently released the report titled “China Medical Software System Solutions Market Forecast, 2024-2028”. The report reveals that the overall market size of China’s medical software market in 2023 was 20.6 billion yuan, representing a 5.3% increase from the previous year. It is projected that the medical software market will grow with an anticipated compound annual growth rate of 11.7% from 2023 to 2028, reaching a total market size of 35.75 billion yuan by 2028.

Seasonality

The sales of medical software do not appear to be affected by seasonal variations. Revenues from sales of medical devices during the last quarter of the year tend to be stronger than other quarters, because hospitals and government agencies usually rush to meet their annual targets towards the year-end. As the seasonality factors are relatively predictable, we are generally able to prepare our inventory accordingly to meet the market demand.

Environmental Laws

Niche Medical’s production activities are governed by PRC laws and regulations. It has formulated safety production rules and believes that it disposes of production wastes in accordance with relevant laws and regulations. If new products are developed in the future and environmental measures are needed according to laws or regulations, Niche Medical will take corresponding environmental protection measures according to such relevant laws and regulations.

As of the date of this prospectus, Niche Medical’s waste discharge is in compliance with the local laws and regulations. Niche Medical is not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor has it been punished or can foresee any punishment to be made by any government authorities of the PRC.

Legal Proceedings

As of the date of this prospectus, neither we nor our subsidiaries are a party to any material legal or administrative proceedings. From time to time, we or our subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including management’s time and attention. Furthermore, as of the date of this prospectus, we or any of our subsidiaries are not a party to any international claims or litigation with respect to defective products or other matters.

REGULATIONS

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Our business and operations are subject to comprehensive laws and regulations in the jurisdictions in which we do business. The laws and regulations governing our business and interpretations of those laws and regulations are subject to frequent change. Our ability to operate profitably will depend in part upon our ability to operate in compliance with applicable laws and regulations. The laws and regulations relating to medical devices and medical software that apply to our business continue to evolve, and we must, therefore, devote significant resources to monitoring developments in legislation, enforcement, and regulation in such areas.

As the applicable laws and regulations change, we are likely to make conforming modifications in our business processes from time to time. We cannot provide assurance that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the regulatory environment will not change in a way that restricts our operations.

Regulations Related to Our Business Operations in Hong Kong

Laws and Regulations Relating to Medical Devices and Medical Software in Hong Kong

Currently, there is no specific legislation that regulates the manufacture, import, export and sale of medical devices as well as the sale of medical software in Hong Kong. However, depending on the nature and characteristics of the products concerned, some products may in the future be regulated by existing pieces of legislation such as the Pharmacy and Poisons Ordinance (Chapter 138 of the Laws of Hong Kong) and the Radiation Ordinance (Chapter 303 of the Laws of Hong Kong).

A regulatory framework for medical devices is being developed by the Hong Kong government to ensure that medical devices are safe, of good quality, and can perform as intended before they are allowed to be placed on the local market. To raise public awareness on medical device safety and pave the way for implementing long-term statutory control, the Government has launched the voluntary Medical Device Administrative Control System (“MDACS”) since November 2004, under which manufacturers and importers of medical devices could voluntarily list their medical devices with the Department of Health of Hong Kong (“DoH”). The listing of medical devices and traders, and the Conformity Assessment Body (“CAB”) Recognition Scheme were implemented in phases. The MDACS covers classes II to IV (medium to high risk) general medical devices, classes B to D (medium to high risk) in vitro diagnostic medical devices, local manufacturers, importers, distributors and CABs.

According to note 2.38 under Guidance Notes GN-00 (Definitions and Abbreviations for the Medical Device Administrative Control System) issued by DoH, the definition of “medical device” includes, inter alia, appliances and software serving the purposes stated under note 2.38, such as diagnosis, prevention, monitoring, treatment or alleviation of disease, and other specified purposes mentioned thereunder. In addition, under note 1.3 of the Guidance Notes GN-09 (Guidance Notes for Listing of Distributors of Medical Devices) issued by DoH, the application for listing as a distributor under the MDACS is also on a voluntary basis. BM HK or Link Alive is currently not under any mandatory obligation to register the medical devices and software offered to customers or register as a distributor under the MDACS.

As of the date of this prospectus, we confirm that there are no mandatory obligations under the Pharmacy and Poisons Ordinance or the MDACS which are applicable to our business. Despite so, we have obtained an irradiating apparatus licence valid until July 15, 2026 from the Radiation Board of Hong Kong, pursuant to which we are licensed to sell and stow our first-gen portable X-ray machines, in preparation for any possible future sale of such X-ray machines. As of the date of this prospectus, we confirm that we have complied with the conditions under the irradiating apparatus licence. We will constantly monitor any legislative developments in the future that may have a material effect on our business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

Under the Business Registration Ordinance (the “BRO”), every company or individual who carries on a business in Hong Kong is required to apply for a business registration certificate from the Inland Revenue Department of Hong Kong within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business. Business registration does not serve to regulate business activities and it is not a license to trade. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong. Business registration certificate will be issued on submission of the necessary document(s) together with payment of the relevant fee and is renewable every year or every three years (if business operators elect for issuance of business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

As of the date of this prospectus, we confirm that we have complied with the Business Registration Ordinance by obtaining and maintaining a valid business registration certificate and there is currently no material effect of the regulations discussed under this section on our business.

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

The Import and Export Ordinance and the sub-legislation under it, governs the importation of products into, and the export of products from Hong Kong. Section 6C of the Import and Export Ordinance provides that no importation is allowed of the articles specified in Schedule 1 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) unless with a proper license issued by the Director-General of Trade and Industry under section 3 of the Import and Export Ordinance. Accordingly, importation of proprietary Chinese medicine (“PCM”), as defined in the Chinese Medicine Ordinance (Chapter 549 of the Laws of Hong Kong), and pharmaceutical products stated in the said Schedule 1 are subject to licensing control and must be covered by a proper import license.

Section 6D of the Import and Export Ordinance provides that no person shall export any article specified in the second column of Schedule 2 to the Import and Export (General) Regulations to the place specified opposite thereto in the third column of the schedule unless with an export license issued by the Director-General of Trade and Industry under section 3 of the Import and Export Ordinance. Accordingly, exportation of PCM and pharmaceutical products stated in the said Schedule 2 are subject to licensing control and must be covered by a proper export license. Regulations 4 and 5 of the Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) sets out that every person who imports or exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete import or export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner may specify. Every declaration shall be lodged within 14 days after the importation or exportation of the article to which it relates.

Any person who fails or neglects to do such declaration within 14 days after the importation or exportation of the article to which it relates without any reasonable excuse shall be liable to (1) a fine of HK$2,000 upon summary conviction; and (2) a fine of HK$100 in respect of every day during his failure or neglect to lodge such declaration in that manner continues commencing from the day following the date of conviction. Regulations 4 and 5 also provide that any person knowingly or recklessly lodges any declaration with the Commissioner that is inaccurate in any material particular shall be liable to a fine of HK$10,000 upon summary conviction.

As of the date of this prospectus, we confirm that our current products and business activities do not fall under the scope of the mandatory obligations under the Import and Export Ordinance. We will constantly monitor any legislative developments in the future that may have a material effect on our business.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (“SOGO”) aims to codify the laws relating to the sale of goods and implies a number of terms into sale of goods contracts, particularly in relation to the title to the goods and the quality of the goods. In the absence of express drafting to the contrary, the presumptions laid down in SOGO shall apply to a sale of goods contract. Certain key sections are set out as follows.

Section 14 of SOGO provides that in a contract for sale, there is (a) an implied condition on the part of the seller that in the case of the sale, he has a right to sell the goods, and in the case of an agreement to sell, he will have a right to sell the goods at the time when the property is to pass; and (b) an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known.

Section 15 of SOGO provides that where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description; and if the sale is by sample, as well as by description, it is not sufficient that the bulk of the goods corresponds with the sample if the goods do not also correspond with the description.

Section 16 of SOGO provides that where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards to defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which that examination ought to reveal; or (iii) if the contract is a contract by sample, as regards defects which would have been apparent on a reasonable examination of the sample.

Pursuant to section 17 of SOGO, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality; (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample; and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

As of the date of this prospectus, we confirm that we have complied with the SOGO by maintaining the quality and title of goods we supply in accordance with the requisite requirements, and no claims have been made against our Hong Kong subsidiaries under the SOGO. There is currently no material effect of the regulations discussed under this section on our business.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong)

The Supply of Services (Implied Terms) Ordinance (“SOSO”) ordinance aims to consolidate and amend the laws with respect to the terms to be implied in contract for the supply of services (including a contract for the supply of a service whether or not the goods are also transferred or to be transferred, or bailed or to be bailed by way of hire).

Section 5 of SOSO provides that, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. Section 6 of SOSO provides that, where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. Section 7 of SOSO provides that, if the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

As of the date of this prospectus, we confirm that we have complied with the SOSO by maintaining suitable practices to ensure that services are supplied with reasonable care and skill, and no claims have been made against our Hong Kong subsidiaries under the SOSO. There is currently no material effect of the regulations discussed under this section on our business.

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Descriptions Ordinance (“TDO”) provides for, among others, the prohibition of false trade descriptions, false, misleading or incomplete information, false marks and misstatements in respect of goods provided in the course of trade or suppliers of such goods. In general, a person commits an offence if he:

(a)     in the course of any trade or business:

(i)     applies a false trade description to any goods; or

(ii)    supplies or offers to supply any goods to which a false trade description is applied; or

(b)    has in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

In addition, pursuant to section 12 of TDO, a person also commits an offence if he imports or exports any goods to which a false trade description or forged trade mark is applied.

Under section 18 of TDO, the abovementioned offences are punishable by a fine of HK$500,000 and imprisonment for 5 years on conviction on indictment, or by a fine of HK$100,000 and imprisonment for 2 years on summary conviction.

As of the date of this prospectus, we confirm that we have complied with the TDO by maintaining practices to prevent false trade descriptions and misleading information, and no claims have been made against our Hong Kong subsidiaries under the TDO. There is currently no material effect of the regulations discussed under this section on our business.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits conduct that prevents, restricts or distorts competition in Hong Kong and mergers that substantially lessen competition in Hong Kong.

The Competition Ordinance includes, among other things:

•        The First Conduct Rule, which prohibits undertakings from making or giving effect to agreements or engaging in a concerted practice, or, as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong;

•        The Second Conduct rule, which prohibits undertakings which have a substantial degree of market power in a market to abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong; and

•        The Merger Rule, which prohibits undertakings to directly or indirectly carry out a merger that has, or is likely to have, the effect of substantially lessening competition in Hong Kong.

Upon breach, the Competition Tribunal may impose pecuniary penalty, director disqualifications, and prohibition, damage and other orders against offenders. For pecuniary penalty, section 93 of the Competition Ordinance enables the Competition Tribunal to award a penalty up to 10% of the turnover of the undertakings involved for up to three years in which the contravention occurs.

As of the date of this prospectus, we confirm that we have complied with the Competition Ordinance by conducting our business in accordance with the First Conduct Rule, the Second Conduct Rule, and the Merger Rule, and there is currently no material effect of the regulations discussed under this section on our business.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and prevent any recurrence of the contravention. A data user who contravenes an enforcement notice commits an offence that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injury to feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

As of the date of this prospectus, we confirm that we have complied with the PDPO by maintaining data privacy practices in accordance with the Data Protection Principles, and there is currently no material effect of the regulations discussed under this section on our business.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

As of the date of this prospectus, we confirm that we have complied with the Copyright Ordinance by maintaining practices against the infringement of the rights of a third-party copyright owner, and no claims have been made against our Hong Kong subsidiaries under the Copyright Ordinance. There is currently no material effect of the regulations discussed under this section on our business.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)     identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)    identical to the trademark in relation to goods or services which are similar to those for which it is registered, and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)     similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered, and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)    identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered, the trademark is entitled to protection under the Paris Convention as a well-known trademark, and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)     applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods, as a business paper, or for advertising goods or services; and

(b)    at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark, that the other person misrepresented his goods or services to be the goods or services under the unregistered trade mark and such person’s use of the trademark will cause damage to the owner.

As of the date of this prospectus, we confirm that we have complied with the Trade Marks Ordinance by registering our trade marks with relevant authorities and by maintaining practices against the infringement of the rights of a third party trade mark owner. No claims have been made against our Hong Kong subsidiaries under the Trade Marks Ordinance. There is currently no material effect of the regulations discussed under this section on our business.

Employment Ordinance (Chapter 57 of the laws of Hong Kong)

The Employment Ordinance (the “EO”) provides for, amongst other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. EO provides the following entitlements or protections to an employee: (a) year-end payments; (b) maternity and paternity protection; (c) rest days; (d) protection against anti-union discrimination; (e) severance payment; (f) long service payment; (g) employment protection; (h) sickness allowance; (i) holidays with pay; (j) annual leave with pay.

Under section 25 of the EO, where a contract of employment is terminated, any sum due to the employee shall be paid to him/her as soon as it is practicable and in any case not later than seven days after the day of termination. Under section 63C of the EO, any employer who willfully and without reasonable excuse contravenes section 25 of the EO commits an offence and is liable to a fine of HK$350,000 and imprisonment for three years.

Further, under section 25A of the EO, if any wages or any sum referred to in section 25(2)(a) of the EO are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Under section 63CA of the EO, any employer who willfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable to a fine of HK$10,000.

As of the date of this prospectus, we confirm that we have complied with the EO by providing the requisite protections and entitlements to all our employees in Hong Kong, and there is currently no material effect of the regulations discussed under this section on our business.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance establishes a statutory minimum wage regime to provide for a minimum wage at an hourly rate for employees employed under a contract of employment under the Employment Ordinance (Chapter 57 of the laws of Hong Kong), save for stipulated exceptions.

The statutory minimum wage was HK$40 per hour with effect from 1 May 2023 and was revised to HK$42.1 per hour with effect from 1 May 2025. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by this Minimum Wage Ordinance is void.

As of the date of this prospectus, we confirm that we have complied with the Minimum Wage Ordinance by maintaining employee wages above the statutory minimum for our Hong Kong employees, and there is currently no material effect of the regulations discussed under this section on our business.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

Under the Mandatory Provident Fund Schemes Ordinance (“MPFSO”), employers are required to enroll their regular employees (except for certain exempted persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

Section 7A of the MPFSO provides that an employer and its employee are each required to contribute to the relevant registered scheme an amount determined in accordance with MPFSO, which is currently 5% of the employee’s monthly relevant income, as mandatory contributions. Schedule 3 of the MPFSO provides that the maximum level of relevant income for contribution purposes is HK$30,000 per month if such employee is remunerated on a monthly basis.

An employer who, without reasonable excuse, fails to comply with requirements imposed on employers by the MPFSO may be liable on conviction to a fine of HK$350,000 and to imprisonment for three years.

As of the date of this prospectus, we confirm that we have complied with the MPFSO by enrolling all our Hong Kong employees (except for certain exempted persons) in an MPF scheme and have made all requisite contributions. There is currently no material effect of the regulations discussed under this section on our business.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance (“OSHO”) provides for the safety and health protection of employees in workplaces. Section 6 of the OSHO provides that every employer must, as far as reasonably practicable, ensure the safety and health of employees at work by:

(a)     providing and maintaining plant and work systems that are, so far as reasonably practicable, safe and without risks to health;

(b)    making arrangement for ensuring, so far as reasonably practicable, safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

(c)     providing all information, instruction, training and supervision to employees as may be necessary to ensure, so far as reasonably practicable, their safety and health at work;

(d)    providing and maintaining the workplace and access to and egress from the workplace in a condition that is, so far as reasonably practicable, safe and without risks to health; and

(e)     providing and maintaining work environment that is, so far as reasonably practicable, safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$10,000,000. An employer who intentionally, knowingly or recklessly fails to comply with the above provisions commits an offence and is liable on conviction to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labor may also issue improvement notices against non-compliance of the OSHO, or suspension notices against an activity undertaken on the premises which may create risk of death or serious bodily injury. Failure to comply with such notices constitutes an offence punishable by a fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of up to 12 months.

As of the date of this prospectus, we confirm that we have complied with the OSHO by maintaining reasonable workplace safety and health measures at all times, and there is currently no material effect of the regulations discussed under this section on our business.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (“ECO”) provides for the payment of compensation to employees who are injured in the course of their employment. It establishes a no-fault and non-contributory employee compensation system for work injuries sustained by employees as a result of an accident arising out of and in the course of employment or in respect of occupational diseases specified in the ECO suffered by the employees.

Under section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the ECO. An employer who fails to comply with such requirement is liable on conviction to a fine of HK$100,000 and imprisonment for two years.

Under section 5 of the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, under section 32 of the ECO, if the incapacity or death of an employee results from an occupational disease and is due to the nature of any employment in which the employee was employed at any time within the prescribed period immediately preceding such incapacity or death, such employee is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As of the date of this prospectus, we confirm that we have complied with the ECO by maintaining an employees’ compensation insurance for our employees in Hong Kong, and no claims have been made against our Hong Kong subsidiaries under the ECO. As of the date of this prospectus, there is currently no material effect of the regulations discussed under this section on our business.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the duty which an occupier of premises owes to his visitors in respect of dangers due to the state of the premises or to things done or omitted to be done on them. Such duty is a common duty of care of such occupier to all his visitors to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

As of the date of this prospectus, we confirm that we have complied with the Occupiers Liability Ordinance by ensuring that our premises in Hong Kong are reasonably safe for visitors, and there is currently no material effect of the regulations discussed under this section on our business.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

The Inland Revenue Ordinance (the “IRO”) governs taxes on property, earnings and profits in Hong Kong. Section 14 of the IRO provides that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets). Pursuant to Schedule 8B of the IRO, for years of assessment commencing on or after 1 April 2018, profits tax is chargeable on corporations at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

As of the date of this prospectus, we confirm that we have complied with the IRO and there is currently no material effect of the regulations discussed under this section on our business.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty is currently charged at the rate of 0.1% on the higher of the consideration for or the value of the shares, and is payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares. In other words, a total of 0.2% is payable on a typical sale and purchase transaction of Hong Kong shares. In addition, a fixed duty of HK$5 is payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the stamp duty due by it, the stamp duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

As of the date of this prospectus, we confirm that we have complied with the Stamp Duty Ordinance for previous transfer of shares in our Hong Kong subsidiaries, and there is currently no material effect of the regulations discussed under this section on our business.

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (“AMLO”) imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

The AMLO includes certain client due diligence requirements for financial institutions in Hong Kong to comply with when dealing with customers such as us, which we have complied with during the course of conducting our business. There is currently no material effect of the regulations discussed under this section on our business.

Regulations Related to Our Business Operations in mainland China

Laws and Regulations Relating to Medical Devices in Mainland China

As of the date of the prospectus, in accordance with the regulations relating to medical devices in Mainland China, Niche Medical has obtained (i) the Class II medical devices registration certificate (infusion pump) from Jiangsu Medical Products Administration, (ii) the Class II medical devices registration certificate (anesthesia laryngoscope) from Jiangsu Medical Products Administration, (iii) Class II medical device operation filing certificate from Xuzhou Municipal District of Economic and Technology Development, (iv) Class II medical device operation license from Xuzhou Municipal Administration of Market Regulation, and (v) certificate for exportation of medical products from Xuzhou Municipal Medical Products Administration.

Supervision over Medical Devices and their Classification

The main regulatory authorities of mainland China’s medical device industry include the State Administration for Market Regulation, or SAMR, the National Medical Products Administration, or NMPA, formerly the China Food and Drug Administration, or CFDA, the National Development and Reform Commission, or NDRC, the National Health Commission, or NHC, and the National Healthcare Security Administration, or NHSA.

The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, as amended by the State Council on December 6, 2024 and became effective on January 20, 2025, regulates entities that engage in the R&D, production, operation, use, supervision and administration of medical devices in mainland China. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and regulated through special measures to ensure their safety and effectiveness.

The evaluation of the risk levels of medical devices takes into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration is required for Class II and Class III medical devices; and filing is required for Class I medical devices. Furthermore, to engage in the business operator of Class II medical devices, the operator shall file for record with the authority department, to engage in the business operator of Class III medical devices, the operator shall procure a permission with the authority department; distribution enterprises engaging in the wholesale of the medical devices of Class II and Class III and in the retail of the medical devices of Class III shall also establish the sales recording system; and to engage in the production of Class II or Class III medical devices, the producer shall procure a permission with the authority department; while to engage in the production of Class I medical devices, the producer shall file for record with the authority department. Violations of the Regulations on Medical Devices shall result in various penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical devices permit within five years after such violation, or even criminal liability.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulation relating to the regulations regarding supervision over medical devices and their classification in mainland China.

Registration and Filing of Medical Device Products

Pursuant to the Measures for the Administration of Registration and Filing of Medical Devices, which were promulgated by the SAMR on August 26, 2021 and came into effect on October 1, 2021, Class I medical devices shall be subject to product filing, while Class II and Class III medical devices shall be subject to product registration. For Class I domestic medical devices, the applicant shall submit filing materials to the medical products administrative departments at the level of cities divided into districts. For Class II domestic medical devices, the medical products administrative departments of provinces, autonomous regions and municipalities directly under the Central Government shall be responsible for examination, and issuance of registration certificates for medical devices. For Class III domestic medical devices, the NMPA shall be responsible for examination, and issuance of registration certificates for medical devices. For Class I imported medical devices, applicant shall submit filing materials to the NMPA. In addition, the Measures for the Administration of Registration and Filing of Medical Devices also sets out provisions on R&D, clinical evaluation, verification of the registration system, product registration, change of registration, renewal of registration and filing of medical devices.

A registrant shall proactively carry out post-marketing research on a medical device to further confirm the safety, effectiveness and quality control of a medical device, and strengthen the management of the listed medical device. For registered Class II and Class III medical devices, if there are any substantial changes in the design, raw materials, production techniques, applicable scope and usage, among others which may impact its safety and effectiveness, the registrants shall apply to the original registration departments to modify its registration; for other changes, registrants shall file the modifications with the original registration departments within 30 days from the date of the changes.

The Good Clinical Practice for Medical Devices Trials promulgated by the NMPA and the NHC, which was last amended on March 24, 2022 and became effective on May 1, 2022 stipulates the procedural requirements for medical device clinical trials, including, among others, the protocol design, implementation, monitoring, verification, inspection, and data collection, recording, preservation, analysis, summary and reporting procedure of a clinical trial. When conducting clinical trials for medical devices, an applicant shall formulate scientific and reasonable clinical trial protocols according to the purpose of the trial, and consider comprehensively the risks, technical characteristics, scope of application and expected use of the medical devices. The applicant shall select appropriate and qualified clinical trial institutions and researchers according to the medical device, and enter into a contract with them to specify the rights and obligations of each party in the clinical trials of medical devices. The applicant for clinical trials of medical devices shall be responsible for initiating, applying, organizing and monitoring such clinical trials, and shall be responsible for the authenticity and compliance of the clinical trials.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the Measures for the Administration of Registration and Filing of Medical Devices.

Regulations Regarding the Production of Medical Devices

Pursuant to the Regulations on Medical Devices, in addition to the medical device registration certificate, the medical device manufacturers shall file with the local NMPA at the municipal level or obtain a production license from the local NMPA at the provincial level before engaging in the production of medical devices. A medical device production license shall be valid for five years. The Measures for the Supervision and Administration of Medical Device Manufacture, was promulgated by the CFDA on July 20, 2004 and was last amended on March 10, 2022, which became effective on May 1, 2022, pursuant to which, in the event of entrusted manufacturing of medical devices, the medical devices registrant or the party undergoing filing shall assess the entrusted party’s quality assurance capabilities and risk management capabilities, and follow the guidelines for entrusted production to sign the quality agreement and the entrustment agreement with the entrusted party and to supervise the entrusted party to fulfill the obligations agreed upon in the agreement.

Pursuant to the Good Manufacturing Practice for Medical Devices, which was promulgated on December 29, 2014 and became effective on March 1, 2015, an enterprise engaging in the production of medical devices shall establish and maintain an effective quality control system in accordance with the requirements of the Good Manufacturing Practice for Medical Devices. The regulations set provisions on the organization and personnel, premises and facilities, equipment, document management, design and development, purchasing, production management, quality control, sales and after-sale services of medical devices. The enterprise shall establish a procurement control process and evaluate its suppliers by establishing an examination system to ensure the purchased products are in compliance with the statutory requirements. The enterprise shall implement risk management procedures to the entire process from design and development, production, sales and after-sale services, and the measures taken shall be appropriate to the risks of the products.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding the production of medical devices in mainland China.

Regulation Regarding the Operation of Medical Devices

According to the Administrative Measures for Supervision of the Operation of Medical Devices, which was promulgated by the CFDA on July 30, 2014 and was later amended on November 17, 2017, and March 10, 2022, which became effective on May 1, 2022, pursuant to which, an enterprise engaging in the operations of Class I medical devices is not required to obtain an approval or filing. An enterprise engaging in the operations of Class II medical devices is required to obtain a product filing with the food and drug supervision and administration departments of the city with districts where it is located. An enterprise engaging in the operations of Class III medical devices shall obtain an operation permit from the food and drug supervision and administration departments of the city with districts where it is located. No operation permit or filing is required for the registrant, record holder or manufacturer to sell its medical devices at its domicile or production sites; while an operation permit or filing is required to store and sell medical devices in other places. Distribution enterprises engaging in the wholesale of the medical devices of Class II and Class III and in the retail of the medical devices of Class III shall also establish the sales recording system.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding the operation of medical devices in mainland China.

Regulations Regarding the Naming and Labeling of Medical Devices

In accordance with the Provisions on the Administration of Instructions and Labels of Medical Devices adopted at the executive meeting of the CFDA on June 27, 2014 and implemented on October 1, 2014, the contents in the instructions and labels of medical devices shall be scientific, true, complete, accurate and consistent with product features. Where the instructions and labels fail to meet the requirements set out in the provisions, the food and drug supervision and administration department at or above the county level shall impose penalties in accordance with Article 67 of the Regulation of Medical Devices.

The Naming Rules for the Generic Names of Medical Devices was promulgated by the CFDA and became effective from April 1, 2016. For purposes of strengthening the supervision and administration of medical devices and guaranteeing that generic names of medical devices are named in a scientific and standardized manner, the Naming Rules for the Generic Names of Medical Devices stipulates that medical devices sold and used within the territory of mainland China shall have a generic name.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding the naming and labeling of medical devices in mainland China.

Regulations Regarding the Safety Control of Medical Devices

Pursuant to the Administrative Measures for Medical Device Recalls, which was promulgated by the former CFDA on January 25, 2017 and became effective on May 1, 2017, medical device manufacturers are responsible for reducing and eliminating product defects, and voluntarily recalling any defective products. Defective medical devices include products (i) that would cause unreasonable risk to human health and life during the normal use; (ii) that do not conform to the required standards, or the technical requirements stipulated on the product registration or filing; (iii) that do not comply with relevant quality management requirements on the production and operation of medical devices and may cause unreasonable risk; and (iv) that need to be recalled.

As defects may cause severe consequences, medical device recalls are divided into three classes, namely: (i) Class I recall, where the circumstances leading to the recall may cause, or have caused, serious harm to health; (ii) Class II recall, where the circumstances leading to the recall may cause, or have caused, temporary or reversible harm to health; or (iii) Class III recall, where the circumstances leading to the recall are not likely to cause harm, but a recall is necessary.

Medical device manufacturers shall determine the appropriate recall class based on the situation and design and implement an appropriate recall plan by taking into consideration the recall class and the sale and use of the medical devices. For Class I recalls, the recall notice shall be published on the NMPA website and major media channels of the central government. For Class II and Class III recalls, the recall notice shall be published on the website of the provincial level, autonomous regions or municipalities of food and drug administrative authority.

In accordance with the Administration Measures for Medical Device Adverse Events Monitoring and Re-evaluation which was issued on August 13, 2018 and became effective on January 1, 2019, the holder of the medical device registration certificate is obliged to collect information with respect to adverse events and report to the monitoring technical regulators in a timely manner. The adverse events are classified as individual medical device adverse events and group medical device adverse events. In the event an individual medical device adverse event occurs, the holder is required to conduct an investigation immediately and report its findings within seven days if a death has occurred or within 20 days if a serious injury, possible serious injury or possible death has occurred. In the event a group medical device adverse event occurs, the holder, business operator or user aware of the group medical device adverse event shall report to the competent regulatory authorities within 12 hours.

As of the date of the prospectus, Niche Medical has not been subject to any medical device recalls under applicable NMPA recall regulations.

Regulations Regarding Production and Quality Management of Medical Devices

Pursuant to the Measures for the Supervision and Administration of Medical Device Manufacture promulgated on July 20, 2004 and as amended on July 30, 2014, November 17, 2017 and March 10, 2022, and came into effect as of May 1, 2022, and the Standards on Production and Quality Management of Medical Devices promulgated by the CFDA on December 29, 2014 and in effect as of March 1, 2015, an enterprise engaged in the production of medical devices shall establish and effectively maintain a quality control system in accordance to the requirements of the Standards on Production and Quality Management of Medical Devices. The enterprise engaged in the production of medical devices shall regularly conduct comprehensive self-inspection on the operation of quality management system and submit this report to the local food and drug supervision and administration authorities before the end of every year. The enterprise shall also establish its procurement control procedures and assess its suppliers by establishing an examination system to ensure the purchased products are in compliance with the statutory requirements. The enterprise shall apply risk management to the whole process of design and development, production, sales and after-sale services.

Pursuant to the Notice of Four Guidelines including On-site Inspection Guidelines for the standards on Production and Quality Management of Medical Devices promulgated by the CFDA and in effect as of September 25, 2015, during the course of on-site verification of the registration of medical devices and on-site inspections of production licenses (including change production license), the inspection team shall, in accordance with the guidelines, issue recommended conclusions for on-site inspections, which shall be divided into “Passed,” “Failed” and “Reassessment after rectification.” During the supervision and inspection, if it is found that the requirements of the key items or ordinary items that may have direct impact on product quality are not satisfied, the enterprise shall suspend production and go through rectification. If it is found that the requirements of the ordinary items are not satisfied, and it does not directly affect product quality, the enterprise shall rectify such deficiency in a prescribed time. The regulatory authorities will examine and verify the recommended conclusions and on-site inspection materials submitted by the inspection group, and issue the final inspection results.

The inspection team has conducted several on-site inspections on our standards of production and quality management of medical devices during the track record period, the recommended conclusions issued by the inspection team were either “Passed” or satisfied “Reassessment after rectification” within the prescribed period and submitted to the inspection team.

As of the date of the prospectus, Niche Medical is not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor has Niche Medical been subject to any penalty or can foresee any penalty to be made by any relevant PRC government authorities.

Regulations Regarding Good Clinical Practice for Medical Devices

On March 1, 2016, the CFDA and the National Health and Family Planning Commission jointly promulgated the Good Clinical Practice for Medical Devices, which was amended on March 24, 2022, and became effective on May 1, 2022. The regulations include full procedures for clinical trials of medical devices, including, among others, the protocol design, conduction, monitoring, verification, inspection, and data collection, recording, analysis and conclusion and reporting procedure of a clinical trial.

For conducting clinical trials of medical devices, an applicant shall organize to formulate scientific and reasonable clinical trial protocol based on the categories, risks and intended use of the medical devices for the clinical study. The applicant shall be responsible for the development and maintenance of the researcher’s manual, clinical trial protocol, informed consent form, case report form, relevant standard operating procedures and other relevant documents, and shall be responsible for organizing necessary training for the clinical trials. The applicant shall select the clinical trial institutions and its researchers from the qualified medical device clinical trial institutions according to the characteristics of the medical devices to be used in the clinical study.

As an applicant for clinical trials of medical devices, Niche Medical is responsible for initiating, applying, organizing and monitoring such clinical trials, and are responsible for the authenticity and reliability of the clinical trials. As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding the good clinical practice for medical devices in mainland China.

Regulations Regarding Operation License for Medical Device

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, amended by the State Council on December 6, 2024 and became effective on January 20, 2025, and the Measures on Supervision and Administration of Business Operations of Medical Devices, promulgated on July 30, 2014 and in effect as of May 1, 2022 (amended and in effect as of November 17, 2017), filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a medical device operation filing certificate upon the satisfaction of filing requirements, while operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive a medical device operation license upon receipt of approval for licensing. A medical device operation license is valid for five years and may be renewed six months prior to its expiration date. Distribution enterprises engaging in the wholesale of the medical devices of Class II and Class III and in the retail of the medical devices of Class III shall also establish the sales recording system.

To engage in business operations of medical devices, the following requirements shall be met by enterprises:

(1)    having a quality control institution or staff corresponding to the business scope and scale, and the staff shall have relevant education or professional titles certified by the state;

(2)    having operation and storage premises corresponding to the business scope and scale;

(3)    having storage conditions corresponding to the business scope and scale; warehouses are not required if all storage is commissioned to other operators of medical devices;

(4)    having a quality control system corresponding to the medical devices concerned; and

(5)    possessing the capability of professional guidance, technical training and after-sale service corresponding to the medical devices it operates; or it has come into an agreement on technical support with a relevant institution.

An enterprise to be engaged in business operations of Class III medical devices shall also have a computerized information management system compliant with quality standards to ensure traceability of products. An enterprise to be engaged in business operations of Class I or Class II medical devices is encouraged (but is not legally required) to set up such a system.

Niche Medical has obtained the Class II Medical Device Operation Filing Certificate on March 15, 2022 and the Medical Device Operation License on March 15, 2022. As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding operation license for medical devices in mainland China.

Special Procedures for Examination and Approval of Innovative Medical Devices

On October 2017, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Deepening the Reform of the Evaluation and Approval Systems and Encouraging Innovation on Drugs and Medical Devices, or the Opinions, which aim to encourage the innovation for medical devices.

Pursuant to the Opinions, the priority review and approval will be applicable to innovative medical devices supported by the National Science and Technology Major Projects and the National Key R&D Program of China, and the clinical trials of which having been conducted by the National Clinical Research Center, and approved by the management department of National Clinical Research Center. Pursuant to the Special Procedures for Examination and Approval of Innovative Medical Devices which were promulgated by the NMPA on November 2, 2018and in effect as of December 1, 2018, special procedures shall be applicable to the examination and approval for medical devices in the following circumstances:

(1)    if the applicant legally owns the invention patent of the core technology of the product through its technological innovation activities in the PRC, or legally obtained the invention patent or the right of use thereof through transfer in the PRC, and that the interval between the date of application for the special examination and approval of innovative medical devices to the date of authorized publication should not exceed five years; or the patent administration department of the State Council has disclosed the application for the invention patent of the core technology and the Patent Search and Consultation Center of the National Intellectual Property Administration of the PRC has issued the patent search report setting out the novelty and innovation of the core technology solution of the product;

(2)    the applicant has developed the prototype product and completed the preliminary research under a true and controllable process that generated complete and traceable data; and

(3)    the product has a major working mechanism or mechanism of action which is the first of its kind in the PRC, has fundamental improvement in product performance or safety compared with similar products, is of an internationally leading standard in terms of techniques and has significant clinical value. The Center for Medical Device Evaluation of the NMPA will give priority to the innovative medical devices in their technical review upon receiving the registration application, after which the NMPA will give priority to the product in its administrative approval.

As of the date of this prospectus, we confirmed that Niche Medical is not aware of any investigations, prosecutions, disputes, claims or other proceedings pursuant to the regulations regarding special procedures for examination and approval of innovative medical devices in mainland China.

Regulations Regarding Advertisements of Medical Devices

Pursuant to the Regulations on Tentative Measures for the Censorship of Advertisement for Drugs, Medical Devices, Dietary Supplements, Food Formula for Special Medical Purpose promulgated by SAMR on December 24, 2019 and in effect as of March 1, 2020, the State Administration for Market Regulation is responsible for organizing and guiding the review of advertisements for drugs, medical devices, health foods and formula foods for special medical purposes. The administration for market regulation and drug administration (hereinafter referred to as the “advertisement review authorities”) of all provinces, autonomous regions and centrally administered municipalities shall be responsible for the review of advertisements for drugs, medical devices, health food and formula food for special medical purposes, and may entrust other administrative authorities to implement review of advertisements pursuant to the law.

The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest validity period of the product registration certificate, filing certificate or production license. If no valid period is prescribed in the product registration certificate, filing certificate or production license, the valid period of the advertisement approval number shall be two years.

Advertisements for drugs, medical devices, health food and formula food for special medical purposes shall be true and legitimate and shall not contain any false or misleading contents. Advertisers shall be responsible for the veracity and legitimacy of the contents of advertisements for drugs, medical devices, health food and formula food for special medical purposes.

As of the date of this prospectus, we have not released any advertisements for the medical devices, and we are not aware of any investigations, penalties or other proceedings in this regard. In the future, we will obtain an approval number from the National Medical Products Administration (NMPA) or a local regulatory bureau in China, prior to publishing or disseminating any advertisements for the medical devices in China. However, the enforcement of such regulations is subject to the discretion of the advertisement review authorities, we cannot assure you that we will be able to meet these requirements on a timely basis, or at all.

Regulations Regarding National Medical Insurance Program

The national medical insurance program was adopted pursuant to the Decision of the State Council on the Establishment of the Urban Employee Basic Medical Insurance Program issued by the State Council on December 14, 1998, under which all employers in cities are required to enroll their employees in the Urban Employee Basic Medical Insurance Program and the insurance premium is jointly contributed by the employers and employees. Pursuant to the Opinions on the Establishment of the New Rural Cooperative Medical System forwarded by the General Office of the State Council on January 16, 2003, China launched the New Rural Cooperative Medical System to provide medical insurance for rural residents in selected areas which has since spread to the whole nation. The State Council promulgated the Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance on July 10, 2007, under which urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance. In 2015, the PRC government announced the Outline for the Planning of the National Medical and Health Service System (2015-2020), which aims to establish a basic medical and health care system that covers both rural and urban citizens by 2020. On January 3, 2016, the State Council issued the Opinions on Integrating the Basic Medical Insurance Systems for Urban and Rural Residents to integrate the Urban Resident Basic Medical Insurance and the New Rural Cooperative Medical System and the establishment of a unified Basic Medical Insurance for Urban and Rural Residents, which will cover all urban and rural non-working residents expect for rural migrant workers and persons in flexible employment arrangements who participate in the basic medical insurance for urban employees.

With regard to reimbursement for medical devices and diagnostic tests, the Notice of Opinion on the Diagnosis and Treatment Management, Scope and Payment Standards of Medical Service Facilities Covered by the National Urban Employees Basic Medical Insurance Scheme (Lao She Bu Fa [1999] No. 22) prescribes the coverage of diagnostic and treatment devices and diagnostic tests where part of the fees is paid through the basic medical insurance scheme. It also includes a negative list that precludes certain devices and medical services from governmental reimbursement. Detailed reimbursement coverage and rate for medical devices and medical services (including diagnostic tests and kits) are subject to each province’s local policies.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding national medical insurance program in mainland China.

Regulations Regarding Export Registration

Pursuant to Measures for the Supervision and Administration of Medical Device Manufacture promulgated by the CFDA and amended on November 17, 2017 and March 10, 2022, and came into effect as of May 1, 2022, CFDA, in accordance with the spirit of the Notice of Guo Ban Fa [94] No. 66 of the State Council, conducts inspections of safety and legality of the exported products manufactured by domestic enterprises, grants legitimate production license in China (if these products are sold within Chinese territory) and files the relevant product information by its branches at the level of a districted city for recordation. In accordance with international practice, the quality of exported medical devices is mainly supervised by the importing countries. However, some importing countries/regions may require exporting enterprises to provide Medical Device Product Export Sales Certificates issued by the CFDA. Pursuant to Announcement on Issuing the Provisions on the Administration of Medical Device Product Export Sales Certificates, promulgated by the CFDA and effective on September 1, 2015, such exporting enterprises may apply to the provincial departments of the CFDA at the places where enterprises are located for Medical Device Product Export Sales Certificates.

The predicate for obtaining Medical Device Product Export Sales Certificates is that the relevant production enterprises have obtained medical device product registration certificates and production licenses or have undergone the formalities for recordation and production recordation of medical device products in China. The valid period of Medical Device Product Export Sales Certificates, except being specified for one-time use, shall not expire after the earliest deadline of any certificate among various certificates submitted by the enterprise amid the application materials, and shall be no longer than two years. Where the relevant materials submitted by an enterprise change, the enterprise shall report to the certificate issuing department in a timely manner. Where the relevant materials change, or the Medical Device Product Export Sales Certificate still needs to be used after its expiration, the enterprise shall apply for a new Medical Device Product Export Sales Certificate. Where the CFDA find that any relevant enterprises fail to meet the requirements of relevant regulations on production, they shall downgrade the credit ratings of such enterprises to lower levels, or, when any enterprises are considered to be failing to, or may no longer, meet the requirements for issuance of certificates, or the relevant materials submitted by the enterprises change, the provincial CFDA departments shall notify the relevant information in a timely manner.

Niche Medical has obtained the Certificate For Exportation of Medical Products (SXYJXC(苏徐药监械出) 20254254) on August 7, 2023 and renewed on September 5, 2025. As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding export registration in mainland China.

Regulations Regarding Two-invoice System

According to the Notice of Publishing Opinions on Implementing Two-invoice System in Drug Procurement Among Public Medical Institutions (For Trial Implementation), which was issued on December 26, 2016, the “two-invoice system” refers to the system that requires one invoice to be issued from pharmaceutical manufacturers to pharmaceutical distributors and the other invoice to be issued from pharmaceutical distributors to medical institutions. The wholly owned or holding commercial company (only one commercial company is permitted in the whole country) or the domestic general agent for overseas drugs (only one domestic agent is permitted in the whole country) established by a pharmaceutical manufacturer or a group enterprise integrating science, industry and trade may be regarded as a manufacturer. The allocation of drugs between a pharmaceutical distribution group enterprise and its wholly owned (holding) subsidiaries or among its wholly-owned (holding) subsidiaries may not be regarded as a process for which an invoice should be issued, but one invoice is allowed to be issued at most.

Currently, some provinces in the PRC have formulated relevant rules and regulations to implement the “two-invoice system” in the field of medical consumables, for instance, the Notice on the Sharing of Transparent Procurement Results of Medical Devices (Medical Consumables) across the Province promulgated by the Fujian Provincial Medical Security Management Committee Office in July 2018, the Notice on Further Promoting the “Two Invoice System” on Medicines and Medical Consumables issued by eight local government departments of Shaanxi Province including Deepen Medical and Healthcare System Reform Leading Group Office of Shaanxi Province in July 2018, and the Opinions on Implementation of the “Two Invoice System” in Medical Consumables Procurement by Public Medical Institutions in Anhui Province (for Trial Implementation) issued by five local government departments of Anhui Province including Food and Drug Administration of Anhui Province in November 2017. The Notice of the General Office of the People’s Government of Jiangsu Province on Issuing the “13th Five Year Plan for Food and Drug Safety in Jiangsu Province” stipulates that in accordance with the requirements of deepening medical reform during the 13th Five Year Plan period, the “ Two-invoice System” for drug procurement will be implemented.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding two-invoice system in mainland China.

Regulation Regarding to Internet Information Services and Internet Drug Information Service

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011 and December 6, 2024. Under the ICP Measures, internet information services are categorized into commercial internet information services and non-commercial internet information services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain an ICP license from the relevant governmental authorities. Further, the provision of particular information services, such as healthcare, medicine and medical advice must also comply with relevant laws and regulations and obtain approval from competent governmental authorities.

On November 17, 2017, the National Food and Drug Administration published the Administrative Measures on Internet Drug Information Services, or the Internet Drug Information Services Measures. The Internet Drug Information Services Measures apply to any activity of providing online users with drug (including medical devices) information through the internet. Internet drug information services are divided into two categories: commercial purpose and non-commercial purpose. The commercial internet drug information service refers to the activities which provide online users with paid drug information and other services through the internet, while the non-commercial internet drug information service refers to the activities which provide online users with public and shared drug information and other services through the internet for free. The internet drug information is required to be scientifically accurate and in compliance with the laws and regulations governing drug and medical device administration. A company must obtain an Internet Drug Information Services Certificate before engaging in the regulated activity. In the case of any engagement in internet drug information services without obtaining or making use of the Internet Drug Information Services Certificate beyond the period of validity thereof, a warning may be issued and the parties concerned may be ordered to suspend from engaging in any internet drug information service.

As of the date of this prospectus, Niche Medical has not engaged in the provision of internet information services or internet drug information services.

Regulations Regarding Medical Software

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, amended by the State Council on December 6, 2024 and became effective on January 20, 2025, clearly defines the concept of “medical devices” and states that medical devices refer to instruments, equipment, devices, in vitro diagnostic reagents and calibrators, materials, and other similar or related items directly or indirectly used for the human body, including required computer software. Therefore, medical software belongs to medical devices and is also subject to the management of the “Regulations on the Supervision and Administration of Medical Devices” and related regulations. Violations of the Regulations on Medical Devices shall result in various penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical devices permit within five years after such violation, or even criminal liability.

On March 7, 2022, the Medical Device Technical Review Center of the National Medical Products Administration simultaneously released the “Guiding Principles for Medical Device Software Registration Review”, “Guiding Principles for Medical Device Network Security Registration Review”, and “Guiding Principles for Artificial Intelligence Medical Device Registration Review”. The Guiding Principles for Medical Device Software Registration Review explicitly state that “medical device software” includes: (1) Software as a Medical Device (“SaMD”) refers to software that has one or more medical purposes/uses, can complete its intended use without the need for medical device hardware, and runs on a general-purpose computing platform; and (2) Software in a Medical Device (“SiMD”) refers to software that has one or more medical purposes/uses, controls/drives medical device hardware, or runs on a medical computing platform. If medical device software has one or more of the three functions of electronic data exchange, remote access and control, and user access, network security issues must be considered. Specific requirements can be found in the relevant guidelines for medical device network security.

According to the latest revised “Classification Catalogue of Medical Devices”, medical software (referring only to SaMD, excluding SiMD) can be divided into two categories based on their intended use: “auxiliary diagnosis” and “treatment”. According to the processing object, it can be divided into three situations: “imaging”, “data”, and “imaging and data”. Furthermore, the “Classification Catalogue of Medical Devices” divides medical software into 6 primary product categories and 13 secondary product categories, all of which are classified as Class II and Class III of medical devices.

As of the date of this prospectus, Niche Medical does not engage in the sales of medical software.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations to customer rights protection in mainland China.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties.

According to the Civil Code of PRC, which took effect from January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the premises without the prior consent of the lessor.

Pursuant to the Administrative Measures for Commodity Housing Tenancy issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and in effect as of February 1, 2011, the parties concerned to a housing tenancy shall go through the housing tenancy registration formalities with the competent construction (real estate) departments of the municipalities directly under the central government, cities and counties where the housing is located within 30 days after the housing tenancy contract is signed. According to Article 706 of the Civil Code of PRC, if a party fails to complete the registration and filing procedures for a lease contract in accordance with laws and administrative regulations, it shall not affect the validity of the contract.

As of the date of this prospectus, Niche Medical does not have any lease agreements for premises.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization (WTO) in December 2001. In terms of international conventions, China has entered into (including, but not limited to) the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

According to the Patent Law of the PRC promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 with the current effective version in effect as of June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and last amended on December 11, 2023, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent, 10 years for a utility model patent and 15 years for a design patent, which terms commence from their respective application dates. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria demonstrating: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights. Any individual or entity that utilizes a patent or conducts any other activities that infringe upon a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the National Intellectual Property Administration, or the NIPA, for confidentiality examination.

As of the date of this prospectus, Niche Medical has registered twenty-eight (28) patents in China.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, promulgated in September 1990, implemented in June 1991, amended in October 2001, February 2010 and November 2020, and effective on June 1, 2021, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

As of the date of this prospectus, Niche Medical has not registered any copyright in China.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and last amended in April 2019, the period of validity for a registered trademark is ten years, commencing on the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

As of the date of this prospectus, Niche Medical has registered four (4) trademarks in China.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology in August 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which were promulgated by China Internet Network Information Center in and came into effect in June 2019. The Ministry of Industry and Information Technology, or the MIIT, is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the internet information service provider in providing internet information services shall be registered and owned by such internet information service provider, and if the internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

As of the date of this prospectus, Niche Medical has registered one (1) domain.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the NPC in September 1993 and last amended in April 2019, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a legal holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of such holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

As of the date of this prospectus, we confirmed that Niche Medical is in compliance with the regulations regarding trade secrets in mainland China.

Regulations Relating to Labor

Labor Law and Labor Contract Law

The Labor Law of the PRC, or the Labor Law, and its implementation rules provide that enterprises and institutions must establish and improve work safety and health system, strictly enforce national regulations and standards on work safety and health, and carry out work safety and health education for workers. Under such laws and rules, safety and health facilities shall meet national standards. Enterprises and institutions shall provide workers with safe and healthy conditions meeting national rules and standards on labor protection.

The Labor Contract Law of the PRC, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the one-month anniversary of the commencement date of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationship is terminated. According to the Labor Contract Law, if an employer requires the employees to work overtime, it shall pay the worker legally required working overtime salaries. When the employer fails to pay the relevant working overtime salary, it will be ordered to pay compensation to the employees at amount based on the actual working overtime salary that has not been duly paid.

Pursuant to the Interim Provisions on Labor Dispatch, which was promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, effective from March 1, 2014, employers may employ dispatched workers in temporary, auxiliary or substitutable positions, provided that the number of dispatched workers shall not exceed 10% of the total number of its workers. Pursuant to the Labor Law, if the employer violates the relevant labor dispatch regulations, the labor administrative department shall order it to make corrections within a prescribed time limit; if it fails to make corrections within the time limit, a penalty will be imposed on the basis of more than RMB5,000 (approximately US$718.58) and less than RMB10,000 (approximately US$1,442) per person.

As of the date of this prospectus, Niche Medical has executed written employment contracts with all of its employees.

Social Insurance and Housing Provident Fund

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Niche Medical has complied with its mandatory social insurance obligations by making full contributions for all employees. But Niche Medical does not provide housing funds to its employees. This failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities. As of the date of this prospectus, Niche Medical has not received any fines nor legal sanctions for such failure of compliance.

Regulations Related to Environmental Protection

Environmental protection

According to the Environmental Protection Law of the PRC, or the Environmental Protection Law, promulgated on December 26, 1989 and amended in 2014 (the revision was implemented on January 1, 2015), enterprises, public institutions, and other business operators shall prevent and reduce environmental pollution and ecological disruption, and assume liabilities for damages caused by them. These entities are also required to comply with the national environmental quality standards set out by the environmental protection administrative department of the State Council, and local environmental quality standards established by people’s governments of provinces, autonomous regions, and municipalities. The state adopts certain policies and measures to encourage and support the development of environmental protection industries, and further reduction of pollutant discharge by enterprises, public institutions, and other business operators after meeting the statutory requirements for the discharge of pollutants. The Environmental Protection Law also stipulates that the obligation of enterprises, public institutions, and other business operators shall prevent and control pollution and damage to the environment caused by waste gas, water and residue, medical waste, dust, malodorous gasses, radioactive substances, noise, vibration, optical radiation, electromagnetic radiation, and other substances generated in their production, construction, and other activities. Any breach of the Environmental Protection Law may lead to fines, production restriction or business suspension, order of cessation or closedown, detention by public security authority, among other measures.

Prevention and control of water pollution

The Water Pollution Prevention and Control Law of the PRC promulgated on May 11, 1984 and amended in 1996, 2008 and 2017 (the latest revision was implemented on January 1, 2018), provides that each new construction, expansion, reconstruction or any other related project, which directly or indirectly discharges pollutants into a water source, is subject to the state regulations on environmental protection of construction projects. Discharged water pollutants shall not exceed the national or local standards for discharge of water pollutants and the indexes for control of the total discharge of major water pollutants. Each enterprise that discharges pollutants directly or indirectly into a water source must register its facility with, and submit relevant information to, the local environmental protection authorities. Such information may include the categories, quantity and concentration of pollutants discharged during the ordinary course of the operations of the enterprise. Such an enterprise may also be required to submit information on its water pollution prevention and control measures to the local environmental protection authorities. In addition, the PRC government also requires that each enterprise obtain a permit for the direct or indirect discharge of pollutants into the water, and pay a pollutant discharge fee.

Prevention and control of air pollution

The Atmospheric Pollution Prevention and Control Law of the PRC promulgated on September 5, 1987 and amended in 1995, 2000, 2015 and 2018 (the latest amendment was implemented on October 26, 2018), provides that each new construction, expansion, reconstruction or other related project that discharges atmospheric pollutants is subject to state regulations on environmental protection of construction projects. Each enterprise that discharges atmospheric pollutants must register its facilities with, and submit relevant information to the local environmental protection authorities. Such information may include the categories, quantity and concentration of pollutants during the ordinary course of the operations of the enterprise. Such an enterprise may also be required to provide certain technological information associated with atmospheric pollution to the local environmental protection authorities. In addition, the PRC government has implemented a system to collect fees from enterprises that discharge pollutants based on the categories and quantities of atmospheric pollutants discharged. The relevant environmental protection authorities have established standards for collecting fees that take into consideration the relevant atmospheric pollution regulations and the national economic and technological development level.

Prevention and control of environmental pollution by solid waste

Enterprises’ production and construction are also regulated by the Law of the PRC on the Prevention and Control of Environmental Pollution Caused by Solid Wastes which was promulgated on October 30, 1995 and recently amended on April 29, 2020. Entities discharging industrial solid waste are obliged to establish and perfect a responsibility system for the prevention and control of environmental pollution and to adopt treatment measures on industrial solid waste to reduce or control environmental pollution. The PRC government has in place an industrial solid waste declaration and registration system. Enterprises and public institutions shall make use of industrial solid waste produced thereby pursuant to economic and technical conditions. For industrial solid waste that will not or cannot be utilized temporarily, enterprises and public institutions shall, in accordance with the regulations of the environmental protection administrative department of the State Council, build facilities and sites for their safe and classified storage or carry out harmless waste treatment measures. It is prohibited to close down, leave idle or dismantle, without approval, facilities or places for the prevention and control of environmental pollution due to industrial solid waste.

Prevention and control of environmental noise pollution

According to the Law of the PRC on Prevention and Control of Noise Pollution promulgated on October 29, 1996 and recently amended on December 24, 2021, enterprises producing environmental noise pollution shall take measures to control it and pay fees for excessive emission of such pollution according to applicable laws and regulations. They also shall maintain and keep normal operation of the facilities for prevention and control of such pollution. Any industrial enterprise that produces ambient noise pollution due to the use of permanent equipment in the course of industrial production must, in accordance with the regulations of the competent department for the ecological environment under the State Council, report to the competent department for the ecological environment of the local people’s government at or above the county level the types and quantity of its equipment that produce ambient noise pollution, the noise level produced under normal operation and the facilities installed for prevention and control of such pollution, and provide technical information relating to the prevention and control of noise pollution. Any industrial enterprise that intends to make a substantial change in the types or quantity of the equipment that produces ambient noise pollution, in the noise level or facilities for prevention and control of such pollution must submit a report without delay and take prevention and control measures as may be legally required.

As of the date of this prospectus, Niche Medical is not aware of any investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have any of them been punished or can any of them foresee any punishment to be made by any PRC environmental administration authorities. However, we cannot assure you that all Niche Medical is in strict compliance with all such regulations relating to environmental protection based on our knowledge. If Niche Medical fails to comply with relevant environmental requirements relating to production activities in a timely manner, they may be subject to fines, rectification, suspension and closure, which may materially and adversely affect the production at Niche Medical’s factory and in turn may impact our business.

Regulations Relating to Tax in the PRC

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Notice on Promoting the Implementation of Corporate Income Tax Policies for Advanced Technology Service Enterprises Nationwide, or the Notice, effective in January 2017, an enterprise which is recognized as an “Advanced Technology Service Enterprise” under such Notice enjoys a reduced enterprise income tax rate of 15%.

In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of senior management to carry out daily operations or perform their duties is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes, are located or maintained in China; and (iv) at least 50% of the voting board members or senior executives habitually reside in China.

The SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, in February 2015. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company.

The SAT also issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, in October 2017, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, which was promulgated by the SAT in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the SAT in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry used to be generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted, subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchases can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries (such as R&D and technical services, information technology services, culture and creativity services, logistics auxiliary services, leasing services, authentication and consultation services, radio and television services, and business support services), including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenues derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, become subject to lower VAT rates of 16% and 10%, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, become subject to lower VAT rates of 13% and 9%, starting from April 1, 2019.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Kit Ying Kwan	55	Chief Executive Officer and Chairwoman of the Board of Directors
Rui (Kerrie) Zhang	42	Chief Financial Officer
David Garcia Galvez	42	Executive Director
Leo De Guzman Vega	29	Director
James Russell Campbell	65	Independent Director
Daniel S. Szubielski	40	Independent Director
Justin Christopher Evans	41	Independent Director

The following is a brief biography of each of our executive officers, directors, and director nominees:

Kit Ying Kwan — Chairwoman of the Board of Directors and Chief Executive Officer

Ms. Kwan joined the Company as the chief executive officer and the chairwoman of the Board of Directors July 2022. Ms. Kwan has been working as the CEO and director of BM HK since 2003 and is responsible for decision-making in all major business operations of BM HK. Ms. Kwan formulates and implements BM HK’s long-term development strategies, drives the business expansion and successfully establishes BM HK as a well-known medical equipment company in Hong Kong. Ms. Kwan built an efficient and professional team in BM HK and created a positive work environment. Ms. Kwan is excellent with strengthen collaboration with international medical equipment companies, introduced advanced technology and products to BM HK.

Rui (Kerrie) Zhang — Chief Financial Officer

Ms. Rui Zhang joined the Company as the chief financial officer (“CFO”) in April 2025. Ms. Zhang worked as the CFO from August 2019 until April 24, 2025 in Akso Health Group (“Akso”, Nasdaq: AHG), a service provider of cancer treatment and radiation treatment. Ms. Zhang was responsible for the operation and financial management of the company in the U.S. capital market, leading the financial accounting team and providing financial analysis and risk assessment for key strategic decisions for the management. From April 2017 to August 2019, Ms. Zhang was the financial reporting director of Akso, in charge of the auditing and preparation of the company’s quarterly and annual reporting, and coordinated the timely financial disclosures.

David Garcia Galvez — Executive Director

Mr. David Garcia Galvez joined the Company as an executive director in November 2024. Mr. Galvez is currently the sole director and sole shareholder of Pioneer Net Info Services Limited. Since joining Pioneer Net in 2024, Mr. Galvez is responsible for Pioneer Net’s product business planning, the formulation of key technology architecture and the research of related new technologies, i.e. big data/artificial intelligence, etc. Mr. Galvez organized teams to complete product design and research and development. Mr. Galvez led the teams to conduct in-depth research on the integration of technology and information. Mr. Galvez received his bachelor’s degree in information technology from Saint Paul University in Cagayan, Tuguegarao in 2007.

Leo De Guzman Vega — Director

Mr. Leo De Guzman Vega joined the Company as a director in November 2024. Mr. Vega has been the general manager of Yosicil Trading Limited since March 2022, in charge of analyzing the data changes in connection with the market environment and the company’s development strategy and providing decision support for the management. From January 2019 to March 2022, Mr. Vega was the general manager in Guangmai Technology Limited, a company in the medical device industry, responsible for supervising financial health, budgeting and cost control and setting profit goals. Mr. Vega received his bachelor’s degree in Jose Rizal University in auditing in 2018.

James Russell Campbell — Independent Director

Mr. James Russel Campbell was appointed as an independent director in November 2024. Mr. Campbell was the general manager of Campbells Creek Stone in St. Albans, West Virginia and Barranquilla, Colorado from June 2022 to December 2024, in charge of commodities and equipment sales, mineral rights and permits. Mr. Campbell worked as a reseller in Hydrogen on Demand Technologies from August 2016 to June 2022, in charge of installing the dual fuel D-HAT 1000 onboard hydrogen generator for diesel engines. Mr. Campbell receives a bachelor’s degree in English from Vanderbilt University in 1982 and a master’s degree in business administration from University of Oklahoma in 2015.

Daniel Stephen Szubielski — Independent Director

Mr. Daniel S. Szubielski was appointed as an independent director in November 2024. From March 2024 until now, Mr. Szubielski worked with Faith Asset Management LLC as a manager on physical asset management and commodities trading. Mr. Szubielski was a director in business development of Niagara Worldwide LLC from April 2022 to March 2024. He co-managed a US$350 million investment portfolio of physical commodity, industrial & energy assets, headed business development for new acquisitions of physical assets and arranged debt financing for mergers and acquisition opportunities, and sanctioned liquidations/auctions of surplus industrial equipment and raw materials. From February 2021 to July 2021, Mr. Szubielski was a junior trader in mineral ores and concentrates with Trafigura A.G., engaged in Commercial trading and traffic operations of non-ferrous ores/concentrates, iron ore and related minerals. From August 2022 to February 2021, Mr. Szubieski worked in the sales and marketing with DFM Coal LLC, where he successfully brokered the acquisition of the DFM coal property in West Virginia, US. Mr. Szubielski received his bachelor’s degree in business from Oakland University in Rochester Hills, Michigan in 2007 and another bachelor’s degree in finance and Chinese language & studies from Beijing Foreign Affairs University in Beijing, China in 2010.

Justin Christopher Evans — Independent Director

Mr. Justin Christopher Evans was appointed as a director of the Company in April 2025. Mr. Evans has been the chief executive officer of Evans Public Affairs since February 2012, responsible for evaluating the financial and operating results, evaluating investment projects, supervising the budge control, managing client work in business development, political consulting and strategic public relations in the entertainment industry, and managing multiple projects to develop customized proposals for the clients. From July 2020 to November 2020, Mr. Evans also served briefly on a team of professionals at the White House, tasked with coordinating travel for government officials in various campaign events, and managed on-site personnel to ensure timely and efficient work progress. Mr. Evans received his bachelor’s degree in political science from Clemson University in 2006, and his master’s degree in strategic public relations from George Washington University in 2009.

For additional information, see “Description of Share Capital — Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Upon completion of this offering, Leo De Guzman Vega, through InnoFuture, will beneficially own approximately [•]% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares collectively, assuming no exercise of the over-allotment option, or [•]% assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees be selected or recommended solely by independent directors;

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

We have elected to reply on the exemption of not having a majority of the board of directors being independent directors, and we may elect to rely on more exemptions in the future. If so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of six directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of the director’s interest at a meeting of our directors.

A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Subject to the Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

The directors may from time to time at their discretion exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of three members. Justin Christopher Evans will be the chairperson of our audit committee. We have determined that each of Justin Christopher Evans, James Russell Campbell and Daniel Stephen Szubielski will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Leo De Guzman VEGA qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        reporting regularly to the full board of directors; and

•        performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of three members. James Russell Campbell will be the chairperson of our compensation committee. We have determined that each of Justin Christopher Evans, James Russell Campbell and Daniel Stephen Szubielski will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of three members. Daniel Stephen Szubielski will be the chairperson of our nominating and corporate governance committee. Each of Justin Christopher Evans, James Russell Campbell and Daniel Stephen Szubielski will satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•        making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors owe three types of duties to us: (i) statutory duties; (ii) fiduciary duties; and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future; and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the Company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard that a director without those skills.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as may be amended and restated from time to time, including the class rights vested thereunder in the holders of the shares. We have the right to seek damages where certain duties owed by any of our directors are breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company;

•        approving the transfer of shares of our company, including the registering of such shares in our share register; and

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the Company.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including the related party transactions policy, insider trading policy, the compensation recovery policy prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Our directors are appointed by the shareholders voting by ordinary resolution or by the affirmative vote of a simple majority of the directors present and voting at a board meeting. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board of directors. Our directors are not subject to a set term of office and hold office until such time as they resign, are removed from office by shareholders voting by ordinary resolutions, or otherwise cease to be eligible to be a director of the Company or have their office terminated in accordance with the amended and restated articles of association of the Company.

The office of director shall be vacated, if the director (i) is prohibited by the law of the Cayman Islands from acting as a director, (ii) is made bankrupt or makes any arrangement or composition with his creditors generally, (iii) resigns his office by notice in writing, (iv) only held office as a director for a fixed term and such term expires, (v) in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director, (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office, (vii) dies or is made subject to any law relating to mental health or incompetence whether by court order or otherwise, (viii) is absent from meetings of directors of the Company for a continuous period of six months without the consent of the other directors, or (ix) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with one month’s prior written notice.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, we paid an aggregate of approximately US$92,213 or HK$720,000 in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our Class A Ordinary Shares and Class B Ordinary Shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 9,000,000 Class A Ordinary Shares outstanding and 1,000,000 Class B Ordinary Shares as of the date of this prospectus. As of the date of this prospectus, InnoFuture is the sole shareholder of all issued and outstanding Class B Ordinary Shares. Percentage of beneficial ownership of each listed person after this offering is based on [•] Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise the over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering				Ordinary Shares Beneficially Owned After this Offering Over-allotment option not exercised
	Total Class A Ordinary Shares*	Total Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Voting Power Prior to this Offering	Class A Ordinary Shares*	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held After this Offering
Directors and Executive Officers**
Kit Ying Kwan(1)	4,000,000		40%	21.05%	4,000,000
Rui Zhang
David Garcia Galvez(2)	3,000,000		30%	15.79%	3,000,000
James Russell Campbell
Daniel S. Szubielski
Leo De Guzman Vega(3)	2,000,000	1,000,000	30%	63.16%	2,000,000	1,000,000
Justin Christopher Evans	—	—
All directors and executive officers as a group:	9,000,000	1,000,000	100%	100%

5% Shareholders:
InnoFuture Tech Limited(3)	2,000,000	1,000,000	30%	63.16%	2,000,000	1,000,000
Pioneer Net Info Services Limited(2)	3,000,000		30%	15.79%	3,000,000
Brand Meditech Company Limited(1)	4,000,000		40%	21.05%	4,000,000

____________

(1)      The number of Class A Ordinary Shares beneficially owned prior to this offering represents 4,000,000 Class A Ordinary Shares held through Brand Meditech Company Limited (“BMCL”), a British Virgin Islands company, which is 100% owned by Kit Ying Kwan. BMCL has its registered address at Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands.

(2)      The number of Class A Ordinary Shares beneficially owned prior to this offering represents 3,000,000 Class A Ordinary Shares held through Pioneer Net Info Services Limited (“Pioneer Net”), a British Virgin Islands company, which is 100% owned by David Garcia Galvez. Pioneer Net has its registered address at ICS Corporate Services (BVI) Limited, Sea Meadow house, PO BOX 116, Road Town, Tortola, British Virgin Islands.

(3)      The number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned prior to this offering represents 2,000,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares held by InnoFuture Tech Limited, a British Virgin Islands company, which is 100% owned by Leo De Guzman Vega. The registered address of InnoFuture is ICS Corporate Services (BVI) Limited, Sea Meadow house, PO BOX 116, Road Town, Tortola, British Virgin Islands.

History of Share Capital

See “Description of Share Capital — History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Ying Kit Kwan	Shareholder, CEO and Chairwoman of the Company
Ouyang Le Ying	CEO of BMHK
Brand Meditech (Fuyang) Co., Ltd.	Controlled by Ouyang Le Ying’s family member
Xuzhou Brand Meditech Medical Equipment Co., Ltd	Controlled by Ouyang Le Ying’s family member
AuYeung Sau Ying	Ouyang Le Ying’s family member

Working capital loan

As of August 31, 2025, March 31, 2025, and 2024, amount due to related party consisted of the following for the periods indicated:

		As of August 31, 2025	As of March 31,
			2024	2025
Due to Kwan Kit Ying	working capital loan	603,959	3,783	538,100
Total		$603,959	$3,783	$538,100

The balance represented interest-free loan from this related party used for the Company’s working capital, which is due on demand.

On January 1, 2022, the Company, through its subsidiary BM HK, entered into a Property Lease Agreement. Pursuant to the agreement, the Company lease a property from Ms. Kit Ying Kwan for the use of warehouse. The lease term was five years from January 1, 2022 to December 31, 2026 with free of rent.

On April 1, 2022, the Company, through its subsidiary BM HK, entered into a Shareholder Loan and Advance Agreement. Pursuant to the agreement, Ms. Kit Ying Kwan, as the shareholder of the Company, will provide a total of approximately US$6,403,689 (HKD50,000,000) loans to support the Company’s working capital. The loan is free of interest with no fixed repayment terms.

For the years ended March 31, 2025 and 2024, the total loans amount the Company received from Ms. Kwan Kit Ying was US$5,303,664 and US$6,515,719, respectively.

During the period from March 31, 2025 to the date hereof, the total loans amount the Company received from Ms. Kwan Kit Ying was US$305,983.

Guarantee from Related Party

As of August 31, 2025, March 31, 2025 and 2024, Ms. Kwan Kit Ying provided guarantee for the Company’s short-term borrowings and long-term debt in the means of her personal guarantee and a property held in her name, for details, please refer to Note 12 and Note 13 to the consolidated financial statements from page F-23 to F-26.

As of August 31, 2025, March 31, 2025 and 2024, Mr. Ouyang Leying provided guarantee for the Company’s short-term borrowings and long-term debt in the means of his personal guarantee and all monies charged over a property owned by him, for details, please refer to Note 12 and Note 13 to the consolidated financial statements from page F-23 to F-26.

As of August 31, 2025, March 31, 2025 and 2024, Brand Meditech (Fuyang) Co., Ltd. provided guarantee for the Company’s short-term borrowings, for details, please refer to Note 12 to the consolidated financial statements on page F-24.

As of August 31, 2025, March 31, 2025 and 2024, Ms. AuYeung Sau Ying provided personal guarantee for the Company’s long-term debt, for details, please refer to Note 13 to the consolidated financial statements on page F-25.

Loan transfer from third party to related party

As disclosed in Note 14 (1) to the consolidated financial statement on page F-26, on March 18, 2024, the Company, through its subsidiary in PRC, entered into a loan agreement with a third party. Pursuant to the agreement, the third party lent a total of USD 366,340 (RMB 2,600,000) to the Company with an annual interest of 4%. On March 13, 2025, the Company, the original lender, and a shareholder of the Company as the new debtor, entered into a tri-party debt transfer agreement. Pursuant to the agreement, the repayment obligation of the Company was fully transferred to the new debtor, who assumed all liabilities for the principal and any potential interest. Consequently, the Company was irrevocably released from any further obligation related to this loan.

Lease from related parties

Since January 1, 2022, the Company leased a warehouse free of charge from its shareholder Ms. Kwan Kit Ying for inventory storage. The lease term was five years from January 1, 2022 to December 31, 2026.

Due from a Related Party

As of August 31, 2025, March 31, 2025 and 2024, the amount due from related parties are US$0, US$0, and US$0, respectively.

Due to a Related Party

As of August 31, 2025, March 31, 2025 and 2024, the amount due to related parties are US$603,959, US$ 538,100, and US$3,783, respectively.

Account receivable — Related Party

As of August 31, 2025, March 31, 2025 and 2024, the amount due from related parties are US$419,233, US$168,999, and US$0, respectively.

Revenue from a Related Party

For the years ended March 31, 2025 and 2024, the Company’s revenue from related party was US$ 150,415 and nil, respectively. For the period from April 1, 2025 to August 31, 2025, the Company’s revenue from related party was US$ 221,446.

Cost of revenue related to sales to related parties

For the years ended March 31, 2025 and 2024, the Company’s cost of revenue related to sales to related party was US$ 136,330 and nil, respectively. For the period from April 1, 2025 to August 31, 2025, the Company’s cost of revenue related to sales to related party was US$198,357.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association, as further amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands, which we refer to as the “Cayman Companies Act” below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$10,000 divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

We have adopted the amended and restated memorandum and articles of association. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares.

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

The following discussion primarily concerns Class A Ordinary Shares and the rights of holders of Class A Ordinary Shares.

Ordinary Shares

General

Our authorized share capital is US$10,000 divided into 900,000,000 Class A Ordinary Shares of US$0.00001 par value each and 100,000,000 Class B Ordinary Shares of US$0.00001 par value each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting, transfer and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one (1) vote per Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to ten (10) votes per Class B Ordinary Share. The Class B Ordinary Shares are convertible into fully paid, non-assessable Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares.

Subject to the provisions of the Cayman Companies Act and our amended and restated articles of association regarding redemption and purchase of shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Class A Ordinary Shares or Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [•] (if the underwriters’ over-allotment option is not exercised) or [•] (if the underwriters’ over-allotment option is fully exercised) Class A Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market, and 1,000,000 Class B Ordinary Shares issued and outstanding. Class A Ordinary Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [•].

Dividends

Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by an ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands and our articles of association, our company may pay a dividend out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

A shareholder may participate in a general meeting in person, by proxy, or by other virtual means. At any general meeting, a resolution put to the vote at the meeting shall be decided on a show of hands, unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded by: (i) the chairman of the meeting, (ii) at least two members having the right to vote on the resolutions, or (iii) by any member or members present who, individually or collectively, hold at least ten percent of the voting rights of all those who have a right to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded, it shall be taken in such manner as the chairman directs and the result of the polls shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll, each holder of Class A Ordinary Shares shall be entitled to one (1) vote for each Class A Ordinary Share they hold, and each holder of Class B Ordinary Shares shall be entitled to exercise ten (10) votes for each Class B Ordinary Share they hold, on any and all matters.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution,

Conversion Rights

Class B Ordinary Shares are convertible, at the option of the holder thereof, into fully paid, non-assessable Class A Ordinary Shares on a one-to-one basis.

Transfer of Ordinary Shares

Provided that a transfer of Class A Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Class A Ordinary Shares or Class B Ordinary Shares to another person by completing an instrument of transfer in a common form or, with respect to Class A Ordinary Shares, in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

(a)     where the Class A Ordinary Shares or Class B Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)    where the Class A Ordinary Shares or Class B Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class A Ordinary Share or Class B Ordinary Share until the name of the transferee is entered into the register of members of the Company.

The Directors may refuse to register any transfer of shares at their discretion. The Directors may also, but are not required to, decline to register any transfer of any share unless:

(a)     the instrument of transfer is lodged with the Company, accompanied by the certificate for the Class A Ordinary Shares or Class B Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of shares;

(c)     the instrument of transfer is properly stamped, if required; and

(d)    the Class A Ordinary Share or Class B Ordinary Share transferred is fully paid and free of any lien in favor of us.

If our directors refuse to register a transfer, they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 45 days in any year. The Directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 45 days in any calendar year, as they determine.

Liquidation

If the Company shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders in respect of any monies unpaid on their Ordinary Share, including any premium, and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to us the amount called on their shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the Ordinary Shares. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting unless all calls or other sums payable by such shareholder have been paid. Our board of directors may deduct from a dividend or any other amount payable to a person in respect of an Ordinary Share any amount due by that person to the Company on a call or otherwise in relation to an Ordinary Share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

Subject to the provisions of the Companies Act and other applicable law and any rights for the time being conferred on the shareholders holding a particular class of Ordinary Shares, we may by action of our directors:

(a)     issue shares that are to be redeemed or are liable to be redeemed, at our option or at the option of the holders of such redeemable shares, on such terms and in such manner, as may be determined, before the issue of such shares;

(b)    with the consent by special resolution of the shareholding holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     Purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding and (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of our shareholders.

In addition, under the Companies Act, our Company may accept the surrender of any fully paid up share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may, subject to the provisions of the Companies Act (Revised) of the Cayman Islands and any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors (acting by a resolution of the board of directors) may convene general meetings when they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated memorandum and articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisitions If the directors do not call such meeting within 21 clear days from the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clears days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. Subject to the Companies Act and with the consent of the shareholder who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum required for a meeting of shareholders consists of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attached to all shares in issue and entitled to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case, it shall stand adjourned to the same time and place seven days hence, or to such other time or manner as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the amended and restated memorandum and articles of association.

Inspection of Books and Records

Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our amended and restated memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. See “Where You Can Find Additional Information.”

Alteration of Share Capital

We may from time to time by ordinary resolution:

•        increase the share capital by new shares of such amount as we deem expedient;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        sub-divide our shares, or any of them into shares of an amount smaller than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by a special resolution reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        an exempted company is not required to open its register of members for inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with Nasdaq Stock Market Rules in lieu of following home country practice after the closing of this offering. Nasdaq Stock Market Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, Cayman Islands law requires, amongst other things, the directors of each constituent company to approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, amongst other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of the shareholder’s shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, providing the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of appraisal rights will preclude the exercise by any dissenting shareholder of any other rights to which the shareholder might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, called for such purpose. The convening of the meetings and, subsequently, the arrangement must be sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonable approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer, unless an application is made by the dissenting shareholder to the court for an order within one month from the date on which the notice was given. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company’s action or proposed action is ultra vires or illegal;

•        the act complained of although is not ultra vires, could only be effected if duly authorized by more than a simple majority vote and such authorization has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit each existing or former director (including any alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives (each an “Indemnified Person”) against: (i) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person in or about the conduct of the Company’s business or affairs or in the execution or discharge of the Indemnified Person’s duties, powers, authorities or discretions; and (ii) all costs, expenses, losses or liabilities incurred by the Indemnified Person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such Indemnified Person, however, shall be indemnified in respect of any matter arising out of their own dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform themselves of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner the director reasonably believes to be in the best interests of the corporation. The director must not use their corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, they must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties — (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering their discretion in the future, and (d) a duty to avoid conflicts of interest and of duty.

The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restate memorandum and articles of association, as further amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate at least 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Subject to the provisions of our amended and restated memorandum and articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if: (a) the director is prohibited by the laws of the Cayman Islands from acting as a director; (b) they are made bankrupt or they make an arrangement or composition with their creditors generally; (c) they resign their office by notice to the Company; (d) they only held office as a director for a fixed term and such term expires; (e) in the opinion of a registered medical practitioner by whom they are being treated, they become physically or mentally incapable of acting as a director; (f) they are given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of the director); (g) they die or are made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (h) without the consent of the other directors, they are absent from meetings of directors for a continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. In addition, under our amended and restated memorandum and articles, no director or his affiliates shall be prevent from transacting with the Company or held liable for any profit realized under any such transaction if such director discloses the nature of their interest.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated memorandum and articles of association, if our share capital is divided into different classes then, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders (being a resolution passed by a majority of not less than two-thirds of the shareholders who (being entitled to do so) vote in person or by proxy at a general meeting, or the unanimous written resolution of all shareholders).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years:

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on July 21, 2022. On the date of our incorporation, we issued 38,000,000 ordinary shares, par value of HK$0.01 each, to certain founding shareholders:

Purchaser	Number of Ordinary Shares
Brand Meditech Company Limited	38,000,000

On February 11, 2025, the ordinary shares, par value of HK$0.01 each, were redesignated from Hong Kong dollars to US dollars, and were reclassified and subdivided in to Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus, our authorized share capital is US$10,000, divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

As of the date of this prospectus, none of our Class A Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market. Upon completion of this offering, assuming no exercise of the underwriter’s over-allotment option, we will have [•] outstanding Class A Ordinary Shares held by public shareholders, representing approximately [•]% of our Class A Ordinary Shares in issue. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Ordinary Shares in the public market could materially adversely affect prevailing market prices of our Class A Ordinary Shares.

Lock-up Agreements

We have agreed not to, for a period of six months from the completion of this Offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, each of our directors, executive officers, and holders of 5% or more of our Ordinary Shares will enter into a similar lock-up agreement for a period of six months from the completion of this Offering, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. These restrictions also apply to any Ordinary Shares acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.

We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of Class A Ordinary Shares then outstanding, which will equal approximately [•] shares immediately after this offering (or [•] Class A Ordinary Shares if the underwriters exercise the option to purchase additional Class A Ordinary Shares in full); or

•        the average weekly trading volume of the Class A Ordinary Shares on the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Class A Ordinary Shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an “offshore transaction” and no “directed selling efforts” are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our Class A Ordinary Shares may be sold in some manner outside the United States without requiring registration in the United States.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF ORDINARY SHARES INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

MATERIAL TAX CONSIDERATIONS

The following discussion of material PRC, Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Ogier (Cayman)LLP, our Cayman Islands legal counsel; to the extent it relates to Hong Kong tax law, it is the opinion of Taylor Wessing, our HK legal counsel. To the extent that the discussion relates to matters of U.S. Federal Income Taxation, it represents the opinion of Hunter Taubman Fischer & Li LLC, our U.S. counsel.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires our Class A Ordinary Shares in this offering and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a market-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        holders who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        investors that will hold our Class A Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•        persons holding their Class A Ordinary Shares in connection with a trade or business outside the United States;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

•        investors required to accelerate the recognition of any item of gross income with respect to their Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•        investors that have a functional currency other than the U.S. dollar;

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult with their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above below under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

Section 1014(a) of the Code provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, Section 1291(e) of the Code provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the

Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

If you are a non-U.S. Holder, you generally will be exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-U.S. payor. You generally will be exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of Class A Ordinary Shares effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A Ordinary Shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders, including individuals that own “specified foreign financial assets” with an aggregate value in excess of a specified threshold generally are required to file an annual information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts not held through a custodial account with a U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Class A Ordinary Shares). Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Applicable Treasury regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting.

U.S. Federal Income Taxation of Non-U.S. Holders

Taxation of Dividends and Other Distributions on Class A Ordinary Shares

If you are a non-U.S. Holder, dividends paid to you in respect of Class A Ordinary Shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to U.S. federal income taxation on a net income basis, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you generally will be taxed in substantially the same manner as a U.S. Holder. If you are a corporate non-U.S. Holder, “effectively connected” dividends, under certain circumstances, may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate.

Taxation of Dispositions of Class A Ordinary Shares

If you are a non-U.S. Holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your Class A Ordinary Shares unless:

•        the gain is “effectively connected” with your conduct of a trade or business in the United States and, if required by a qualifying income tax treaty with the United States as a condition for subjecting you to U.S. federal income taxation on a net income basis, the gain is attributable to a permanent establishment that you maintain in the United States; or

•        you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize, under certain circumstances, also may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a qualifying income tax treaty with the United States that provides for a lower rate. Non-U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%.

We are a holding company incorporated in the Cayman Islands and we may gain substantial income by way of dividends paid to us from our PRC Subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC Subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC EIT Law and its implementation rules, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that the Cayman Islands holding company, Brand Meditech, is not a PRC resident enterprise for PRC tax purposes. Brand Meditech is an exempted company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed to be a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that the Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our Class A Ordinary Shares. It is unclear whether, if we are considered a PRC resident enterprise, holders of our Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or the SAT Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of the SAT Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

•        over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

•        at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

•        the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

•        the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. The SAT Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, the SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of the SAT Circular 7 and the SAT Circular 37. The SAT Circular 7 and the SAT Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose. If we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, the PRC Subsidiary are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling the Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the Class A Ordinary Shares. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

•        Revenues gains from the sale of the Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•        Gains arising from the sale of the Class A Ordinary Shares, where the purchases and sales of such ordinary shares are effected outside of Hong Kong such as, for example, in the Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Inland Revenue Department of Hong Kong, dividends paid on our ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

UNDERWRITING

We will enter into an underwriting agreement with Maxim Group, LLC (“Maxim”, or “Representative”) to act as the representative to the underwriter named below. Subject to the terms and conditions of the underwriting agreement, the underwriter named below has agreed to purchase, and we have agreed to sell to them, the number of our Class A Ordinary Shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Shares
Maxim Group, LLC	[•]
Total	[•]

The underwriter is offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the Representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional [•] Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriter in the preceding table.

The underwriter will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which they exercise discretionary authority.

Commissions and Expenses

The underwriting discounts and commissions are equal to 6.5% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
Initial public offering price(1)	US$	[•]	US$	[•]
Underwriting discounts and commissions	US$	[•]	US$	[•]
Proceeds, before expenses, to us(2)	US$	[•]	US$	[•]

____________

(1)      Initial public offering price per share is assumed at US$[•], which is the midpoint of the estimated price range set forth on the cover page of the prospectus.

(2)      Proceeds to us presented in this table does not give effect to the exercise of the option we have granted to the underwriters as described below. We expect our total expenses for this offering to be approximately $[•], exclusive of underwriting discounts and commissions.

We have agreed to reimburse the Representative up to a maximum of $150,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We have agreed to pay all expenses relating to the offering, including, but not limited to, (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering (including the Over-allotment Shares with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of such Class A Ordinary Shares on such stock exchange as we and Maxim together determine; (iii) all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (iv) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states and other jurisdictions as Maxim may reasonably designate (including, without limitation, all filing and registration fees, and the fees and disbursements of Maxim’s counsel for such counsel’s participation in the “blue sky’ and stock exchange listing process); (v) the costs of all mailing and printing of the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final Prospectuses as Maxim may reasonably deem necessary; (vi) the costs and expenses of the public relations firm; (vii) the costs of preparing, printing and delivering certificates representing such Shares; fees and expenses of the transfer agent for such Shares; (viii) stock transfer taxes, if any, payable upon the transfer of securities from the Company to Maxim; (ix) the fees and expenses of the Company’s accountants and other agents and representatives. (x) all legal fees, costs and expenses in connection with the Offering, up to $150,000 in the event of a Closing of the Offering, and a maximum of $75,000 in the event that there is not a Closing of the Offering. We have paid to Maxim upon the execution of the engagement letter, an amount of $50,000 as an advance against reasonably anticipated out-of-pocket expenses.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, will be approximately $[•] million, including a maximum aggregate reimbursement of $150,000 of the representative’s out-of-pocket expenses allowance.

The address of the Representative is 300 Park Avenue, 16th Floor, New York, NY 10022.

Representative’s Warrants

In addition, we have agreed to issue the Representative’s warrants (the “Warrants”) to the Representative to purchase up to an aggregate number of Class A Ordinary Shares equal to 5% of the total number of Class A Ordinary Shares sold in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. Such warrants shall have an exercise price equal to 110% of the initial public offering price of the Class A Ordinary Shares sold in this offering. The Warrants may be purchased in cash or via cashless exercise, will be non-exercisable for six (6) months from the effective date of the Registration Statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the Registration Statement of which this prospectus forms a part. The Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the Warrants nor any of the underlying shares may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of six (6) months immediately following closing of this offering. In addition, we shall register the shares underlying the Warrants under the Act and shall file all necessary undertakings in connection therewith. The Warrants may be exercised as to all or a lesser number of Class A Ordinary Shares, will provide for cashless exercise at all times and will contain provisions for one demand registration of the sale of the underlying Class A Ordinary Shares at the Company’s expense, an additional demand registration at the Warrant holders’ expense, and unlimited “piggyback” registration rights for a period of three (3) years after the Closing at the Company’s expense, in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the Class A Ordinary Shares underlying the Warrants, other than any underwriting commissions incurred and payable by the Warrant holders. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Class A Ordinary Shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed that for a period of eighteen (18) months from the closing of this offering, the Representative will have a right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such eighteen (18) month period of the Company, or any successor to or any subsidiary of the Company; provided, however, that such right shall be subject to FINRA Rule 5110(f)(2). In addition, we shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Representative. Such offer shall be made in writing in order to be effective. The Representative shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Representative should decline such retention, the Company shall have no further obligations to Representative with respect to the offering for which it has offered to retain Representative, except as otherwise provided for herein.

In addition, we have agreed, until the effectiveness of the registration statement in connection with this offering, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of our securities without the written consent of the representative. We further have agreed that if the Company determines that it shall proceed with an alternative offering (registered or unregistered) of its equity securities or reverse merger (“Alternative Transaction”), then Maxim’s exclusivity as set forth in this engagement letter shall still apply, and Maxim shall act as the Company’s exclusive underwriter, agent or advisor with respect to such Alternative Transaction.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers, directors and shareholders of five percent (5.0)% or more of the outstanding shares of the Ordinary Shares of the Company as of the effective date of the Registration Statement have agreed to a six-month lock-up period after the Offering is completed with respect to the Class A Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of six months after the Offering is completed, such persons may not offer, sell, contract to sell, encumber, grant any option for the sale, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “AED”. We make no representation that such application will be approved or that our Class A Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.`

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares, whether any such transaction is to be settled by delivery of Class A Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Class A Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries.

Stamp Taxes

If you purchase Class A Ordinary Shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the Underwriter to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the Underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. The Underwriter may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriter is entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the Underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the Underwriter.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Class A Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Cayman Islands

This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares to any member of the public in the Cayman Islands.

China

This prospectus has not been and will not be circulated or distributed in the PRC and the shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this section only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau. This prospectus has not been nor will it be approved by or registered with the relevant Chinese governmental authorities, and it does not constitute nor is it intended to constitute an offer of securities within the meaning prescribed under the PRC securities law or other laws and regulations of the PRC. Accordingly, this prospectus shall not be offered or made available, nor may the Class A Ordinary Shares be marketed or offered for sale to the general public, directly or indirectly, in the PRC. The Class A Ordinary Shares shall only be offered or sold to PRC investors that are authorized or qualified to be engaged in the purchase of the Class A Ordinary Shares being offered. Potential investors in the PRC are responsible for obtaining all the relevant regulatory approvals/licenses from the Chinese government by themselves, including, without limitation, those that may be required from the state administration of foreign exchange, the China banking regulatory commission, the ministry of commerce and the national development and reform commission, where appropriate, and for complying with all the relevant PRC laws and regulations in subscribing for Class A Ordinary Shares.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)     to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1of the French Code monétaire et financier;

(b)    to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)     in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

These securities have not been delivered for registration to the registrar of companies in Hong Kong and, accordingly, must not be issued, circulated or distributed in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, within the meaning of the Hong Kong companies ordinance (the “ordinance”) or in circumstances which do not constitute an offer to the public for the purposes of the ordinance. Unless permitted by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong these securities or any or other invitation, advertisement or document relating to the securities to anyone other than a person whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan

The Class A Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Class A Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Singapore

This Registration Statement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Registration Statement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Taiwan

The Class A Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A Ordinary Shares in Taiwan.

United Kingdom

An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of our Class A Ordinary Shares. Except for the SEC registration fee, the Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. (FINRA) filing fee, all amounts are estimates.

SEC registration fee	US$
FINRA filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the Class A Ordinary Shares by us.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the underwriters by Pryor Cashman LLP, New York, New York. The validity of the Class A Ordinary Shares offered in this offering will be passed upon for us by Ogier (Cayman) LLP. Certain legal matters as to PRC law will be passed upon for us by Zhong Yin Law Firm. Certain legal matters as to Hong Kong law will be passed upon for us by Taylor Wessing.

EXPERTS

Our consolidated financial statements as of March 31, 2025 and 2024, and for the years then ended, have been included herein and incorporated by reference into the registration statement of which this prospectus forms a part in reliance upon the report of Assentsure PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Assentsure PAC are located in Singapore.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

BRAND MEDITECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Brand Meditech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brand Meditech Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024 and the related consolidated statements of operation and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

September 24, 2025

We have served as the Company’s auditor since 2024.

PCAOB ID Number 6783

BRAND MEDITECH LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in USD, except share data)

	As of March 31,
	2025	2024
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	170,741	379,545
Accounts receivable, net-third parties	7,317,884	6,276,400
Accounts receivable, net-related parties	168,999	—
Advances to suppliers	8,358	98,630
Inventories	2,775,977	2,852,487
Other current assets, net	14,045	7,282
Deferred offering costs	202,775	—
Total current assets	10,658,779	9,614,344

Non-current assets
Investment in insurance contracts	822,103	796,700
Property, plant and equipment, net	6,606,937	6,945,775
Intangible assets, net	133,284	139,315
Other non-current assets	1,494,223	1,358,696
Deferred tax assets, net	162,899	115,656
Total non-current assets	9,219,446	9,356,142
Total assets	19,878,225	18,970,486

LIABILITIES
Current liabilities
Short-term borrowings	2,844,982	1,678,294
Notes payable	6,875,676	5,413,337
Accounts payable	1,365,280	3,855,682
Advances from customers	226,881	224,351
Tax payable	717,168	407,047
Amount due to related parties	538,100	3,783
Current portion of long-term debt	490,108	2,126,717
Other payables and accrued liabilities	754,113	402,274
Total current liabilities	13,812,308	14,111,485

Non-current liabilities
Long-term debt, net of current portion	4,890,276	4,773,798
Total non-current liabilities	4,890,276	4,773,798
Total liabilities	18,702,584	18,885,283

Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, $0.00001 par value per share, 900,000,000 Class A Ordinary Shares authorized, 9,000,000 Class A Ordinary Shares issued and outstanding*	90	90
Class B Ordinary Shares, $0.00001 par value per share, 100,000,000 Class B Ordinary Shares authorized, 1,000,000 Class B Ordinary Shares issued and outstanding*	10	10
Subscription receivable	(100)	(100)
Additional paid-in capital	1,282	1,282
Retained earnings	1,914,364	706,875
Accumulated other comprehensive loss	(740,005)	(622,954)
Total shareholders’ equity	1,175,641	85,203
Total liabilities and shareholders’ equity	19,878,225	18,970,486

____________

*        The share amounts are presented on a retroactive basis based on the reorganization completed on August 24, 2022 and the ordinary share redesignation completed on February 11, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

BRAND MEDITECH LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME
(Amount in USD, except share data)

	For the years ended March 31,
	2025	2024
		USD
Product revenue-third parties	25,284,605	26,124,814
Product revenue-related parties	150,415	—
Service revenue-third parties	53,357	66,429
Total revenues	25,488,377	26,191,243

Product cost of revenue – third parties	(21,319,723)	(21,926,995)
Product cost of revenue related to sales to related parties	(136,330)	—
Service cost of revenue	(40,170)	(50,000)
Total costs	(21,496,223)	(21,976,995)

Gross profit	3,992,154	4,214,248
Operating expenses
Sales and marketing expenses	(52,624)	(81,612)
General and administrative expenses	(1,331,106)	(1,064,803)
Research and development expenses	(140,679)	(213,305)
Total operating expenses	(1,524,409)	(1,359,720)
Income from operations	2,467,745	2,854,528
Other income/expenses, net
Interest expense	(906,817)	(975,863)
Government grant	20,646	31,569
Allowance for credit loss	(44,982)	(17,096)
Other expenses, net	(67,184)	(47,183)
Total other expenses, net	(998,337)	(1,008,573)
Income before income taxes	1,469,408	1,845,955
Income tax expense	(261,919)	(373,184)
Net income	1,207,489	1,472,771

Other comprehensive income
Net income	1,207,489	1,472,771
Foreign currency translation adjustment, net of income taxes	(117,051)	(157,142)
Comprehensive income	1,090,438	1,315,629

Basic & diluted earnings/(loss) per share	0.12	0.15
Basic & diluted weighted average number of ordinary shares*	10,000,000	10,000,000

____________

*        The share amounts are presented on a retroactive basis based on the reorganization completed on August 24, 2022 and the ordinary share redesignation completed on February 11, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

BRAND MEDITECH LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amount in USD, except share data)

	Class A Ordinary Shares*		Class B Ordinary Shares*		Subscription receivable	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance as of March 31, 2023	9,000,000	$90	1,000,000	$10	$(100)	$1,282	$(765,896)	$(465,812)	$(1,230,426)
Net income for the year	—	—	—	—	—	—	1,472,771	—	1,472,771
Foreign currency translation adjustment	—	—	—	—	—	—	—	(157,142)	(157,142)
Balance as of March 31, 2024	9,000,000	$90	1,000,000	$10	$(100)	$1,282	$706,875	$(622,954)	$85,203
Net income for the year	—	—	—	—	—	—	1,207,489	—	1,207,489
Foreign currency translation adjustment	—	—	—	—	—	—	—	(117,051)	(117,051)
Balance as of March 31, 2025	9,000,000	$90	1,000,000	$10	$(100)	$1,282	$1,914,364	$(740,005)	$1,175,641

____________

*        The share amounts are presented on a retroactive basis based on the reorganization completed on August 24, 2022 and the ordinary share redesignation completed on February 11, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

BRAND MEDITECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in USD, except share data)

	For the years ended March 31,
	2025	2024
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,207,489	1,472,771
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	291,032	264,940
Allowance for credit loss	44,943	17,096
Loss on disposal of property, plant, and equipment	—	858
Changes in fair value of investment in insurance-contracts	(25,403)	8,978
Deferred income taxes	(47,243)	(28,514)
Interest expenses	2,205	—

Changes in operating assets and liabilities:
Accounts receivable	(1,256,541)	(5,012,606)
Advances to suppliers	90,272	2,490,789
Inventories	76,510	(875,998)
Other current assets	(5,644)	10,087
Other non-current assets	(24,732)	(7,701)
Accounts payable	(2,490,402)	3,114,768
Other payables and accrued liabilities	130,974	(25,220)
Tax payables	310,121	403,569
Advance from customers	2,530	149,935
Net cash (used in) provided by operating activities	(1,693,889)	1,983,752

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant, and equipment and intangible asset	(110,795)	(66,690)
Proceeds from surrender of life insurance contracts	—	814,592
Net cash (used in) provided by investing activities	(110,795)	747,902

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(202,775)	—
Proceeds from bank borrowings	4,404,632	757,116
Proceeds from third party	585,000	366,340
Repayments of bank borrowing	(4,769,498)	(1,802,214)
Funds raised from notes payable	19,822,198	16,006,652
Repayment of notes payable	(18,359,859)	(15,923,421)
Proceeds of loans from related parties	5,303,664	6,515,719
Repayment of loans to related parties	(5,281,644)	(8,286,723)
Net cash provided by (used in) financing activities	1,501,718	(2,366,531)

Effect of foreign currency exchange rate changes on cash and cash equivalents	94,162	(218,583)
Net (decrease) increase in cash and cash equivalents	(208,804)	146,540
Cash and cash equivalents, at beginning of year	379,545	233,005
Cash and cash equivalents, at end of year	170,741	379,545

Supplemental disclosure of cash flow information
Cash paid for interest expenses	932,179	975,863

Supplemental non-cash financing information
Repayment of third-party loan by related party	366,340	—

The accompanying notes are an integral part of these consolidated financial statements.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF BUSINESS AND ORGANIZATION

Brand Meditech Limited and its subsidiaries (collectively referred to as the “Company”) primarily provides medical devices and software service to its customers through its business channel. The Company’s principal operations and geographic markets are in the Hongkong Special Administrative Region (HKSAR) and People’s Republic of China (PRC).

Brand Meditech Limited (“BM Cayman”) is a holding company incorporated in the Cayman Islands on July 21, 2022 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Brand Technology Limited (“BM BVI”) established under the laws of the British Virgin Islands on August 11, 2022. BM BVI is also a holding company holding all of the outstanding equity of Brand Meditech (Asia) Company Limited (“BM HK”) which was incorporated in Hong Kong on October 17, 2003. On February 17, 2025, Brand Meditech US LTD. was incorporated in U.S.

Reorganization

A reorganization of the Company’s legal structure was completed on August 24, 2022. The reorganization involved the incorporation of BM Cayman, and its wholly-owned subsidiary, BM BVI, and the transfer of all equity ownership of BM HK to BM BVI from the former shareholders of BM HK.

On August 24, 2022, the former shareholders transferred their 100% ownership interest in BM HK to BM BVI, which is 100% owned by BM Cayman. After the reorganization, BM Cayman owns 100% equity interests of BM BVI and BM HK. The controlling shareholder of BM Cayman is same as of BM HK prior to the reorganization.

BM HK was incorporated on October 17, 2003 in Hong Kong Special Administrative Region (“HKSAR) under the Companies Ordinance of HKSAR. BM HK provides medical devices and software to its customers in Hong Kong and PRC market.

Link Alive Technology Company Limited (“Link Alive”) was acquired by Mr. Ouyang Leying on April 8, 2022 from a third party at the consideration of HKD 10,000, and transferred to BM HK on June 8, 2022 in exchange of consideration of HKD 10,000. Link Alive has no substantive operations prior to BM HK’s acquisition.

Niche Medical Equipment (Xuzhou) Co. Ltd. (“Niche Xuzhou”), the subsidiary of BM HK, was incorporated on November 26, 2013 in Xuzhou, Jiangsu Province under the laws of the PRC. Niche Xuzhou is engaged in R&D and manufacture of medical devices including automatic external defibrillator (“AED), infusion pump, etc.

These transactions were between entities under common control and therefore accounted for in a manner similar to the pooling of interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the combination.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholder before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as recapitalization. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Brand Technology Limited (BM BVI)	A British Virgin Islands company Incorporated on August 11, 2022 A holding company	100% owned by Company
Brand Meditech US LTD.	A U.S limited company Incorporated on February 17, 2025.	100% owned by Company
Brand Meditech (Asia) Company Limited (“BM HK”)	A Hong Kong company Incorporated on October 17, 2003 Provide medical devices and software	100% owned by BM BVI
Link Alive Technology Company Limited (“Link Alive”)	A Hong Kong company Acquired on June 8, 2022 Provide medical devices and software	100% owned by BM HK
Niche Medical Equipment (Xuzhou) Co. Ltd. (“Niche Xuzhou”)	A PRC limited liability company Incorporated on November 26, 2013 Provision of medical devices R&D and manufacture	100% owned by BM HK

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property, plant and equipment, useful lives of intangible assets, cash surrender value of insurance contracts, inventory reserve provision, impairment of long-lived assets, allowance for credit loss, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist solely of cash held at banks. As of March 31, 2025 and 2024, the Company did not hold any other forms of cash equivalents. These balances were maintained with financial institutions located in the Hong Kong Special Administrative Region (HKSAR) and the People’s Republic of China (PRC). Cash held in PRC financial institutions is subject to statutory restrictions that limit its convertibility into foreign currencies.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 —	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
Level 2 —

Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 —

Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash and cash equivalent, accounts receivable, accounts payable, notes payable, due to related party, approximate their fair value based on the short-term maturity of these instruments and for investment in insurance contract as non-current assets approximate its fair value based on its cash surrender value. The Company believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended March 31, 2025 and 2024.

Accounts receivable and allowance for credit loss

Accounts receivable is stated at their original invoiced amounts, net of an allowance for credit losses. The Company considers accounts past due based on contractual payment terms. In the year ended March 31, 2024, the Company granted 30 days for sales of medical devices and 365 days for sales of medical software, and since the year ended March 31, 2025, the Company extended the payment terms for its medical devices up to six months and still 365 days for medical software.

Effective April 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with the current expected credit loss (“CECL”) model. This guidance requires the recognition of expected credit losses over the life of the financial asset, measured at amortized cost, including accounts receivable.

The Company adopted the standard using the modified retrospective approach. As a result, comparative prior period information has not been restated and continues to be reported under the previous guidance. The adoption of Topic 326 did not result in a cumulative-effect adjustment to retained earnings as of April 1, 2023, and there was no impact from deferred taxes. No recovery of credit losses was recognized for the year ended March 31, 2023. As of March 31, 2025 and 2024, the allowance for credit losses was USD70,267 and USD24,209, respectively.

The Company estimates expected credit losses using a forward-looking model that considers historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance is developed based on portfolio segmentation, whereby receivables are grouped by similar risk characteristics. Historical loss rates are adjusted to reflect changes in customer credit quality, macroeconomic conditions, and other relevant factors affecting collectability.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other current/non-current assets, net

Other current assets primarily consist of cash advances and deposits made to suppliers for the purchase of goods or services that had not been received or rendered as of the reporting date. Other non-current assets primarily include deductible input value-added tax (“VAT”) and amounts paid in connection with the acquisition of know-how transfer rights.

Supplier advances and deposits are generally unsecured, non-interest bearing, and refundable in accordance with the terms of the respective agreements. The classification of these assets as current or non-current is based on the expected timing of their recovery or utilization, as determined by the terms of the underlying agreements.

Amounts related to know-how transfer are recorded as intangible assets when the Company obtains ownership and control of the related rights. Input VAT is recognized as a non-current asset to the extent it is deductible under applicable tax regulations.

Management evaluates advances and deposits on a periodic basis to assess the need for an allowance for credit losses. The allowance is based on specific identification of potential losses, historical collection patterns, and prevailing economic conditions. For the years ended March 31, 2025 and 2024, the Company recognized a reversal of USD1,115 and USD7,118 for credit losses allowance related to such deposits, which was considered insignificant.

Investment in insurance contracts

The Company purchased life insurance contracts for its key persons. A life insurance contract provides an accumulated contract value that increases over time and an additional return upon the death of the insured. The Company accounts for life insurance policies that it owns as key person life insurance in accordance with ASC 325-30, Investments in Insurance Contracts, which apply to all entities and transactions for entities that purchase life insurance where the entity is either the owner or beneficiary of the life insurance contract. An investment in life insurance should be reported at the amount that could be realized under the contract at the balance sheet date, which includes the cash surrender value and any additional amounts realizable less an allowance for credit losses. The change in cash surrender value during the period and the premium paid determine whether the expense or income to be recognized in the period.

Inventories, net

Inventories, consisting of commodities available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Company takes ownership, risks and rewards of the products purchased.

Property, plant and equipment, net

Property, plant, and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, beginning when the assets are placed into service. The Company assumes no residual value for its property, plant, and equipment. Estimated useful lives by asset category are as follows:

Category	Estimated useful lives
Electronic equipment	3 – 5 years
Office equipment	5 years
Vehicles	5 years
Heavy equipment	5 – 10 years
Building	30 – 50 years

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Routine repairs and maintenance costs are expensed as incurred. Expenditures that significantly extend the useful lives of property, plant, and equipment, or that enhance their capacity or efficiency, are capitalized as additions to the related assets. Upon retirement, sale, or disposal of assets, the asset’s cost and the related accumulated depreciation and impairment, if any, are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of operation and comprehensive income (loss).

Intangible assets, net

Purchased intangible assets with definite useful lives primarily consist of software and land use rights acquired from third parties. These intangible assets are initially recognized at cost and are amortized on a straight-line basis over their estimated economic useful lives. Intangible assets that are separately identifiable and have determinable useful lives are amortized using the straight-line method over the following estimated periods:

Category	Estimated useful lives
Software	10 years
Land use right	40 years

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Company recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.

Employee benefit plan

Full time employee in our Hong Kong subsidiary, payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and HK$1,500 of the employee’s monthly income over HK$30,000.

Full time employees of the Company’s subsidiaries in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of PRC require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made.

For the years ended March 31, 2025 and 2024, the total amounts for such employee benefits were USD54,214 and USD 55,542, respectively.

Leases

On April 1, 2022, the Company adopted ASC Topic 842, Leases (the “new lease standard”) by applying the modified retrospective approach to all leases. Under this guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02)

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and (iv) identified leases did not contain non-lease components and require no further allocation of the total lease cost. The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current, and operating lease liabilities, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Pursuant to ASC 842-10-15-3, A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For the years ended March 31, 2025 and 2024, the Company leased a warehouse from its shareholder Ms. Kwan Kit Ying for inventory storage. As the rental was free of charge and there was no explicit or implicit consideration for the warehouse rent, the arrangement does not meet the definition of a lease under ASC 842.

Deferred offering costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A “Expenses of Offering”. Deferred offering costs consist of corporate secretarial, industry research, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offer (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of March 31, 2025, the Company capitalized USD202,775 of deferred offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

On April 1, 2022, the Company adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below.

Revenue from sales of medical devices

Revenue from the sale of medical devices is recognized at a point in time when control of the product is transferred to the customer, which occurs when the customer picks up the product at the Company’s warehouse

The Company acts as a principal in these transactions and presents revenue on a gross basis.

For the year ended March 31, 2024, the payment terms for medical device sales typically grant customers a credit period of approximately 30 days, based on the customer’s creditworthiness and transaction history, and since the year ended March 31, 2025, the Company extended the payment terms for its medical devices customers up to six months.

The Company has concluded that these payment terms do not constitute a significant financing component under ASC 606.

Revenue from sales of medial software

The Company sells standardized medical software products and provides related services, including installation, alteration, and training.

Upon evaluation under ASC 606-10-25-19, two distinct performance obligations were identified:

•        Delivery of medical software (transfer of a software license); and

•        Provision of installation, alteration, or training services (performed by a third party engaged by the Company).

The software is delivered when the customer picks up the physical medium (e.g., USB drive) at the Company’s warehouse and receives the activation key through real-time communication channels such as WeChat or email. Revenue for the software component is recognized at the point in time when control transfers to the customer.

Revenue for related services is recognized in time when the installation, alteration, or training services are completed.

Because standalone selling prices for the software and related services are not directly observable in the open market, the Company estimates the allocation of the transaction price based on expected cost-plus margin methodology, pursuant to ASC 606-10-32-28.

Payment terms for medical software sales typically allow customers up to 365 days to complete payment, based on credit evaluations.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has concluded that such extended payment terms do not constitute a significant financing component under ASC 606.

Disaggregation of revenue

Revenue by product and service types

For the years ended March 31, 2025 and 2024, the Company’s revenues by product and service categories were as follows:

	For the years ended March 31,
	2025	2024
Product revenue:
Sales of medical devices-third parties	$20,838,955	$19,742,735
Sales of medical devices-related parties	150,415	—
Sales of medical software-third parties	4,445,650	6,382,079
	25,435,020	26,124,814
Service revenue:
Service related to medical software-third parties	53,357	66,429
Total revenues	$25,488,377	$26,191,243

Revenue by geographic locations

The Company’s operations are primarily based in Hong Kong, and a substantial portion of its revenue is generated from customers located in Hong Kong. The Company discloses disaggregated revenue information based on geographic location, as follows:

	For the years ended March 31,
	2025	2024
Hong Kong-third parties	$25,327,708	$26,156,502
PRC-third parties	10,254	—
PRC-related parties	150,415	34,741
Total	$25,488,377	$26,191,243

Government grant

Government grants are recognized as other income when received, provided that all eligibility conditions have been satisfied. These subsidies were received in cash and are not subject to specific rules or regulations outlining formal qualification criteria for the Company to obtain the benefits.

For the years ended March 31, 2025 and 2024, the Company received government grants totaling USD20,646 and USD31,569, respectively.

Cost of revenue

Cost of revenue primarily consists of the cost of purchased inventories and software, material costs, labor costs, taxes and surcharges, and, where applicable, inventory write-downs.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advance from customers

Contract liabilities are presented as advances from customers in the consolidated balance sheets, which primarily represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in the advance from customers at the beginning of the period were USD4,216 and USD 34,122 for the years ended March 31, 2025 and 2024 respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended March 31, 2025 and 2024, respectively

The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of materials, staff and modeling costs in connection with the research of self-manufactured medical devices which are still in process. Research and development costs are expensed as incurred in accordance with ASC 730.

Foreign currency transactions and translations

The Company’s principal location of operations is Hong Kong and PRC. The financial position and results of its subsidiaries in operations are determined using Hong Kong Dollar (“HKD”) or RMB, the local currency, for its subsidiaries located in Hong Kong and PRC, respectively, as the functional currency and the presentation currency. The Company’s financial statements are reported using U.S. Dollars (“USD” or “USD). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of HKD or RMB against USD and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s and PRC’s political and economic conditions. Any significant revaluation of HKD or RMB may materially affect the Company’s financial condition in terms of USD reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements.

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements

	Fiscal year
	2025	2024
US Exchange Rate
Year-end RMB	7.1782	7.0972
Year-end HKD	7.8080	7.8259
Year average RMB	7.1391	7.1073
Year average HKD	7.7921	7.8241

Statutory reserves

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiary in the PRC, the Company is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, the appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital. For the years ended March 31, 2025 and 2024, income allocated to statutory reserves is nil and nil, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in HKD or RMB to USD is reported in other comprehensive loss in the consolidated statements of income and comprehensive loss.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other part in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or are related corporation.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred. Subsequent to the reporting period, there were no material legal proceedings or claims against the Company.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common shares and potential common shares outstanding during the period. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts) on earnings per share. For the years ended March 31, 2025 and 2024, there were no dilutive shares.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risk and uncertainties

A part of the Company’s operation is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note l, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Additionally, since February 2022, the global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. The Company’s operation has not been impacted by the ongoing military conflict, however, due to the significant uncertainties around the further development of the conflict, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency risk

For the subsidiary of the Company operating in PRC, RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to USD965 and USD112,081 as at March 31, 2025 and 2024, respectively.

Liquidity risk and going concern

The accompanying consolidated financial statements of Brand Meditech Limited and its subsidiaries (the “Company”) have been prepared assuming that the Company will continue as a going concern. Under Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements — Going Concern, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

As of March 31, 2025, the Company had cash and cash equivalents of USD170,741, net cashout of USD1,693,889 from its operating activities, and a working capital deficit of USD3,153,529. The Company has been heavily reliant on debt financing, including borrowings from banks, related parties, and third parties, to fund its operations and meet its obligations as they become due. The Company has substantial short-term obligations maturing within twelve months, including short-term loans, notes payable, and the current portion of long-term loans, totaling approximately USD10,210,766. Although the Company generated net income of USD1,207,489 for the year ended March 31, 2025, the improvement is not sufficient to fully mitigate the liquidity risks arising from its current liabilities and low cash balance.

These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

In response to these conditions, management has developed plans to improve liquidity and financial stability, including:

•        Continuing to improve cash flow generation through operations;

•        Securing short-term financing facilities from third-party financial institutions and related parties as necessary;

•        Obtaining financial support from its major shareholder.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

To assess the shareholder’s financial ability to provide such support, management has undertaken the following procedures:

Obtained and reviewed the shareholder’s formal letter of financial support and representations relating to her intent and ability to provide the committed funding;

1)      Assessed the shareholder’s financial position through examination of supporting documentation, including ownership of real estate properties and other assets under her name;

2)      Considered the availability of liquid funds from companies under the shareholder’s control, through which the shareholder plans to channel the required funding;

3)      Evaluated the historical pattern of financial support previously extended by the shareholder to the Company, where applicable.

Based on the above considerations, the Management are of the opinion that adequate financial support will be available to enable the Company to continue in operational existence for the foreseeable future. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

However, the availability of such financial support is subject to the shareholder’s continued financial capacity and willingness to provide the funds as represented. These factors indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that would be required should the Company be unable to continue as a going concern.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, advance to suppliers. As of March 31, 2025, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including Hong Kong and mainland China. According to the China Bank Deposit Insurance Ordinance, the deposit at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately USD69,650) at each bank. As of March 31, 2025, the total amount not covered by issuance in the PRC was nil. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,037) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, the total amount not covered by issuance in Hong Kong was USD97,799. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable is typically unsecured and are derived from revenue earned from customers in Hong Kong. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the year ended March 31, 2025, three customers accounted for 21.5%, 21.2% and 13.3% for the Company’s total revenue, for the year ended March 31, 2024, five customers accounted for 17.4%, 15.9%, 15.0%, 11.6% and 10.2% for the Company’s total revenue.

As of March 31, 2025, four customers accounted for 23.8%, 17.2%, 13.3% and 11.3% of the Company’s carrying amount of account receivables, and as of March 31, 2024, two customers accounted for 59.8% and 40.2% of the Company’s carrying amount of account receivables.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Vendor concentration risk

For the year ended March 31, 2025, three vendors accounted for 62.4%, 23.4% and 13.3% of the Company’s purchase of medical devices and medical software business. For the year ended March 31, 2024, three vendors accounted for 42.0%, 34.5% and 20.9% of the Company’s purchase of medical devices and medical software business.

As of March 31, 2025, three vendors accounted for 43.6%, 29.2%, and 20.5% of the Company’s carrying amount of accounts payable related to purchase of medical devices and medical software and construction works, and as of March 31, 2024, four vendors accounted for 46.8%, 16.2%, 16.0%, and 14.9% of the Company’s carrying amount of accounts payable related to purchase of medical devices, medical software and construction works.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”) that reviews the consolidated financial results including revenue, gross profit and operating profit at a consolidated level when making decisions about allocating resources and assessing the performance of the Company as a whole. The Company has a centralized management structure, with shared resources, strategies, and cost structures across its operations, which is fairly straight-forward. As such, the Company does not track discrete financial information by separate business units that would qualify as individual operating segments under ASC 280. Accordingly, for the years ended March 31, 2025 and 2024, the Company has determined that it has one operating and reportable segment. In addition, the Company’s long-lived assets are substantially located in Hong Kong. As such, one reportable geographic segment is being presented.

Recent issued or adopted accounting standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this ASU are in response to the U.S. Securities and Exchange Commission’s (SEC) Release No. 33-10532, Disclosure Update and Simplification, in which the SEC referred certain of its disclosure requirements that overlap with, but require incremental information to, generally accepted accounting principles to the FASB for potential incorporation into the Codification. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company is still evaluating the impact of this amendment to the Company’s consolidated financial position, results of operations and cash flow.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued ASU 2023-09, “Improvement to Income Tax Disclosure”. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial position and results of operations upon adoption.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2025	2024
Accounts receivable – third parties	$7,388,151	$6,300,609
Less: Allowance for credit loss	(70,267)	(24,209)
Accounts receivable – third parties, net	$7,317,884	$6,276,400
	As of March 31,
	2025	2024
Accounts receivable-related parties	$168,999	$—
Less: Allowance for credit loss	—	—
Accounts receivable – related parties, net	$168,999	$—

Changes of allowance for credit loss-third parties are as follows:

	For the years ended March 31,
	2025	2024
Beginning balance	$24,209	$—
Current period provision	46,097	24,214
Effect of foreign currency translation	(39)	(5)
Ending balance	$70,267	$24,209

The Company’s accounts receivable primarily represent amounts due from customers arising from the sale and delivery of medical devices and software, where the Company has satisfied its performance obligations under the relevant customer contracts, issued invoices, and obtained an unconditional right to payment. These receivables remain outstanding as of the respective balance sheet dates.

For the years ended March 31, 2025 and 2024, the Company recognized an allowance for credit losses of USD 46,097 and USD24,214 for account receivable-third parties, respectively.

For the years ended March 31, 2025 and 2024, the Company recognized an allowance for credit losses of nil and nil for account receivable-related parties, respectively.

NOTE 4 — ADVANCES TO SUPPLIERS

As of March 31, 2025 and 2024, advances to suppliers primarily represent prepayments made for the procurement of medical devices and medical software, which relate to the Company’s principal business operations.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INVENTORIES

As of March 31, 2025, and 2024, inventories consist of the following:

	As of March 31,
	2025	2024
Medical devices	$2,472,373	$2,019,385
Medical software	303,604	833,102
Total	$2,775,977	$2,852,487

For the years ended March 31, 2025, and 2024, no allowance for inventory obsolescence was made.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

As of March 31, 2025, and 2024, property, plant and equipment, net consisted of the following:

	As of March 31,
	2025	2024
Properties and buildings	$7,108,217	$7,158,359
Equipment	204,580	206,360
Vehicle	4,867	4,856
Furniture & Fixture	18,663	18,620
Total	7,336,327	7,388,195
Less: Accumulated depreciation	(729,390)	(442,420)
Property, plant and equipment, net	$6,606,937	$6,945,775

For the years ended March 31, 2025 and 2024, the Company recorded depreciation expense of approximately USD286,970 and USD 261,407, respectively.

No impairment charges related to property, plant, and equipment were recognized during the years ended March 31, 2025 and 2024.

In addition, the Company pledged its office property, owned by its subsidiary Link Alive, as collateral for a bank loan with an original principal amount of approximately USD 1,011,783 (equivalent to HKD 7,900,000). The loan has a term from August 14, 2022, to August 14, 2047. The carrying value of the pledged office property was approximately USD1,915,471 and USD 1,951,525 as of March 31, 2025 and 2024, respectively.

NOTE 7 — INTANGIBLE ASSESTS, NET

As of March 31, 2025, and 2024, intangible assets, net comprised of the following:

	As of March 31,
	2025	2024
Software	$2,166	$2,190
Land use right	169,305	171,250
Total	171,471	173,440
Less: Accumulated amortization	(38,187)	(34,125)
Intangible assets, net	$133,284	$139,315

The amortization expenses were USD4,062 and USD 3,533 for the years ended March 31, 2025 and 2024, respectively.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INTANGIBLE ASSESTS, NET (cont.)

As of March 31, 2025, the estimated future amortization expenses are as follows:

For the years ended March 31,	Amortization expenses
2026	$4,449
2027	4,449
2028	4,449
2029	4,449
2030 and thereafter	115,488
Total	$133,284

NOTE 8 — INVESTMENTS IN INSURANCE CONTRACTS

As of March 31, 2025, and 2024, investments in insurance contracts consisted of the following:

	As of March 31,
	2025	2024
BEA Wealth ICON Supreme Insurance(i)	$464,362	$453,612
HSBC Jade Global Generations Universal Life Insurance(ii)	357,741	343,088
Total	$822,103	$796,700

____________

(i)      On September 2, 2021, through its subsidiary Brand Meditech (Asia) Company Limited, the Company purchased life insurance for Mr. Ouyang Le Ying, the CEO of the Brand Meditech (Asia) Company Limited. The policy owner was Brand Meditech (Asia) Company Limited and the insured person was Mr. Ouyang Le Ying. The premium paid on commencement date was USD 500,000. As of March 31, 2025 and 2024, the cash surrender value of the insurance contract was USD464,362 and USD453,612, respectively. For the years ended March 31, 2025, and 2024, an amount of USD10,750 and USD 23,743 was recorded for the changes of the fair value, respectively.

(ii)     On January 17,2023, through its subsidiary Brand Meditech (Asia) Company Limited, the Company purchased a life insurance for Ms. Kwan Kit Ying, the founder and CEO of the Company. The policy owner was Brand Meditech (Asia) Company Limited. The insured person was Ms. Kwan Kit Ying. The sum insured was USD 1,000,000 and the premium paid on commencement date was USD 398,479. As of March 31, 2025 and 2024, the cash surrender value of the insurance contract was USD357,741 and USD343,088, respectively. For the years ended March 31, 2025 and 2024, an amount of USD 14,653 and USD2,910 was recorded in for the changes of the fair value, respectively.

The Company did not record any impairment charge for the years ended March 31, 2025 and 2024, respectively.

NOTE 9 — OTHER NON-CURRENT ASSETS

As of March 31, 2025, and 2024, other non-current assets consist of the following:

	As of March 31,
	2025	2024
Deductible VAT(1)	$258,957	$234,225
Prepayment for know-how transfer(2)	1,235,266	1,124,471
Total	$1,494,223	$1,358,696

____________

(1)      Under PRC regulations, VAT input credits do not expire. However, based on management’s assessment, it is unlikely that sufficient VAT output tax will be generated within the next twelve months to utilize these input credits.

(2)      As of March 31, 2025, and 2024, the balance of prepayment for know-how transfer represents the amount paid to a third party to acquire the know-how and technical assistance relating to the design, manufacture, test, inspection, adjustment, operation and maintenance of AED Meducore Easy defibrillators and implementation of the technology. The total amount for the technology transfer was approximately USD 2,589,840 (EUR2,400,000). As of March 31, 2025, the Company has not obtained the ownership of know-how technology, and the technology was not in use. As the acceptance process remains incomplete, the outstanding balance has not been settled as of the date of this annual report, and the prepayment related to the know-how transfer has not yet been reclassified to intangible assets.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — NOTE PAYABLE

As of March 31, 2025 and 2024, notes payable represented amounts owed to issuing banks, which issued the notes on behalf of the Company to settle payables to suppliers for the purchase of medical devices and medical software related to the Company’s principal operating business activities. The maturity of each note is consistent with the original supplier payment terms. The notes were normally settled on 51 to 122 day terms, with annual interest rates varying between 3.5% and 7.13% as bank charges.

NOTE 11 — ACCOUNT PAYABLE

As of March 31, 2025 and 2024, accounts payable primarily consisted of amounts due to suppliers for the purchase of medical devices and medical software related to the Company’s principal business operations, amount due to suppliers for the raw material, spare part for the Company’s manufacturing and amount payable for construction works of the Company’s plant. These payables are non-interest-bearing and are generally settled within one year in accordance with the credit terms established by the vendors.

NOTE 12 — SHORT-TERM BORROWINGS

Short-term borrowings as of March 31, 2025, consisted of the following:

Lender	Company	Description	Rate	Amount-USD
ICBC Limited	Niche Xuzhou	Short-term loan	3.45%	1,390,214
Bank of East Asia Limited	BMHK	Short-term loan	3.0%	357,876
Bank of East Asia Limited	BMHK	Bank overdraft	6.4%	228,179
Bank of East Asia Limited	BMHK	Short-term loan	5.31%	384,221
Hongkong and Shanghai Banking Corporation Limited	BMHK	Bank overdraft	5.5%	266,118
Dah Sing Bank	BMHK	Bank overdraft	4.4%	218,374
Total				2,844,982

Short-term borrowings as of March 31, 2024, consisted of the following:

Lender	Company	Description	Rate	Amount-USD
Bank of East Asia Limited	BMHK	Short-term loan	3.00%	359,991
Bank of East Asia Limited	BMHK	Bank overdraft	Nominal interest rate	484,282
Hongkong and Shanghai Banking Corporation Limited	BMHK	Bank overdraft	HIBOR+2% p.a.	387,481
Hongkong and Shanghai Banking Corporation Limited	BMHK	Bank overdraft	EURIBOR+2.5% p.a.	28
Dah Sing Bank	BMHK	Bank overdraft	Prime Rate p.a.	446,438
OCBC Bank (Hong Kong) Limited	BMHK	Bank overdraft	HIBOR-2% p.a	74
Total				1,678,294

As of March 31, 2025, the Company’s loan from ICBC Limited secured by the following:

(a)     a property held by Niche Xuzhou;

(b)    a personal guarantee from Mr. Ouyang Le Ying; and

(c)    a personal guarantee from Ms. Kwan Kit Ying

The carrying amount of the property owned by Niche Xuzhou was USD 4,457,881 as of March 31, 2025.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHORT-TERM BORROWINGS (cont.)

As of March 31, 2025 and 2024, the Company’s loans from the Bank of East Asia were secured by the following:

(a)     a guarantee of USD 1,635,586 (HKD 12,800,000) issued by the Hong Kong Mortgage Corporation Insurance Limited (HKMCI) under the SME Financing Guarantee Scheme entered into with the Bank;

(b)    a personal guarantee from Mr. Ouyang Le Ying;

(c)     a personal guarantee from Ms. Kwan Kit Ying;

(d)    a corporate guarantee provided by Brand Meditech (Fuyang) Co., Ltd.; and,

(e)     a corporate guarantee provided by Niche Medical (Xuzhou) Co., Ltd.

As of March 31, 2025 and 2024, the Company’s loans from The Hongkong and Shanghai Banking Corporation Limited (HSBC) were secured or guaranteed by:

(a)     a personal guarantee from Ms. Kwan Kit Ying and a property held in her name;

(b)    a property held by Link Alive Technology Company; and

(c)     a personal guarantee from Mr. Ouyang Le Ying.

The carrying amount of the office property owned by Link Alive Technology Company was USD1,915,471 as of March 31, 2025 and USD 1,951,525 as of March 31, 2024.

Additionally, as of March 31, 2025 and 2024, the Company’s loans from Dah Sing Bank were secured by two personal properties held by Mr. Ouyang Le Ying.

NOTE 13 — LONG-TERM DEBT

Long-term debt as of March 31, 2025, consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount-USD
Dah Sing Bank	BMHK	3.03%	4/13/2017	11/5/2044	381,724
Habib Bank Zurich (Hong Kong) Limited	BMHK	3.75%	9/22/2017	7/14/2025	27,953
Hongkong and Shanghai Banking Corporation Limited	BMHK	5.87%	12/18/2019	12/18/2049	1,719,550
Hongkong and Shanghai Banking Corporation Limited	BMHK	7.25%	12/19/2019	Revolving	512,295
Hongkong and Shanghai Banking Corporation Limited	BMHK	3.38%	10/16/2020	10/14/2030	103,208
Hongkong and Shanghai Banking Corporation Limited	BMHK	3.0%	4/9/2021	4/8/2031	55,854
Hongkong and Shanghai Banking Corporation Limited	BMHK	6.82%	7/7/2022	7/7/2027	129,862
Hongkong and Shanghai Banking Corporation Limited	BMHK	3.38%	8/14/2022	8/14/2047	907,233
Hongkong and Shanghai Banking Corporation Limited	BMHK	6.97%	11/29/2022	Revolving	384,221
Hongkong and Shanghai Banking Corporation Limited	BMHK	4.63%	1/17/2023	1/17/2030	123,850
Ping An OneConnect Bank (Hong Kong) Limited	BMHK	11.05%	8/5/2024	8/5/2029	111,305
Ping An OneConnect Bank (Hong Kong) Limited	BMHK	11.05%	8/5/2024	8/5/2024	222,611
Dah Sing Bank	BMHK	5.88%	8/30/2024	8/30/2028	444,570
OCBC Bank (Hong Kong) Limited	BMHK	5.75%	3/19/2025	3/19/2030	256,148
Total					5,380,384

Less: Current portion of long-term debt					(490,108)
Long-term debt, net of current portion					4,890,276

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — LONG-TERM DEBT (cont.)

Long-term debt as of March 31, 2024, consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount-USD
Dah Sing Bank	BMHK	3.03%	4/13/2017	11/5/2044	395,234
Habib Bank Zurich (HongKong) Limited	BMHK	3.75%	9/22/2017	3/31/2025	43,223
China Citic Bank International Limited	BMHK	7.80%	1/16/2019	Revolving	1,661,142
China Citic Bank International Limited	BMHK	2.88%	1/10/2019	10/1/2049	411,873
Hongkong and Shanghai Banking Corporation Limited	BMHK	5.87%	12/18/2019	12/18/2049	1,784,926
Hongkong and Shanghai Banking Corporation Limited	BMHK	6.55%	12/23/2019	12/22/2024	42,930
Hongkong and Shanghai Banking Corporation Limited	BMHK	7.25%	12/19/2019	Revolving	511,121
Hongkong and Shanghai Banking Corporation Limited	BMHK	3.38%	10/16/2020	10/14/2030	119,432
Hongkong and Shanghai Banking Corporation Limited	BMHK	3.50%	4/9/2021	4/8/2031	63,824
Ping An OneConnect Bank (Hong Kong) Limited	BMHK	7.72%	3/14/2022	3/14/2025	91,819
Hongkong and Shanghai Banking Corporation Limited	BMHK	6.82%	7/7/2022	7/7/2027	181,067
Hongkong and Shanghai Banking Corporation Limited	BMHK	3.38%	8/14/2022	8/14/2047	945,531
Hongkong and Shanghai Banking Corporation Limited	BMHK	6.97%	11/29/2022	Revolving	383,340
Hongkong and Shanghai Banking Corporation Limited	BMHK	5.58%	1/17/2023	1/17/2030	150,012
Ping An OneConnect Bank (Hong Kong) Limited	BMHK	9.57%	5/19/2023	5/19/2026	115,041
Total					6,900,515

Less: Current portion of long-term debt					(2,126,717)
Long-term debt, net of current portion					4,773,798

As of March 31, 2025 and 2024, the Company’s loans from the Habib Bank Zurich (HongKong) Limited were secured by the following:

(a)     Ms. Kwan Kit Ying, Mr. Ouyang Le Ying and Ms. AuYeung Sau Ying;

(b)    all monies charged over a property owned by Mr. Ouyang Le Ying.

As of March 31, 2025 and 2024, the Company’s loans from Hongkong and Shanghai Banking Corporation Limited are secured or guaranteed by the following:

(a)     a personal guarantee from Ms. Kwan Kit Ying;

(b)    a personal guarantee from Mr. Ouyang Le Ying;

(c)     a property held by Ms. Kwan Kit Ying; and

(d)    a property held by Link Alive Technology Company.

The carrying amount of the office property owned by Link Alive Technology Company was USD1,915,471 as of March 31, 2025 and USD 1,951,525 as of March 31, 2024.

As of the same dates, the Company’s loans from Ping An OneConnect Bank (Hong Kong) Limited are secured or guaranteed by the following:

(a)     a personal guarantee from Ms. Kwan Kit Ying;

(b)    SME Financing Guarantee Scheme operated by HKMCI, under which HKMCI provided 80% guarantee coverage to the loan.

Additionally, as of March 31, 2025, and 2024, the Company’s loans from Dah Sing Bank were secured by two properties held by Mr. Ouyang Le Ying.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — LONG-TERM DEBT (cont.)

As of the March 31, 2025, the Company’s loans from OCBC Bank (Hong Kong) Limited are secured or guaranteed by the following:

(a)     guarantee(s) issued by HKMCI under the Scheme for an amount of HK$1,600,000 with risk sharing of 80%;

(b)    a corporate guarantee provided by Niche Medical (Xuzhou) Co., Ltd;

(c)     a personal guarantee from Ms. Kwan Kit Ying; and

(d)    a personal guarantee from Mr. Ouyang Le Ying;

As of March 31, 2025 and 2024, the maturities of principal of the borrowings based on scheduled repayments were as follows:

	As of March 31,
	2025	2024
2025	—	2,126,717
2026	490,108	294,777
2027	480,686	250,950
2028	475,705	218,041
2029	386,145	193,295
2030 and thereafter	3,547,740	3,816,735
Total	$5,380,384	$6,900,515

NOTE 14 — OTHER PAYABLE AND ACCRUED LIABILITIES

	As of March 31,
	2025	2024
Payroll payable	$121,598	$32,533
Loan from third parties(1)	587,205	366,340
Others	45,310	3,401
Total	$754,113	$402,274

____________

(1)      On March 18, 2024, the Company, through its subsidiary in PRC, entered into a loan agreement with a third party. Pursuant to the agreement, the third party lent a total of USD 366,340 (RMB 2,600,000) to the Company with an annual interest of 4%. The loan was unsecured with a term of one year, and all the principal and accumulated interest would be paid at maturity. On March 13, 2025, the Company, the original lender, and a shareholder of the Company as the new debtor, entered into a tri-party debt transfer agreement. Pursuant to the agreement, the repayment obligation of the Company was fully transferred to the new debtor, who assumed all liabilities for the principal and any potential interest. Consequently, the Company was irrevocably released from any further obligation related to this loan.

On November 17, 2024, December 20, 2024 and February 12, 2025, the Company, through its subsidiary BMHK, entered into a loan agreement with third party to borrow an amount of USD120,000, USD65,000 and USD400,000, respectively. The term for each of the three loan was one year since its effectiveness with an annual interest of 2%. As of March 31, 2025, the outstanding balance consisted of USD585,000 principal and 2,205 accrued but unpaid interests.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — RELATED PARTIES TRANSACTIONS

1)      Nature of relationships with related party

Name	Relationship with the Company	Nature
Kwan Kit Ying	Shareholder and Chairwoman	Warehouse lease and working capital loan
Ouyang Le Ying	CEO of BMHK	Guarantee for the Company’s loan
AuYeung Sau Ying	Ouyang Le Ying’s family member	Guarantee for the Company’s loan
Brand Meditech (Fuyang) Co., Ltd.	Controlled by Ouyang Le Ying’s family member	Guarantee for the Company’s loan
Xuzhou Brand Meditech Medical Equipment Co., Ltd.	Controlled by Ouyang Le Ying’s family member	Sales of medical devices

2)      Related party balance

Account receivable — related party

As of March 31, 2025 and 2024, account receivable — related party was comprised of the following:

		As of March 31,
		2025	2024
Xuzhou Brand Meditech Medical Equipment Co., Ltd.	Sales of medical devices	168,999	—
Total		$168,999	$—

Amount due to related party

As of March 31, 2025 and 2024, amounts due to related parties were comprised of the following:

		As of March 31,
		2025	2024
Due to Kwan Kit Ying	working capital loan	538,100	3,783
Total		$538,100	$3,783

The balance represents an interest-free loan from Ms. Kwan Kit Ying provided to support the Company’s working capital needs. The loan is repayable on demand.

3)      Related party transactions

Working capital loan

On January 1, 2022, the Company, through its subsidiary Brand Meditech (Asia) Company Limited, entered into a Property Lease Agreement with Ms. Kwan Kit Ying. Under the terms of the agreement, the Company leases a property for warehouse use. The lease commenced on January 1, 2022, and has a term of five years, ending on December 31, 2026. The lease is provided rent-free.

On April 1, 2022, the Company, through its subsidiary Brand Meditech (Asia) Company Limited, entered into a Shareholder Loan and Advance Agreement with Ms. Kwan Kit Ying, a shareholder of the Company. Under the agreement, Ms. Kwan Kit Ying committed to provide a loan facility of up to approximately USD 6,403,689 (HKD 50,000,000) to support the Company’s working capital requirements.

Disbursements and repayments under the facility are made through entities designated by Ms. Kwan Kit Ying, which may include affiliated companies or individuals acting as intermediaries. These designated entities function solely as non-discretionary conduits, holding no contractual rights, financial exposure, or operational control over the loan. Ms. Kwan Kit Ying maintains full beneficial ownership of the loan and assumes ultimate responsibility for its funding and repayment.

The loan is non-interest-bearing and does not have fixed repayment terms. For the years ended March 31, 2025 and 2024, the Company received total loan proceeds of USD 5,303,664 and USD6,515,719, respectively, from Ms. Kwan Kit Ying under this arrangement.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — RELATED PARTIES TRANSACTIONS (cont.)

Sales revenue from related parties

For the years ended March 31, 2025 and 2024, sales revenue from related parties was as below:

		As of March 31,
		2025	2024
Xuzhou Brand Meditech Medical Equipment Co., Ltd.	Sales of medical devices	150,415	—
Total		$150,415	$—

Cost of revenue related to sales to related party

For the years ended March 31, 2025 and 2024, cost of revenue related to sales to related parties was as below:

		As of March 31,
		2025	2024
Xuzhou Brand Meditech Medical Equipment Co., Ltd.	Cost of revenue related to sales to related parties	136,330	—
Total		$136,330	$—

Lease from related parties

Since January 1, 2022, the Company leased a warehouse free of charge from its shareholder Ms. Kwan Kit Ying for inventory storage. The lease term was five years from January 1, 2022 to December 31, 2026.

Guarantee provided by related parties

For the years ended March 31, 2025 and 2024, the Company’s related parties, including Ms. Kwan Kit Ying, Mr. Ouyang Le Ying, Ms. AuYeung Sau Ying and Brand Meditech (Fuyang) Co., Ltd. provided guarantee for the Company short-term or long-term loans. For details, please refer to Note 12 and Note 13.

Loan transfer from third party to related party

As disclosed in Note 14 (1), on March 18, 2024, the Company, through its subsidiary in PRC, entered into a loan agreement with a third party. Pursuant to the agreement, the third party lent a total of USD 366,340 (RMB 2,600,000) to the Company with an annual interest of 4%. On March 13, 2025, the Company, the original lender, and a shareholder of the Company as the new debtor, entered into a tri-party debt transfer agreement. Pursuant to the agreement, the repayment obligation of the Company was fully transferred to the new debtor, who assumed all liabilities for the principal and any potential interest. Consequently, the Company was irrevocably released from any further obligation related to this loan.

NOTE 16 — TAXATIONS

Income taxes

Cayman Islands

BM Cayman is incorporated in the Cayman Island. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

BM BVI is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — TAXATIONS (cont.)

Hong Kong

BM HK and Link Alive are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately USD255,620), and 16.5% on any part of assessable profits over HK$2,000,000 (approximately USD255,620). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Niche Xuzhou is incorporated in the PRC and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

For the years ended March 31, 2025, and 2024, the income tax provision consisted of the following components:

	As of March 31,
	2025	2024
Current income tax expenses	$310,754	$403,652
Deferred income tax benefit	(48,836)	(30,468)
Total income tax expenses	$261,918	$373,184

As of March 31, 2025, and 2024, deferred tax assets are composed of the following:

	As of March 31,
	2025	2024
Deferred tax assets
Net operating loss carryforwards	$407,231	$262,771
Total deferred tax assets	407,231	262,771
Less: valuation allowance	(244,332)	(147,115)
Deferred tax assets, net	$162,899	$115,656

Changes of allowance for deferred tax assets are as follows:

	For the years ended March 31,
	2025	2024
Beginning balance	$147,115	$47,487
Addition	99,163	100,650
Effect of foreign currency translation	(1,946)	(1,022)
Ending balance	$244,332	$147,115

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projects future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income exclusive of reversing taxable temporary differences.

Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, the Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — TAXATIONS (cont.)

the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified. The Company has considered some subsidiaries of the Company’s history of losses and concluded that it is more likely than not that these subsidiaries will not generate sufficient future taxable income prior to the expiration of their net operating losses. As a result, management assessed that a valuation allowance of USD99,163 and USD100,650 were made for the years ended March 31, 2025 and 2024, respectively. As of March 31, 2025 and 2024, the net operating losses carryforward to be deductible in the future was USD740,038 and USD462,618, respectively, and as of March 31, 2025, and 2024, the unrecognized tax benefits were USD162,899 and USD115,656, respectively.

The following table reconciles the statutory rate to the Company’s effective tax rate for the fiscal year ended March 31, 2025, and 2024:

	For the years ended March 31,
	2025	2024
Hong Kong Statutory income tax rate	16.5%	16.5%
Effect of tax rate differential	(2.6)%	(1.1)%
Effect of different tax rates of subsidiary operating in other jurisdiction	3.0%	4.6%
Deferred tax not recognized	0.9%	0.9%
Utilization of tax losses carried forward from prior year	—%	(0.7)%
Effective tax rate	17.8%	20.2%

As of March 31, 2025 and 2024, tax payable consisted of the following:

	As of March 31,
	2025	2024
Income tax payable	$715,109	$407,047
Others	2,059	—
Total	$717,168	$407,047

NOTE 17 — ORDINARY SHARES

Ordinary Shares

The Company was established as an exempted company under the laws of Cayman Islands on July 21, 2022. The authorized share capital of the Company on incorporation was HKD 380,000 divided into 38,000,000 Ordinary Shares of par value HKD0.01 each.

On February 11, 2025, the Company’s ordinary shares were redesignated from HK dollars to US dollars and reclassified into Class A Ordinary Shares and Class B Ordinary Shares. As a result of this reorganization, the Company’s authorized share capital is USD10,000, divided into 1,000,000,000 Ordinary Shares, consisting of 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, which was retroactively reflected as of and for the year ended 2024.

Accordingly, as of March 31, 2025 and 2024, the Company had 10,000,000 issued and outstanding Ordinary Shares, respectively.

Subscription receivable

As of March 31, 2025 and 2024, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of the 10,000,000 Ordinary Shares issued by the Company.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — STATUTORY SURPLUS RESERVE AND RESTRICTED NET ASSETS

A portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of March 31, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the consolidated net assets were USD3,157,524 and USD3,731,613, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

NOTE 19 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be involved in legal proceedings related to contractual obligations, employment matters, and other business activities. The Company records a liability for contingencies when it is determined that a loss is both probable and reasonably estimable in accordance with ASC 450, Contingencies. As of March 31, 2025 and 2024, the Company had no contingent liabilities that were assessed as probable and reasonably estimable.

Technology Purchase Commitment

As disclosed in Note 9, on November 16, 2018, the Company entered into a Know-How Agreement with a third party to acquire technical knowledge and assistance related to the design, manufacture, testing, inspection, adjustment, operation, and maintenance of AED Meducore Easy defibrillators. The total contractual consideration for the technology transfer was approximately USD2,589,840 (EUR 2,400,000).

As of March 31, 2025 and 2024, the remaining outstanding commitment under the agreement was approximately USD1,354,574 and USD1,465,369, respectively.

Loan Repayment Commitments

As disclosed in Notes 12 and 13, as of March 31, 2025, the Company had outstanding borrowings consisting of USD 2,844,982 in short-term loans and USD5,380,384 in long-term loans, of which USD 490,108 is due within one year.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — EARNINGS PER SHARE

Basic and diluted earnings per ordinary share for each of the years presented is calculated as follows:

	For the years ended March 31,
	2025	2024
Numerators
Net income	1,207,489	1,472,771

Denominators
Weighted average number of Ordinary Shares outstanding-Basic and diluted*	10,000,000	10,000,000
Net income per Ordinary Share-Basic and diluted*	0.12	0.15

____________

*        The share amounts are presented on a retrospective basis based on the reorganization completed on August 24, 2022, and the ordinary share redesignation completed on February 11, 2025.

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended March 31, 2025, and 2024, the Company had no dilutive shares.

NOTE 21 — SEGMENT INFORMATION

Reportable Segments

The Company operates as a single reportable segment, which is consistent with how the CODM, allocates resources and assesses performance. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, the management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using net income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net income is defined as revenue less cost of revenue and operating expenses, and other segment items (including interest income, interest expense and other income), and income taxes.

Significant Segment Expense Categories Provided to the CODM

	For the years ended March 31,
	2025	2024
Net revenue	$25,488,377	$26,191,243
Total costs	(21,496,223)	(21,976,995)
Gross Profit	$3,992,154	$4,214,248

Operating expenses
Sales and marketing expenses	$(52,624)	$(81,612)
General and administrative expenses	(1,331,106)	(1,064,803)
Research and development expenses	(140,679)	(213,305)
Total operating expenses	$(1,524,409)	$(1,359,720)

Total other expenses, net	(998,337)	(1,008,573)

Income before income taxes	1,469,408	1,845,955
Income tax expense	(261,919)	(373,184)
Net income	$1,207,489	$1,472,771

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 24, 2025, the date these consolidated financial statements were issued, and has concluded that, there were no events that would require recognition or disclosure in the consolidated financial statements.

NOTE 23 — FINANCIAL INFORMATION OF PARENT COMPANY

The Parent Company was incorporated on July 21, 2022. The following disclosures present the financial positions of the Parent Company as of March 31, 2025, and 2024, and results of operations and cash flows of the Parent Company for the years ended March 31, 2025, and 2024.

The financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company uses the equity method to account for investments in its subsidiaries.

The Parent Company and its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s financial statements, its investments in subsidiaries are reported using the equity method of accounting.

The Parent Company is a Cayman Island company, therefore, is not subject to income taxes for all the years presented.

PARENT COMPANY BALANCE SHEETS

	As of March 31,
	2025	2024
ASSETS
Investment in subsidiaries	$1,175,641	$85,203
Total assets	$1,175,641	$85,203

Shareholder’s equity
Class A Ordinary Shares, $0.00001 par value per share, 900,000,000 Class A Ordinary Shares authorized, 9,000,000 Class A Ordinary Shares issued and outstanding*	$90	$90
Class B Ordinary Shares, $0.00001 par value per share, 100,000,000 Class B Ordinary Shares authorized, 1,000,000 Class B Ordinary Shares issued and outstanding*	10	10
Subscription receivable	(100)	(100)
Additional paid-in capital	1,282	1,282
Retained Earnings	1,914,364	706,875
Accumulated other comprehensive loss	(740,005)	(622,954)
Total shareholder’s equity	1,175,641	85,203
Total liabilities and shareholders’ equity (deficit)	$1,175,641	$85,203

____________

*      The share amounts are presented on a retroactive basis based on the reorganization completed on August 24, 2022, and the ordinary share redesignation completed on February 11, 2025.

BRAND MEDITECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — FINANCIAL INFORMATION OF PARENT COMPANY (cont.)

PARENT COMPANY STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the years ended March 31,
	2025	2024
Equity interest in earnings of subsidiaries	$1,207,489	$1,472,771
Net income	$1,207,489	$1,472,771

Other comprehensive loss
Foreign currency translation adjustment	(117,051)	(157,142)
Comprehensive income	$1,090,438	$1,315,629

PARENT COMPANY CASH FLOWS

	For the years ended March 31,
	2025	2024
Cash flows from operating activities
Net income	$1,207,489	$1,472,771
Adjustments to reconcile net income to net cash provided by operating activities:
Equity interest in loss of subsidiaries	(1,207,489)	(1,472,771)
Net cash provided by operating activities	—
Cash and cash equivalents, at beginning of year	$—	$—
Cash and cash equivalents, at the end of the year	$—	$—

[•] Class A Ordinary Shares

BRAND MEDITECH LIMITED

___________________

Prospectus

___________________

[•], 2025

Maxim Group LLC

Until [•], 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that each existing or former director (including any alternate director appointed), secretary, or other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives (each an “Indemnified Person”) shall, to the extent permitted by law, be indemnified against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, in or about the conduct of the Company’s business or affairs or in the execution or discharge of their duties, powers, authorities or discretions, and (b) without limitation to the generality of the foregoing, all costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. Since incorporation, there have been changes in the ownership of our Class A Ordinary Shares. See “Corporate History and Structure” and “Principal Shareholders.”

Purchaser	Date of Issuance	Number of Securities	Consideration (US$)
Brand Meditech Company Limited (“BMCL”)	July 21, 2022	38,000,000 ordinary shares, par value of HK$0.01 each(1)	100	(2)

____________

(1)      On February 11, 2025, the Company’s ordinary shares were redesignated from HK dollars to US dollars and reclassified into Class A Ordinary Shares and Class B Ordinary Shares.

(2)      As of the date of this prospectus, the Company has not yet received the consideration. See “Note 17 — Ordinary Shares” to the Company’s consolidated financial statements for the years ended March 31, 2025 and 2024.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier (Cayman) LLP regarding the validity of the Class A Ordinary Shares being registered
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2*	Form of Employment Agreement between the Registrant and each of its executive officers
10.3*	Form of Offer Letter between the Registrant and each of its directors
10.4*	Development agreement by and between BM HK and Corscience, dated November 16, 2018
10.5*	Transfer agreement by and between BM HK and Corscience, dated November 22, 2019
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Assentsure PAC
23.2*	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)
23.3*	Consent of Zhong Yin Law Firm
23.4*	Consent of Hunter Taubman Fischer & Li LLC
24.1	Powers of Attorney (included on signature page)
14.1*	Code of Business Conduct and Ethics of the Registrant
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Opinion of Zhong Yin Law Firm Regarding Certain PRC Legal Matters
107*	Calculation of Filing Fee Table

____________

*        to be filed by amendment

**      PREVIOUSLY FILED

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hong Kong, on [•], 2025.

Brand Meditech Limited
By:
Name: Kit Ying Kwan
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Kit Ying Kwan and Rui Zhang as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the U.S. Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on [•], 2025.

Signature	Title
Chief Executive Officer and Chairwoman of the Board of Directors
Name: Kit Ying Kwan	(principal executive officer)
Chief Financial Officer
Name: Rui Zhang	(principal financial and accounting officer)
Director
Name: Leo De Guzman Vega
Executive Director
Name: David Garcia Galvez
Independent Director
Name: James Russell Campbell
Independent Director
Name: Daniel Stephen Szubielski
Independent Director
Name: Justin Christopher Evans

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Brand Meditech Limited, has signed this registration statement or amendment thereto in [•] on [•], 2025.

[Name]
By:
Name: [•]